BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

SHAREHOLDERS MANUAL

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

APRIL 27, 2021

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INDEX

1 - Management Message	p. 03

2 – Guidance to Participate in the General Shareholders’ Meeting

2.1. Attendance in the Virtual Meeting

2.1.1 Shareholders

2.1.1.1 Individual Shareholders	p. 06

2.1.1.2. Corporate Shareholders	p. 06

2.1.1.3. Shareholders represented by Proxy	p. 07

2.1.1.4. Foreign Shareholders	p. 07

2.1.1.4. Guidelines for accessing the Digital Platform	p. 07

2.1.2. Holders of American Depositary Receipts - ADRs	p. 08

2.2 - Participation by distance voting form	p. 08

2.2.1. By filling instructions transmitted to the Company’s bookkeeper agent	p. 08

2.2.2. By filling instructions transmitted to their respective custodian agents	p. 09

2.2.3. By sending the Distance Voting Form Directly to BRF	p. 09

2.3. Quorums Applicable to the AGOE	p. 12

2.3.1. Installation Quorum	p.12

2.3.2. Deliberation Quorum	p.12

2.4. Conflict of Interest	p. 12

3 – Management Proposal	p. 14

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1 - MANAGEMENT MESSAGE

Dear Shareholders,

BRF S.A. (“BRF” or “Company”) is a company characterized by its widespread and diffuse shareholding control, whose shares grant equal rights to its holders and which offers equal protection mechanisms to its shareholders.

Our shares are listed on Novo Mercado segment of B3 – Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”), with level III ADRs.

In line with the policy of high level of corporate governance adopted by the Company and within the principles of transparency, homogeneity and equality defined for the relationship with our investors, we invite you to attend our Ordinary and Extraordinary General Shareholders’ Meeting (“AGOE”) convened for April 27, 2021, at 11:00 a.m., exclusively under virtual format, by means of the digital platform Chorus Call (“Digital Platform”).

To reinforce our concern over the information provided, we have made available on our Investor Relations website (https://ri.brf-global.com/, item Corporate Governance) and on the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), the B3 (www.b3.com.br) and the SEC - Securities and Exchange Commission (www.sec.gov), all the documents legally required and other that we deem as necessary to endorse the understanding and the decision to be taken by the shareholders that will be subject to deliberation at this AGOE, as well as in this Manual.

We will discuss the following subjects to be approved:

I - At the Ordinary General Shareholders’ Meeting:

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended on December 31, 2020, including the absorption of the profit of such year by the balance of accumulated losses;

(ii) To set the annual global compensation of the Company’s management for the year 2021;

(iii) To elect the members of the Fiscal Council;

(iv) To establish the compensation of the members of the Fiscal Council for the fiscal year 2021.

II - At the Extraordinary General Shareholders’ Meeting:

(i) To resolve on the following amendments to the Company’s Bylaws, as detailed in a draft with revision marks contained in the Management Proposal disclosed to the market:

(a) Amend Article 3 of the Company’s Bylaws, in order to include, in the corporate purpose: the (i) manufacture by its own or on demand, commercialization, export and

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import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter; and

(b) Amend Article 33 of the Company’s Bylaws, in order to (1) establish that the Coordinator of the Audit and Integrity Committee will be chosen by the Board of Directors and not by the members of the Audit and Integrity Committee; (2) establish that Audit and Integrity Committee’s regular meetings shall have a bimonthly periodicity and no longer monthly; and (3) exclude the obligation that the meetings between the Audit and Integrity Committee Coordinator and the members of the Board of Directors and the Fiscal Council be held quarterly;

(ii) Consolidate the Company’s Bylaws with the approved changes; and

(iii) Resolve on the following changes to the Restricted Stocks Plan of the Company (“Restricted Stocks Plan”):

(a)	Exclude the concepts of “Parity Actions”, “Total Shareholder Return - TSR” and “Funds Committed”, and, therefore change items 1.1, 5.3, 5.3.1 and 7.1 and exclude itens 5.3.2 and 7.2 of the Restricted Stocks Plan;
(b)	Insert the possibility for the Company, at its sole discretion and subject to any restrictions and procedures provided for in the applicable legislation and regulation, to grant restricted shares in the form of American Depositary Receipts - ADRs, with the consequent inclusion of a new item 6.2 in the Restricted Stocks Plan;
(c)	Consolidate the competence of the Board of Directors to establish the effects of the Beneficiary's termination in relation to “Restricted Stock Not Fully Acquired”, with the consequent amendment of item 8.1 and the exclusion of the current items 8.2 and 8.3 of the Restricted Stocks Plan; and
(d)	Implement wording adjustments, without material change of content, and consequently change items 1.1 (concepts of “Restricted Stock Not Fully Acquired” and “Committee”), 2.1, 3.1, 3.2, 4.1, 4.2 (d), 4.3, 6.1, 7.3, 7.4, 10.2 and 10.3 and the exclusion of the current item 6.2 of the Restricted Stocks Plan.

We welcome your participation in our AGOE, as it will deal with matters that are relevant to the Company and that are reflected in the effective generation of value for our shareholders.

We understand that the information now available enables our shareholders to take an early position and facilitate decision-making. Our Investor Relations team is prepared and available to resolve any doubts or to guide you.

Counting on your presence, we take the opportunity to present our consideration and appreciation.

Sincerely,

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Pedro Pullen Parente

Chairman of the Board of Directors

Lorival Luz

Global Chief Executive Officer

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

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2 - GUIDANCE TO PARTICIPATE IN THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

2.1. – ATTENDANCE IN THE VIRTUAL MEETING

2.1.1. SHAREHOLDERS

Due to the COVID-19 pandemic in Brazil, the AGOE will be carried out exclusively under virtual format, by means of a digital platform, pursuant to article 124, paragraph 2-A, of Law No. 6,404/1976 (“Lei das SA”) and CVM Instruction No. 481 / 2009, as amended.

The Company emphasizes that it will not be possible to physically attend the AGOE, since it will be held exclusively on-line.

As provided for in article 5, paragraph 3, of CVM Instruction No. 481/2009, shareholders wishing to participate in the AGOE, personally or by means of attorneys-in-fact, must forward, by 11 am on April 25, 2021, 2 (two) days before the holding of the AGOE, exclusively by the e-mail acoes@brf-br.com, a request of access to the Digital Platform (“Access Request”).

The Access Request must contain the identification of the shareholder and, if applicable, of his attorney-in-fact who will participate in the AGOE, and the digitalized copies of the following documents:

2.1.1.1. INDIVIDUAL SHAREHOLDERS

•	Picture I.D.; and
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares.

2.1.1.2. CORPORATE SHAREHOLDERS

•	Latest version of the Bylaws or consolidated articles of association and the corporate documentation granting powers to represent the legal entity (i.e. minutes of the election of officers);
•	Picture I.D. of the legal representatives;
•	Statement disclosing the respective shareholding stake, issued by the financial institution responsible for the custody of the shares;
•	In case of Investment Funds: (i) the latest consolidated version of the fund regulation; (ii) bylaws or articles of association of the administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and (iii) picture I.D. of the legal representative(s) of the fund administrator or manager.

2.1.1.3. SHAREHOLDERS REPRESENTED BY PROXY

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•	In addition to the documents referred to above, a power of attorney which must have been granted within less than 1 (one) year to any attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, with the investment funds administrator responsible for representing its quotaholders, as stated in paragraph 1 of article 126 of Law No. 6.404/1976. Corporate shareholders may be represented by proxy established according to their bylaws/articles of association, not being mandatory that the legal representative be a shareholder, manager of the Company, lawyer or a financial institution;
▪	Picture I.D. of the attorney-in-fact;
•	If the shareholders so desire, they may use the proxies made available by the Company to vote on matters of interest to the AGOE, as stated in the Public Request for Proxy undertaken by the Company, in the form provided in article 22 and following of CVM Instruction No. 481/2009. The documents referring to the Public Request for Proxy were disclosed by the Company on the Investor Relations website (www.brf-global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br), of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br) and of the Securities and Exchange Commission (www.sec.gov).

The Access Request that is submitted by the representative of more than one shareholder must, mandatorily, contain the digitized copies of the representation documentation necessary for the qualification of each shareholder to be represented by him in the AGOE, as indicated above.

2.1.1.4. FOREIGN SHAREHOLDERS

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into a sworn form, not being required their notarization and consularization.

2.1.1.5. GUIDELINES FOR ACCESSING THE DIGITAL PLATFORM

After verifying the regularity of the documents sent for participation in the AGOE, the Company shall forward the individual invitations to access the Digital Platform and the respective instructions for accessing the electronic system for participation in the AGOE, including the password required to do so, to shareholders (or their duly constituted representatives or attorneys) who have submitted their Access Request within the due date and under the conditions described above, by e-mail.

Shareholders who do not send the Access Request within the aforementioned period (until 11:00 am on April 25, 2021) will not be able to participate in the AGOE.

The shareholder who has duly submitted his Access Request and does not receive from the Company the e-mail with instructions for access and participation by the AGOE until 23:59 minutes of April 25, 2021, should contact the Company between at 8:00 a.m. and 6:00 p.m. on April 26, 2021, by calling 55 11 2322 5377, so that thei respective instructions for accessing the Digital Platform can be sent (or provided by phone).

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The Company emphasizes that it will be the sole responsibility of the shareholder to ensure the compatibility of his/her equipment with the use of the Digital Platform. BRF shall not be liable for any operational or connection problems that shareholders may face or other situations that are not under the Company's control, such as instability in the Internet connection or incompatibility of the Digital Platform with the shareholder's or his/her representative's equipment. The AGOE will be recorded, pursuant to Article 21-C, §1, item III of CVM Instruction 481/2009.

The Company recommends that shareholders become familiar with the use of the Digital Platform in advance, as well as ensure the compatibility of their respective electronic devices with the use of the Digital Platform (by video and audio). The Company also recommends shareholders to access the electronic system made available for participation in the AGOE at least 30 minutes in advance of the time scheduled for the beginning of AGOE, in order to allow the validation of the access and participation of all shareholders that use it.

The duly registered shareholder who participates through the electronic system provided by the Company will be considered present at the AGOE (being able to exercise their respective voting rights) and sign the respective minutes, under the terms of article 21-V, item III and sole paragraph, of the CVM Instruction No. 481/2009.

The Company also highlights that the information and guidelines for accessing the Digital Platform, including, but not limited to, the password, are unique and non-transferable, and the shareholder (or its respective attorney, as the case may be) assumes fully responsible for the possession and secrecy of the information and guidelines transmitted to it by the Company under the terms of this Manual.

2.1.2. HOLDERS OF AMERICAN DEPOSITORY RECEITPS - ADRs

ADR holders will be represented by The Bank of New York Mellon at the AGOE, as depositary institution, under the terms of the Deposit Agreement entered into with the Company. ADR holders will not be allowed to participate in the AGOE by means of the Digital Platform.

2.2. PARTICIPATION BY DISTANCE VOTING FORM

As stated in articles 21-A and following of the CVM Instruction Nº 481/2009, Company’s shareholders may send their voting instructions, from this date, on the matters to be raised at the AGOE by completing and sending the distance voting forms allowing them to cast their vote from distance (“Distance Voting Forms ”), whose model was made available, separately, at the Company’s Investor Relations website (www.brf-global.com/ri, in the Corporate Governance item) and in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br).

To do so, the Distance Voting Form should:

•	be accessed to be printed and completed in advance in the item “Corporate Governance” of the Company´s Investor Relations website (www.brf-global.com/ri), as
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well as in the websites of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (www.cvm.gov.br) and of B3 S.A - Brasil, Bolsa, Balcão (www.b3.com.br); and

•	be received within a period of 7 (seven) days before the date of the AGOE, i.e. by April 20, 2020 (inclusive). Any Distance Voting Forms received after such date will be disregarded.

Shareholders who choose to exercise their voting right through the Distance Voting Form should do so through one of the options described below:

2.2.1. By filling instructions transmitted to the Company’s bookkeeper agent

This option is intended exclusively for shareholders holding shares registered by Itaú Corretora de Valores S.A. and which are not deposited with a central depositary:

The shareholder holding shares that are not deposited with a central depository and who choose to exercise their distance voting right through service providers may transmit their voting instructions to the bookkeeping agent for the shares issued by BRF, Itaú Corretora de Valores S.A., subject to the rules determined by it. In this sense, Itaú created the website Shareholder Meeting, a secure solution where remote voting is possible. To vote through the website, it is necessary to register and have a digital certificate. Information on registration and step-by-step instructions for issuing the digital certificate are described on the website: https://www.itau.com.br/investmentservices/assembleia-digital/

In case of doubts, shareholders should contact Itaú Corretora de Valores S.A. and check the procedures established by it for the issuance of voting instructions via the Distance Voting Form, as well as the documents and information required by it to exercise such power. Itaú’s data are as follows:

• Telephone - Shareholder service: 3003-9285 (capitals and metropolitan regions) / 0800 720 9285 (other locations).

• Opening hours: working days, from 9 am to 6 pm.

• E-mail: escrituracaoacoes@itau-unibanco.com.br

• Address: Avenida Brigadeiro Faria Lima, 3400 - 10th floor, São Paulo, SP.

Pursuant to Article 21-B of CVM Instruction No. 481/2009, the shareholder must transmit instructions for filling out the Distance Voting Form to the bookkeeping agent up to 7 days before the date of the AGOE, that is, until April 20, 2021 (inclusive), unless a different term is established by Itaú Corretora de Valores S.A.

2.2.2. By filling instructions transmitted to their respective custodian agents

This option is intended exclusively for shareholders holding shares held by B3 S.A. - Brasil, Bolsa, Balcão (“B3”). In this case, the remote vote will be exercised by the shareholders in accordance with the procedures adopted by their custody agents.

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The shareholder holding shares deposited in the B3 Depositary Central and who choose to exercise their right to vote at distance through service providers must transmit their voting instructions to their respective custody agents, observing the rules determined by them, which, in turn, will forward such voting manifestations to the B3 Depositary Central.

To this end, shareholders must contact their custody agents and check the procedures established by them for issuing voting instructions via the ballot, as well as the documents and information required by them to exercise such power.

Pursuant to article 21-B of CVM Instruction No. 481/2009, the shareholder must transmit instructions for filling out the Distance Voting Form to his custody agents within 7 days before the date of the AGOE, that is, until the 20th of April 2020 (inclusive), unless a different term, always prior to that date, is established by your custodian agents.

2.2.3. By sending the Distance Voting Form Directly to BRF

Instead of following the procedures described in items 2.2.1 and 2.2.2 above, shareholders may also send their Distance Voting Forms directly to the Company.

To do so, shareholders should print the Distance Voting Form, complete it, initial all the pages and sign it. Shareholders should then send the Distance Voting Form, duly completed, initialed and signed, to the e-mail: acoes@brf-br.com, along with the digitalized copies of the documents described below:

Individual shareholders

▪	Picture I.D. of the shareholder.

Corporate shareholders

▪	Latest bylaws or consolidated articles of association and the corporate documents that prove the powers of representation (i.e. minutes of the election of officers); and
▪	Picture I.D. of the legal representative(s).

Investment funds

  the latest consolidated version of the fund regulation;
  bylaws or articles of association of its administrator or manager, as the case may be, with the fund´s voting policy and corporate documents that prove the powers of representation (minutes of the election of officers, term(s) of investiture and/or power of attorney); and
▪	picture I.D. of the legal representative(s) of the fund administrator or manager.

The Company does not require the signature of the Distance Voting Form, nor its consularization.

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The corporate and representation documents of legal entities and investment funds drawn up in a foreign language must be translated into a sworn form, not being required their notarization and consularization.

Within 3 (three) days of receiving these documents, the Company will inform the shareholder, through the electronic address indicated in the Distance Voting Form, about their receipt and acceptance.

Should the Distance Voting Form not be fully completed or accompanied by the corroborating documents described above, it will be disregarded, and this information will be sent to the shareholders through the electronic address indicated in the Distance Voting Form informing the shareholders of the need to rectify or resend the Distance Voting Form or documents which accompany it (providing there is enough time), describing the procedures and periods needed to regularize the distance voting.

BRF stresses that:

▪	in case of any divergence between the Distance Voting Form received directly by the Company and the voting instruction contained in the voting map from the bookkeeper for the same CPF (individual taxpayer number) or CNPJ (corporate taxpayer number), the voting instructions of the bookkeeper shall prevail, in accordance with the provisions of Paragraph Two of the article 21-W of CVM Instruction No. 481/2009;

▪	as stated in article 21-S of CVM Instruction Nº 481/2009, the B3 Depositary Central, upon receiving the voting instructions from the shareholders through their respective custody agents, will disregard any divergent instructions in relation to the same resolution that they have issued by the same CPF or CNPJ registration number;
▪	once the deadline for distance voting has ended, i.e. on April 20, 2021, the shareholder cannot change the voting instructions already sent, except at the AGOE, in person or by proxy, upon explicit request to disregard the voting instructions. sent via Distance Voting Form, before the respective subject (s) are put to a vote; and

▪	as provided for in article 21-X of CVM Instruction No. 481/2009, remote voting instructions will normally be considered in the event of a possible postponement of the AGOE or if it is necessary to perform it on second call, provided that the eventual postponement or realization on second call do not exceed 30 (thirty) days from the date initially scheduled for its realization on first call.

2.3. QUORUMS APPLICABLE TO THE AGOE

2.3.1. Installation Quorums

In accordance with article 125 of the Brazilian Corporation Law, subject to the exceptions provided for by law, the general shareholders´ meeting shall be installed, on first call, with the presence of shareholders representing at least 1/4 (one quarter) of the capital stock with voting rights; and, on second call, with the presence of any number of shareholders.

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For the AGOE items that involve amendment to the Bylaws, under the terms of article 135 of the Brazilian Corporation Law, the installation for deliberation on such matters will occur at first call with the presence of shareholders representing 2/3 (two thirds), at least, of the voting capital, being able to be installed in second call with any number of shareholders.

If the quorum applicable on the first call is not reached, the Company will announce a new date for the Meeting, and, on the second call, it can be installed with any number of shareholders present.

2.3.2. Deliberation Quorum

For the approval of the matters included in the AGOE’s agenda, a favorable vote of the absolute majority of votes present at the Meeting will be necessary, not counting the blank votes, pursuant to Article 129 of the Brazilian Corporation Law.

2.4. CONFLICT OF INTERESTS

As provided for in the Brazilian Corporation Law, the shareholder will not be able to vote on the AGOE’s resolutions regarding the approval of his accounts as a manager, or any others that may benefit him in a particular way, or in which he has a conflicting interest with that of the Company.

In the event of any allegation by any of the shareholders present about the alleged conflict of interest of the shareholder that prevents him from voting at the AGOE, or, still, about the occurrence of another legal hypothesis of voting impediment and the shareholder himself has not declared his impediment, the chairman or AGOE’s desk secretary shall suspend the decision to hear and receive such allegation, together with any contrary statement from the shareholder in question, before putting the matter to a vote.

The chairman of the AGOE’s may, in the event of a possible impediment to vote, ask the shareholder for clarification on the situation, before putting the matter to a vote.

In line with the CVM’s understandings, in situations where the voting impediment is unequivocal and the shareholder does not abstain from voting, the chairman has the power to declare such impediment, and is not allowed to prevent voting in other situations, without prejudice to the legal provisions on the eventual annulment of the vote cast.

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3 - MANAGEMENT PROPOSAL FOR THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 27, 2021

BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

PROPOSAL OF THE BOARD OF DIRECTORS FOR THE ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING TO BE HELD ON APRIL 27, 2021

Dear Shareholders,

In compliance with Instruction No. 481/2009 of the Brazilian Securities and Exchange Commission, (local acronym CVM), we present below the management proposal (“Proposal”) of BRF SA (“Company” or “BRF”), containing the information and documents related to the matters to be resolved at the Ordinary and Extraordinary General Shareholders’ Meeting of the Company, to be held on April 27, 2021, at 11:00 a.m. (“AGOE”), exclusively under virtual format, by means of the digital platform Chorus Call (“Digital Platform”):

I. ORDINARY GENERAL SHAREHOLDERS’ MEETING

(i) To take the Management’s accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the fiscal year ended December 31, 2020, including the absorption of the profit of such year by the balance of accumulated losses;

Management Proposal: Approve the management accounts and the financial statements of the Company for the fiscal year ended on December 31, 2020 (“Fiscal Year 2020”), accompanied by the management report, the explanatory notes, the report of the independent auditors, the opinion of the Fiscal Council, the summarized annual report of the Audit and Integrity Committee, the Managers’s comments on the Company’s financial situation, in accordance with Item 10 of the Company’s Reference Form, pursuant to Appendix I to this Proposal, as required by article 9 of CVM Instruction No. 481/2009.

We emphasize that the profit for the financial year of 2020, n the amount of R$ 1,383,563,620.46 was fully used to offset the accumulated losses balance, in accordance with the provisions of article 189 of Law No. 6.404/1976 (“Brazilian Corporation Law. In any case, the Company presents Appendix 9-1-II to CVM Instruction No. 481/2009 under the Appendix II to this Proposal.

(ii) To set the annual global compensation of the Company’s management for the year 2021.

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Management Proposal: Pursuant to Article 17 of the Bylaws, approve the annual global compensation for the fiscal year 2021 for the members of the Board of Directors and of the Board of Officers in the amount of up to R$ 103,368,000.00. Such amount refers to the proposed limit for fixed compensation (salary or pro-labore, direct and indirect benefits) and benefits motivated by the termination of the position, as well as variable remuneration (profit sharing) and related values the Stock Option Plan and the Company’s Restricted Stocks Plan, as summarized below:

	Approved 2020	Accomplished 2020	Proposal 2021
Board of Directors (in thousands of reais)
Fees + Charges and Benefits	15,447	14,407	15,456
Share-based compensation	5,997	5,727	5,997
Total Board of Directors	21,444	20,134	21,453
Board of Officers (in thousands of reais)
Fees + Charges and Benefits	43,858	30,418	38,751
Share-based compensation	15,131	18,845	20,167
Profit Sharing	22,936	19,812	22,997
Total Board of Officers	81,924	69,075	81,915

TOTAL Board of Directors and Statutory Board	103,368	89,209	103,368

The amount proposed for Exercise 2021 is similar to that proposed for Exercise 2020.

It is important to note that, differently from what we presented in previous years, the proposal for management compensation for 2021 does not take social charges into consideration, according to a Circular recently published by CVMs´ Superintendence of Business Relations (Circular CVM/SEP/Nº 1/2021 - Proceeding No. 19957.007457 / 2018-10).

Thus, we hereby inform you that the present annual global compensation proposal for the Company's management already excludes the amounts related to social charges, both in the 2021 proposal and in the information on what was approved and carried out in 2020.

Appendix III to this Proposal contains the information related to Item 13 of the Company’s Reference Form, as required by article 12 of CVM Instruction 481/2009.

(iii) To elect the members of the Fiscal Council .

Management Proposal: Considering that the operation of the Company’s Fiscal Council ends at the first Ordinary General Shareholders’ Meeting after its election, as provided in article 161, paragraph 5 of Law No. 6.404/1976, and that article 30 of the Bylaws establishes that the

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Company will have a Fiscal Council with permanent functioning, the Management proposes, for a term of office until the Ordinary General Shareholders’ Meeting to be held in the fiscal year 2021, the election of the following members and alternate members of the Fiscal Council, namely:

Effective Members	Alternate Members
Atílio Guaspari Maria Paula Soares Aranha	Marcus Vinicius Dias Severini Monica Hojaij Carvalho Molina
André Vicentini	Valdecyr Maciel Gomes

It should be noted that the candidates Maria Paula Soares Aranha (holder) and Mônica Hojaij Carvalho Molina (alternate) were appointed by the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil – Previ and the candidates André Vicentini and Valdecyr Maciel Gomes by the shareholder Fundação Petrobras de Seguridade Social – PETROS.

Appendix IV to this Proposal contains the information regarding the candidates for members of the Company's Fiscal Council, pursuant to Items 12.5 to 12.10 of the Company's Reference Form, as required by article 10 of CVM Instruction 481/2009.

(iv) To establish the compensation of the members of the Fiscal Council for the fiscal year 2021.

Management Proposal: Pursuant to article 16, item V, of the Bylaws, to approve the compensation for the fiscal year 2021 for the effective members of the Company’s Fiscal Council in an amount corresponding to 10% (ten percent) of the average value of the compensation attributed to the Company’s Officers (not considering benefit not counted, representation fees and profit sharing), pursuant to article 162, paragraph 3, of the Brazilian Corporation Law, considering the maximum amount as summarized below:

	Approved 2020	Accomplished 2020	Proposal 2021
Fiscal Council
Fees + Charges	798	533	798
Total Fiscal Council	798	533	798

Appendix III to this Proposal contains the information related to Item 13 of the Company’s Reference Form, as required by article 12 of CVM Instruction No. 481/09.

II. EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

(i) To resolve on the following amendments to the Company’s Bylaws, as detailed in the draft with revision marks contained in the Proposal disclosed to the market:

(a) Amend Article 3 of the Company’s Bylaws, in order to include, in the corporate purpose:

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the (i) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter; and

(b) Amend Article 33 of the Company’s Bylaws, in order to (1) establish that the Coordinator of the Audit and Integrity Committee will be chosen by the Board of Directors and not by the members of the Audit and Integrity Committee; (2) establish that Audit and Integrity Committee’s regular meetings shall have a bimonthly periodicity and no longer monthly; and (3) exclude the obligation that the meetings between the Audit and Integrity Committee Coordinator and the members of the Board of Directors and the Fiscal Council be held quarterly;

Management Proposal: Approve the amendments (i) of article 3 of the Bylaws in order to include, in the corporate purpose: the (i) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter; (ii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (iii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter; and (ii) Article 33 of the Bylaws to insert new rules regarding the operation of the Audit and Integrity Committee.

Appendix V to this Proposal contains the version of the Company’s Bylaws with the proposed amendments incorporated and highlighted and Appendix VI contains the proposed amendments to the bylaws in the form of a comparative table, with the indication of the justification for the change and the analysis of the legal and economic effects, as required by article 11 of CVM Instruction No. 481/09.

(ii) Consolidate the Company’s Bylaws with the approved changes.

Management Proposal: If the proposals object of item II (i) above are approved, the Company’s Management proposes the approval of the consolidation of the Bylaws, in order to reflect, in a single document, the wording in force, under the terms of the document contained in the Appendix V to this Proposal.

(iii) To resolve on the following changes to the Restricted Stocks Plan of the Company (“Restricted Stocks Plan”): (a) Exclude the concepts of “Parity Actions”, “Total Shareholder Return - TSR” and “Funds Committed”, and, therefore change items 1.1, 5.3, 5.3.1 and 7.1 and exclude itens 5.3.2 and 7.2 of the Restricted Stocks Plan; (b) Insert the possibility for the Company, at its sole discretion and subject to any restrictions and procedures provided for in the applicable legislation and regulation, to grant restricted shares in the form of American Depositary Receipts - ADRs, with the consequent inclusion of a new item 6.2 in the Restricted Stocks Plan; (c) Consolidate the competence of the Board of Directors to establish the effects of the Beneficiary's termination in relation to “Restricted Stock Not Fully Acquired”, with the consequent amendment of item 8.1 and the exclusion of the current items 8.2 and 8.3 of the Restricted Stocks Plan; and (d) Implement wording adjustments, without material change of

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content, and consequently change items 1.1 (concepts of “Restricted Stock Not Fully Acquired” and “Committee”), 2.1, 3.1, 3.2, 4.1, 4.2 (d), 4.3, 6.1, 7.3, 7.4, 10.2 and 10.3 and the exclusion of the current item 6.2 of the Restricted Stocks Plan.

Management Proposal : To approve all the proposed changes to the Restricted Stocks Plan of the Company (“Restricted Stocks Plan”), which, in general, aim to give greater flexibility to the Board of Directors in the management of the Restricted Stocks Plan, allowing it to be able to establish, in each specific situation, the conditions that it deems most appropriate to regulate the granting of shares restricted to the management and other employees of the Company.

The table below shows the change to be made in the Restricted Stocks Plan:

Item	Current	Proposed
1.1. Definitions	“Parity Actions” means the Company's stocks acquired by the Beneficiary for participation in the Plan with the resources of Authorized Funds.	“Parity Actions” means the Company's stocks acquired by the Beneficiary for participation in the Plan with the resources of Authorized Funds.
1.1. Definitions	"Restricted Stock Not Fully Acquired" means the Restricted Stock not fully acquired in accordance with item 7.1 below;	“ Restricted Shares Not Fully Acquired” means the Restricted Stock in relation to which the necessary condition ~~not fully acquired in accordance with~~ item 7.1 below has not yet been fulfilled;
1.1. Definitions	“Committee” means the committee established to advise the Board of Directors of the Plan, pursuant to item 4.1 below;	“Committee” means the committee established to advise the Board of Directors on the management of the Plan, pursuant to item 4.1 below;
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1.1. Definitions	“TSR” means the “Total Shareholder Return” - indicator of total return to shareholders, calculated from the price of the Company's shares on the last business day of each fiscal year, plus the dividends per share paid by the Company from the Grant Date, with the premise that dividends will be reinvested in Company itself, and such indicator obtained through consultation to information from Bloomberg news agency or, failing that, for an equivalent; and	“TSR” means the “Total Shareholder Return” - indicator of total return to shareholders, calculated from the price of the Company's shares on the last business day of each fiscal year, plus the dividends per share paid by the Company from the Grant Date, with the premise that dividends will be reinvested in Company itself, and such indicator obtained through consultation to information from Bloomberg news agency or, failing that, for an equivalent; and
1.1. Definitions	“Funds Committed” means the profits, hiring bonuses and other resources (not including salary) authorized by the Board of Directors for investment by the beneficiary in the acquisition of the Company's shares.	“Funds Committed” means the profits, hiring bonuses and other resources (not including salary) authorized by the Board of Directors for investment by the beneficiary in the acquisition of the Company's shares.
2.1. Objectives of the Plan	The Plan aims to allow the grant of Restricted Shares to Eligible Persons selected by the Board of Directors, in order to: (a) stimulating the expansion, success and the achievement of social objectives of the Company; (b) aligning the interests of shareholders of the Company to the Eligible Persons; and (c) allow the Company or other companies under its control, attract and retain tied the Eligible Persons.	The Plan aims to allow the grant of Restricted Shares to Eligible Persons selected by the Board of Directors, in order to: (a) stimulating the expansion, success and the achievement of social objectives of the Company; (b) aligning the interests of shareholders of the Company to the Eligible Persons; and (c) allow the Company, or other companies under its control, attract and retain tied the Eligible Persons.
3.1. Eligible Persons	May be elected as Restricted Stock Beneficiaries under the Plan members of the Board of Directors, officers, statutory or not, and others occupying positions of Company or other companies under its control.	May be elected as ~~Restricted Stock~~ Beneficiaries under the Plan members of the Board of Directors, officers, statutory or not, and others occupying positions ~~of~~ in the Company or in other companies under its control.
3.2. Eligible People	Nevertheless, members of the Board of Directors who are also members of the Board of Officers shall only receive the Company’s Restricted Stocks grants in the quality of officers.	Nevertheless, members of the Board of Directors who are also members of the Board of Officers shall only receive the ~~Company’s~~ Restricted Stocks grants in the quality of officers.
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4.1.Plan Administration	The Plan will be managed by the Board of Directors, which may, in observance of the provisions of the Company’s Bylaws and the current applicable legislation, respecting the limits of the global annual compensation of the managers, constitute a Committee specially created to advise it in the administration of the Plan.	The Plan will be managed by the Board of Directors, which may, in observance of the provisions of the Company’s Bylaws and the current applicable legislation, respecting the limits of the global annual compensation of the managers, be assisted by the People, Governance, Organization and Culture Committee and/or another group/collegiate, defined by it ~~constitute a Committee specially created to advise it in the administration of the Plan~~.
4.2.Plan Administration	(d) approve the Grant Agreements to be entered into between the Company and each Beneficiary, subject to the provisions of the Plan.	(d) approve the terms and conditions of the Grant Agreements to be entered into between the Company and the ~~each~~ Beneficiary, subject to the provisions of the Plan.
4.3.Plan Administration	In exercising its authority, the Board of Directors will be subject only to the limits of the law and the regulations of the Securities and Exchange Commission and the terms of the Plan, it being understood that the Board of Directors may treat differently administrators and employees or subsidiaries that are in a similar situation and is not bound by any rule of equality or analogy to extend to all Beneficiaries the conditions that it deems applicable only to one or some in its sole discretion. The Board of Directors may also establish special treatment for exceptional cases for the effectiveness of each right of the Restricted Shares, provided that the rights already granted are not affected to the Beneficiaries or the basic principles of the Plan. Such exceptional circumstance shall not constitute a precedent for other Beneficiary.	In exercising its authority, the Board of Directors will be subject only to the limits of the law and the regulations of the Securities and Exchange Commission and the terms of the Plan, it being understood that the Board of Directors may treat differently administrators and employees from the Company or from companies under its control ~~subsidiaries~~ that are in a similar situation and is not bound by any rule of equality or analogy to extend to all Beneficiaries the conditions that it deems applicable only to one or some in its sole discretion. The Board of Directors may also establish special treatment for exceptional cases for the effectiveness of each right of the Restricted Shares, provided that the rights already granted are not affected to the Beneficiaries or the basic principles of the Plan. Such exceptionality ~~circumstance~~ shall not constitute a precedent for other Beneficiaries~~y~~.
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5.3. Grant of Restricted Stocks	The Board of Directors will determine the grant of Restricted Stock for investment by the Beneficiary in the acquisition of Parity Stock as provided in Section 5.3.1 below or any other criteria for granting that deems appropriate, and such Parity Stocks shall be subject to the rules set out in section 7.2 below. Additionally, the Board of Directors may make the acquisition of rights related to the Restricted Stocks to other conditions, and impose restrictions on transfer, and may also reserve for the Company repurchase options and/or preemptive rights in case of sale by such Beneficiary same Restricted Stock.	The Board of Directors ~~will determine the grant of Restricted Stock for investment by the Beneficiary in the acquisition of Parity Stock as provided in Section 5.3.1 below or any other criteria for granting that deems appropriate, and such Parity Stocks shall be subject to the rules set out in section 7.2 below. Additionally, the Board of Directors~~ may make the acquisition of rights related to the Restricted Stocks to any ~~other~~ conditions, that deems convenient and impose restrictions on transfer, and may also reserve for the Company repurchase options and/or preemptive rights in case of sale by such Beneficiary same Restricted Stock.
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5.3.1. Grant of Restricted Stocks

At the discretion of the Board of Directors, the number of Restricted Stock to be granted to the Beneficiaries may be calculated as follows:

(a) To the Beneficiaries who invest 25% (twenty five percent) to 50% (fifty percent) of the net value of the Funds Authorized, will be granted the equivalent of one (1) Restricted Stock for each Parity Stock.

(b) To the Beneficiaries who invest more than 50% (fifty percent) limited to 100% (a hundred percent) of the net value of the Funds Authorized, will be granted the equivalent of two (2) Restricted Stock for each Parity Stock.

At the discretion of the Board of Directors, the number of Restricted Stock to be granted to the Beneficiaries may be calculated as follows:

(a) To the Beneficiaries who invest 25% (twenty five percent) to 50% (fifty percent) of the net value of the Funds Authorized, will be granted the equivalent of one (1) Restricted Stock for each Parity Stock.

(b) To the Beneficiaries who invest more than 50% (fifty percent) limited to 100% (a hundred percent) of the net value of the Funds Authorized, will be granted the equivalent of two (2) Restricted Stock for each Parity Stock.

Without prejudice to other conditions that the Board of Directors deems convenient, pursuant to item 5.3 above, the acquisition Restricted Stocks rights may, at the discretion of the Board of Directors, be either wholly or partially subject to the Company’s achievement of certain performance rates. Measurement of performance rates and their effects on the acquisition of Restricted Stocks rights shall be defined by the Board of Directors and should be reflected in the Grant Agreements.

5.3.2. Grant of Restricted Shares	5.3.2. The Beneficiary, following the acquisition of Parity Stocks on B3, must prove the acquisition of such Parity Stock by delivery to the Company of the respective brokerage notes.	5.3.2. The Beneficiary, following the acquisition of Parity Stocks on B3, must prove the acquisition of such Parity Stock by delivery to the Company of the respective brokerage notes.
6.1. Stocks subjected to the Plan	The total number of Restricted Stock that may be granted under this Plan, added to the total number of shares that may be acquired under the Stock Option Plan will not exceed 2.5% (two and a half percent) of the common, registered, book-entry shares with no par value, representing the Company’s total capital stock, corresponding, on this date, to 20,311,831 (twenty million, three hundred and eleven thousand, eight hundred and thirty-one) common, registered, book-entry shares with no par value issued by the Company.	The total number of Restricted Stock that may be granted under this Plan, added to the total number of shares that may be acquired under the Stock Option Plan ~~will~~ shall not exceed 2.5% (two and a half percent) of the common, registered, book-entry shares with no par value, representing the Company’s total capital stock, corresponding, on this date, to 20,311,831 (twenty million, three hundred and eleven thousand, eight hundred and thirty-one) common, registered, book-entry shares with no par value issued by the Company.
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6.2. Stocks subjected to the Plan	In order to meet the grant of Restricted Stock under the Plan, the Company, subject to applicable laws and regulations, will sell treasury shares through a private transaction at no cost to the beneficiaries.

In order to meet the grant of Restricted Stock under the Plan, the Company, subject to applicable laws and regulations, will sell treasury shares through a private transaction at no cost to the beneficiaries.

The Board of Directors, at its sole discretion, may choose to grant to Beneficiaries some or all of the Restricted Stocks to which they are entitled in the form of ADRs - American Depositary Receipts backed by stocks issued by the Company, subject to the limits established in item 6.1 above, as well as any restrictions and procedures provided for in the applicable legislation and regulation.

7.1. Acquisition of Rights Related to Restricted Stock

Without prejudice to other terms and conditions set forth in the respective Grant Agreements, the rights of beneficiaries in respect of Restricted Stock will only be fully acquired is checked, all of the following conditions:

(a) the Beneficiaries remain continuously connected as an administrator or employee of the Company for the period to be defined by the Board of Directors; and

(b) is obtained by the Company a TSR to be set by the Board of Directors in their respective Grant Agreements, which must be determined at the end of each anniversary of the Grant Date during the all the period to be defined by the Board of Directors, under the terms of item (a) above.

Without prejudice to other terms and conditions set forth in the respective Grant Agreements, the rights of beneficiaries in respect of Restricted Stock will only be fully acquired if ~~is checked, all of the following conditions: (a)~~ the Beneficiaries remain continuously connected, as an administrator or employee of the Company for the period to be defined by the Board of Directors and established in each Grant Agreement~~; and~~

~~(b) is obtained by the Company a TSR to be set by the Board of Directors in their respective Grant Agreements, which must be determined at the end of each anniversary of the Grant Date during the all the period to be defined by the Board of Directors, under the terms of item (a) above~~.

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7.2. Acquisition of Rights Related to Restricted Stock	While the rights of Restricted Stock are not fully acquired under the terms and conditions set out in item 7.1 above, the Beneficiary may not engage, sell, assign, sell or transfer, directly or indirectly, the Parity Stocks.

~~While the rights of Restricted Stock are not fully acquired under the terms and conditions set out in item 7.1 above, the Beneficiary may not engage, sell, assign, sell or transfer, directly or indirectly, the Parity Stocks.~~

Once the condition established in item 7.1 above is met, and pursuant to the legal requirements and applicable regulations, the Company shall either transfer the relevant Restricted Stocks or the equivalent financial amount to the Beneficiary, at no cost to the Beneficiary.

7.3. Acquisition of Rights Related to Restricted Stock

Once the condition established in item 7.1 above is met, and pursuant to the legal requirements and applicable regulations, the Company shall transfer the relevant Restricted Stocks to the Beneficiary, at no cost to the Beneficiary.

No change in wording, only renumbered to 7.2
7.4. Acquisition of Rights Related to Restricted Stock	The Restricted Stock fully acquired under the Plan will maintain all the rights of their species, except for the prohibition periods trading in shares as provided by law and applicable regulations, as well as possible as otherwise determined by the Board of Directors.	(Renumbered to 7.3) The Restricted Stock fully acquired under the Plan will maintain all the rights inherent to the condition of shareholders of the Company ~~of their species~~, except for the prohibition periods trading in shares as provided by law and applicable regulations, as well as possible as otherwise determined by the Board of Directors.
8.1. Hypothesis of Termination and its Effects	Except as provided below, the Beneficiary's severance of hypotheses, the Restricted Stocks Not Fully Acquired shall be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation.	Except ~~as provided below,~~ otherwise defined by the Board of Directors and established in the respective Grant Agreements, the Beneficiary's severance of hypotheses, the Restricted Stocks Not Fully Acquired shall be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation.
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8.2. Hypothesis of Termination and its Effects	In case of Termination event for Beneficiary's death, the Restricted Stocks Not Fully Acquired in the Termination date will have their vesting period anticipated and, subject to the applicable legal and regulatory requirements, the Company will transfer to the beneficiary of the estate's name, or if this ended to the Beneficiary's legal successors, their Restricted Stock at no cost to the beneficiary or their heirs and successors in title.	~~In case of Termination event for Beneficiary's death, the Restricted Stocks Not Fully Acquired in the Termination date will have their vesting period anticipated and, subject to the applicable legal and regulatory requirements, the Company will transfer to the beneficiary of the estate's name, or if this ended to the Beneficiary's legal successors, their Restricted Stock at no cost to the beneficiary or their heirs and successors in title.~~
8.3. Hypothesis of Termination and its Effects	Nevertheless the above, the Board of Directors may, at its sole discretion, whenever it deems that social interests are better served by such a measure, fails to observe the rules laid down in the above items, giving special treatment to a particular Beneficiary.	~~Nevertheless the above, the Board of Directors may, at its sole discretion, whenever it deems that social interests are better served by such a measure, fails to observe the rules laid down in the above items, giving special treatment to a particular Beneficiary.~~
10.2. General Provisions	This Plan and related Grant Agreements (i) do not create any rights other than those expressly provided for in its own terms, (ii) do not give stability or guarantee employment or stay in the condition of administrator or employee, (iii) or harm the right of the Company or other companies under its control, at any time and as appropriate, terminate the employment contract or to terminate the mandate or the relationship with the Beneficiary, (iv) do not guarantee the right to re-election or reappointment functions in the Company or other companies under its control.	This Plan and related Grant Agreements (i) do not create any rights other than those expressly provided for in its own terms, (ii) do not give stability or guarantee employment or stay in the condition of administrator or employee, (iii) or harm the right of the Company or other companies under its control, at any time and as appropriate, terminate the employment contract or to terminate the mandate or the relationship with the Beneficiary, (iv) do not guarantee the right to re-election or reappointment functions in the Company or other companies under its control. (adjustments in Portuguese only in order to better adequate language)
10.3. General Provisions	Each Beneficiary shall expressly adhere to the terms of the Plan, by written declaration, without any exception, as defined by the Board of Directors.	Each Beneficiary shall expressly adhere to the terms of the Plan, by signing the agreement ~~written declaration~~, without any exception, as defined by the Board of Directors.
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Appendix VII to this Proposal contains the version of the Restricked Stocks Plan with the proposed amendments incorporated and highlighted.

This is what the Board of Directors had to propose and expects to be evaluated and approved by Messrs. shareholders.

* * *

The Company’s shareholders interested in accessing the information or raising questions related to the above proposals should contact the Investor Relations area, by calling +55 (11) 2322-5377 or via e-mail: acoes@brf-br.com . All documents pertinent to this AGOE are available to shareholders on the following websites https://ri.brf-global.com/, www.b3.com.br and www.cvm.gov.br.

São Paulo, March 26, 2021.

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INDEX

Appendixes to the Management Proposal for the Ordinary and Extraordinary General Shareholders’ Meeting of BRF S.A., to be held on April 27, 2020

Appendix I - Management comments on the Company’s financial situation (Item 10 of the Company’s Reference Form, pursuant to CVM Instruction No. 480, of December 7, 2009). p. 15

Appendix II - Information on the allocation of net income (Appendix 9-1-II of CVM Instruction No. 481, of December 17, 2009). p. 83

Appendix III - Information on the compensation of the Management and of the Fiscal Council (Item 13 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009). p. 86

Appendix IV - Information on candidates for the positions of members of the Fiscal Council (Items 12.5 to 12.10 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009). p. 125

Appendix V - Copy of the Company’s Bylaws highlighting the proposed amendments (Article 11, item I, of CVM Instruction No. 481, of December 17, 2009). p. 130

Appendix VI - Comparative table of the proposed amendment to the Company’s Bylaws with an indication of justification for the changes and alanysis of their legal and economic effects. (Article 11, item II, of CVM Instruction No. 481, of December 17, 2009). p. 161

Appendix VII - Copy of the Company’s Restricted Stocks Plan, highlighting the proposed amendments. p. 165

* * *

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BRF S.A.

Appendix I - Management’s Comments on the Company’s Financial Situation (Item 10 of the Company’s Reference Form, according to CVM Instruction No. 480, of December 7, 2009)

10. Directors’ comments

The following information presented has been evaluated and commented on by the Company´s Directors:

10.1 - Financial conditions and general assets

a.       Financial conditions and general assets

The Company has sufficient financial and equity conditions to continue its business plan and fulfill its short and long-term obligations, including loans from third parties, as well as to meet the financing of its activities and cover its need for resources.

The table below shows the evolution of the main financial indicators of the Company, considering its consolidated financial statements:

Ratios In thousands of R$	2020	2019	2018
Current Assets[1]	22,725,959	14,946,182	15,704,595
Current Liabilities[1]	15,418,610	13,324,005	13,357,111
Current Liquidity	1.47	1.12	1.18
Current Assets[1]	22,725,959	14,946,182	15,704,595
Long-term Receivables	9,308,366	9,455,356	7,549,076
Current Liabilities[1]	15,418,610	13,324,005	13,357,111
Non-current Liabilities	25,411,044	20,228,277	20,361,960
Overall Liquidity	0.78	0.73	0.69
Leverage (Net Debt2 / Adjusted EBITDA3)	2.73	2.50	5.12

______________________

(1)	The assets held for sale and liabilities directly associated with these assets were not considered for the calculation of the current and overall liquidity ratios.
(2)	The Company calculates net debt as the balance of loans and financing and derivative financial liabilities, net of cash and cash equivalents, marketable securities, restricted cash and derivative financial assets. Net debt is a financial measure and not an accountant measure in accordance with IFRS or US GAAP. For 2018, a Pro-Forma[4] Net Debt was used for the calculation of the leverage.
(3)	EBITDA, defined as the earnings before interest, tax, depreciation and amortization, is used as a means of measuring the performance of the Company by the management. For 2017 a pro-forma[5] EBITDA was used for the calculation of the leverage. Adjusted EBITDA is a metric that arises from EBITDA and has adjustments to approximate to the potential of gross operational generation of cash. Both metrics are used as performance measures by the Company’s management.
(4)	Pro-forma Net Debt, including the sale of the assets in Argentina (R$564,000 thousand), Europe and Thailand (R$1,138,000 thousand), the plant in Várzea Grande- MT (R$100,000 million), the non-used portion of the FIDC in 2018 (R$200,000 thousand) and the foreign exchange adjustment related to the forecasted R$/US$ at the moment of the announcement of the Operating and Financial Restructuring dated of June 29, 2018 (R$203,000 thousand).

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2020

BRF ended the challenging year of 2020 with consistent value generation, caring for people, reinforcing its culture, evolving in the brand recognition, also the corporate restructuring announced in June 2018 was successfully concluded. This journey, amid the complex and extraordinary event occurred in 2020, evidenced our strength, our capacity and BRF’s joint efforts to execute and deliver the assumed commitments.

The Company has worked hard to implement a culture of high performance, internally called " BRF Essence " - a set of concepts guiding its decisions and actions, based on its history, legacy, values and vision of the future. BRF Essence has also guided the Company throughout the pandemic. During the pandemic, the Company, with agility and sensitivity, took care of its people and the communities in which it operates, through various actions that the Company has reported over the past quarters. The implementation of the BRF Essence was reflected in the increase of the Company's engagement, the result of a recent survey involving more than 44 thousand respondents who answered 43 questions covering subjects such as leadership, well-being, career, diversity, safety, quality, integrity, among others. Of the total surveyed, 86% of employees responded favorably to the questions. There was an evolution in all categories, with emphasis on “confidence in the decisions taken by senior management”, which reached 95% satisfaction in the survey. These levels of engagement are comparable to the levels of the best companies composing the high-performance global market[1] and, in general, above the levels of companies in the above the global market of non-durable consumer goods. The Company is also a reference (benchmark) in terms of quality, transparency, diversity, leadership, career, and development compared to companies of the highperformance global market.

The Company, in its understanding, managed to combine growth and profitability by optimizing our channels, improving the mix of products, practicing intellectual leadership, promoting excellent commercial execution, and through customer support of its iconic brands. The Company also reinforced one of its most competitive advantages: its brands. Sadia is the most valuable brand within Brazil’s food segment valued at US$1.8 billion, according to Exame/Brand Finance. Sadia is recognized as the most remembered brand in 2020 and most preferred by consumers in the protein segment. Still according to that research, Perdigão is the fastest-growing food brand over the last few years and conquered the preference of new consumers in 2020. Qualy is the most preferred margarine brand and the most memorable by over 50% of Brazilians, making it an absolute leader in this category. Banvit became the preferred brand among Turkish consumers, with a 54% preference, like Sadia in the Halal market, with a 38% preference according to the Ipsos institute.

The Company had a consolidated net revenue from continuing operations of R$39,469,699 (18.0% above 2019). The operating results, measured by the income before financial results and income taxes, was R$2,846,792, with a net profit of R$ 1,390,069.

The Company's net debt stood at R$14,152,414, 6.7% higher than 2019, impacted mainly by (i) non-cash effects over gross debt, such as the exchange rate variation and liabilities derivatives[2], (ii) appropriation of interest rates, net of payment, (iii) share buyback in 2020; and (iv) free cash generation.

The Company’s net leverage, measured by net debt/Adjusted EBITDA in the last 12 months, reached 2.73x in 2020. Early in 2020, the Company reviewed its net leverage guidance to the level between 2.35 – 2.75x for 2020. So the net leverage reached this interval, with a solid lengthening of indebtedness average term.

1 According to Willis Towers Watson methodology

2 Derivatives relating to the operational result exposure in the next 12 months (hedge accounting), which impacts the item “Other Comprehensive Income” under shareholders’ equity.

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Net financial expenses totaled R$1,698,996 in 2020, 8.9% lower compared to the same period of the previous year.

As of December 31, 2020, the Company’s shareholders’ equity totaled R$ 8,813,534, above the R$ 8,148,349 recorded on December 31, 2019.

2019

With solid financial results and record profitability, BRF ended 2019 back with profits. A strong management and excellent execution were essential to achieve these results. In 2019, BRF reviewed its fundamentals, improved its strategy, heightened the value of its brands, enhanced its operating capacity, invested in new product launches, and diligently executed the divestment and strategic plans it laid out in 2018

Its long-term strategy included, for the year 2019, a reversal of the declining trend of its profitability. BRF surpassed this objective by increasing its gross margin, from 16.1% in 2018 to 24.1% in 2019, as a result of the growth of its net revenue by more than R$3.258.559 million or 10.8% in the period.

The Company’s financial performance in 2019 consolidated the reduction in net financial leverage, measured by the ratio between net debt and Adjusted EBITDA. The free cash flow generated in 2019, associated with resources from asset sales in Argentina, Europe and Thailand, reduced net debt from R$15.6 billion in 2018 to R$13.3 billion in 2019, with an average term for 4.6 years. Adjusted EBITDA from continuing operations, in turn, expanded from R$2.5 billion to R$5.3 billion in the period, an increase of 116.0%. Consequently, the net leverage indicator was reduced to 2.50x, below the 5.12x reported at the end of 2018 and approaching the long-term target of 1.5x to 2.0x. Even if the effects arising from the adoption of IFRS 16 on 2019 Adjusted EBITDA were excluded, the Company’s net financial leverage would have reached 2.83x. This performance allowed the prospects for the Company’s credit ratings to be raised by the rating agencies S&P and Moody’s.

In Brazil, the Company’s performance has evolved since early 2019 and in 4Q19 on the back of successful commercial execution, a reduction in out-of-stock levels due to improved logistics efficiency, strict control of inventory levels, product mix optimization, and the profitability of sales channels. The commemorative season campaign posted its best performance since 2015.

In the Halal market, the Company continue to face hurdles that have affected us since 3Q19: shipping restrictions from Turkey to Iraq, impacting our Banvit subsidiary, and halted operations at the Abu Dhabi food processing plant that serves the Saudi market. The Company promptly redirected volumes to adjacent markets, sustaining the added volume sold in the Halal market. On February 16, 2020, the Company received news that Saudi Arabia’s sanitary authority temporarily halted operations at our plants in the State of Paraná, Dois Vizinhos and Francisco Beltrão. The Company promptly began our protocol to redirect production to five other licensed plants to serve Saudi Arabia; at the same time, the company conducted negotiations with Saudi representatives to clarify any questions and reverse this decision. The Company remain committed to pursuing growth and leadership in this market, as evidenced by another food processing plant (as announced in October 2019), which is set to receive an investment totaling approximately US$120 million. These measures will help us consolidate our footprint and create value in the region.

In Other International Markets, the company sustained the favorable dynamics from the 3Q19, mainly deriving from Asian demand due to the advance of African swine fever. In 2019, the Company advanced our initiatives to expand to other markets with a highlight to the plants approved to serve China – Lucas do Rio Verde/MT (poultry and swine), Lajeado/RS (swine) and Campos Novos/SC (piglet).

The Company had a consolidated net revenue from continuing operations of R$33,446,980 (10.8% above 2018). The growth is related to the better performance in all regions. The operating results, measured by the Income before financial results and income taxes, was R$2,952,773, with a net profit of R$1,213,261. Including the results of the discontinued operations the consolidated net profit was R$297,452

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The Company's net debt stood at R$13,268,963, 15.4% lower than 2018, impacted by the cash provided by operating activities, partially offset by non-cash effects (foreign exchange) and by the effect of the discontinuation of the divested companies in 2019.

Net financial expenses totaled R$1,865,399 in 2019, 16.8% lower compared to the same period of the previous year.

As of December 31, 2019, the Company’s shareholders’ equity totaled R$8,148,349, above the R$7,531,777 recorded on December 31, 2018, due to the accumulated profit and other comprehensive income earned in the period.

2018

2018 was the most challenging year in BRF's 10-year history and tested its ability to react and respond. It was also the year in which the company carried out one of the largest sets of management, assets and financial adjustments in our history, laying the foundations for the Company's recovery.

Protectionist measures that closed important import markets, the pressure of costs in a domestic market where it was not possible to transfer prices and the strike of the truck drivers are among the main external elements of this period. The problems in our governance, the extensive de-structuring of teams, systems and processes and a second phase of a federal police investigation were other elements to compose this challenging scenario. The most visible consequences in our business that the Company had to face during 2018 were the fall in our margins, a high increase in our indebtedness and the constitution of much higher Inventory of raw material than the desirable level. If the Company exclude these non-recurring factors, our negative result would be much lower.

The Company recognize that the results of 2018 were far from expected. They evidently do not reflect our vision on the maximum potential of value creation for the Company and its shareholders. But, even so, 2018 was a key year for the Company's rebuilding as well as the beginning of its recovery because it was when the seeds of structural change were planted regarding strategy and operation.

The Company had a consolidated net revenue of R$30,188.4 million (6.6% above 2017), with emphasis on commercial units in Brazil and Halal. The operating result, measured by EBIT, was R$206.3 million, with a net loss of R$2,114.5 million. If the result of discontinued operations were included, the consolidated net loss would be R$4,466.2 million, mainly due to the result of the impairment of discontinued operations and Várzea Grande, in the amount of R$2,533 million.

The Company’s net debt totaled R$15,610.0 million, 17.3% above that recorded in 2017, impacted by the financial effects of gross debt, as well as free cash consumption in 2018. This increase resulted in a net debt pro-forma on 5.12x 12-month adjusted EBITDA at the end of the 2018 period.

Net financial expenses totaled R$2,241.5 million in 2018, 19.1% higher than in the same period last year.

As of December 31, 2018, the Company’s shareholders’ equity totaled R$7,531.8 million, compared to the R$11,712.8 million recorded on December 31, 2017, due to the accumulated loss for the year, as well as the lower reserve profit in the period.

Analysis of the impacts of COVID-19

As described in the risk factor contained in item 4.1 of this Reference Form, entitled "Pandemics or outbreaks of human diseases, such as the new coronavirus (COVID-19), can cause changes in consumption and trade patterns, in supply chains and in production processes, as well as causing interruptions in production and product shipments, which may significantly impact the Company's operations and operating results", as well as detailed in item 10.9 the Company's business, operations and financial conditions may be materially and adversely affected by the spread of epidemics, pandemics or other public health crises, including the new coronavirus (COVID-19).

30

b.        Capital structure

On December 31, 2020, the Company's capital structure comprised 28% of own capital1 and 72% of third-party capital.

On December 31, 2019, the Company's capital structure comprised 30% of own capital1 and 70% of third-party capital.

On December 31, 2018, the Company's capital structure comprised 25% of own capital and 75% of third-party capital.

The Company's financing model is based on the use of its own resources and the capital of third parties, this latter consisting of loans from financial institutions or issues on the debt market. More information about the Company´s use of capital from third parties can be obtained from item 10.1.f below.

__________________

(1)          The representativeness of the own capital is measured by the relation between Shareholders’ Equity and the total Indebtedness plus Shareholders’ Equity.

c.       Payment capacity in relation to financial commitments

Considering that 93.7% of gross indebtedness in 2020 was long-term and that the Company maintains cash and cash equivalents of R$8.235.361 thousand compared to its short-term financial commitments, equivalent to R$1.444.953 thousand, the Company assesses its capacity of payment as comfortable. In addition, cash and cash equivalents are sufficient to pay financial commitments until 2025.

The Company’s debt maturity schedule as of December 31, 2020 is as follows:

Consolidated (thousands of R$)
12.31.20
2021	1,059,984
2022	2,114,622
2023	2,569,063
2024	1,782,687
2025	599,266
2026 onward	14,278,804
22,404,426

d.       Sources of financing for working capital and investments in non-current assets

The Company’s main sources of liquidity have been the generation of cash from its operating activities, loans and other financing. In the last three financial years, the Company raised funds through loan and financing operations with the financial and capital markets, which were used to finance its working capital needs and short and long-term investments (see item 10.1 .f for details on relevant loan and financing contracts).

e.       Financing sources for working capital and investments in non-current assets that intends to use for coverage of liquidity shortfalls

31

The Company will contract new loans and financing from the financial and capital markets when it identifies the need for additional resources to finance the long-term investment plan or with the objective of continuing to improve its debt profile. Whenever possible, the Company will prioritize long-term funding and attractive costs for specific purposes.

The Company believes that these sources of financing will be sufficient to cover its working capital and investment needs in the normal course of its business.

f.       Debt levels and characteristics of such debts

The Company’s main source of indebtedness is the raising of funds to finance its investments in Property, plant and equipment and working capital. In 2020, the Company’s loans and financing amounted to R$ 22,404.4 million, of which R$ 6,665.3 million were denominated in local currency and R$ 15,739.1 million in foreign currency, primarily in US dollars. In 2019, the Company’s loans and financing totaled R$ 18,620.3 million, of which R$ 7,613.8 million were denominated in local currency and R$ 11,006.5 million in foreign currency, primarily in US dollars. In 2018, the Company’s loans and financing totaled R$ 22,165.4 million, of which R$ 10,627.1 million were denominated in local currency and R$ 11,538.3 million in foreign currency, primarily in US dollars.

The Company uses the net resources obtained through financing for capital expenditures, expenses associated with the production process and for maintaining available liquidity. The table below shows the Company’s indebtedness (according to the type of debt and currency) net of cash, cash equivalents and negotiable securities for the indicated financial years:

	On December 31
	Short term on December 31, 2020	Long-term on December 31, 2020	2020	2019	2018
	(in thousands of Reais)
Total debt	(1,059,984)	(21,344,442)	(22,404,426)	(18,620,279)	(22,165,444)
Derivative financial assets and liabilities, net	(7,213)	(493)	(7,706)	91,700	(52,696)
Cash, cash equivalents and marketable securities:
Local currency	4,091,829	39,401	4,460,763	2,050,956	5,341,288
Foreign currency	3,798,955	329,533	3,798,955	3,208,657	1,187,555
Total	7,890,784	368,934	8,259,718	5,259,613	6,528,843
Net Debt	6,823,587	(20,976,001)	(14,152,414)	(13,268,966)	(15,689,297)

The following table presents an additional breakdown of the Company´s debt by type:

	Short-Term Debt as of December 31, 2020 (1)	Long-Term Debt as of December 31, 2020	Total Debt as of December 31, 2020	Total as of December 31, 2019	Total as of December 31, 2018
	(In thousands of Reais)
Credit Lines from Development Banks	-	-	-	45,516	264,545
Debentures	52,087	2,969,918	3,022,005	755,760	-
Export Credit Lines	20,845	2,387,852	2,408,697	1,612,365	1,625,327
Working Capital Credit Lines	368,681	-	368,681	3,312,639	5,863,023
PESA Loan	-	-	-	284,308	273,426
Agribusiness Receivables Certificate	(1,592)	822,685	821,093	1,597,447	2,597,502
Fiscal Incentives	44,816	-	44,816	5,720	3,317
Local currency	484,837	6,180,455	6,665,292	7,613,755	10,627,140

Export Credit Lines	132,801	259,835	392,636	407,275	1,383,192
Bonds	215,218	14,614,775	14,829,993	10,407,484	9,746,446
Currency contract advances	-	-	-	-	214,192
Working Capital Credit Lines	227,128	289,377	516,505	191,765	194,474
Foreign currency	575,147	15,163,987	15,739,134	11,006,524	11,538,304

Total:	1,059,984	21,344,442	22,404,426	18,620,279	22,165,444

(1) The negative amount refers to deferred issuance costs.

32

The following tables present selected information on the Company’s debt value in the last three financial years:

Current and Non-current Loans and Financing 2020-2019

(R$ thousands)

										Consolidated
	Charges (p.a.)	Weighted average interest rate (p.a.)	PMPV (1)	Balance 12.31.19	Taken	Amortization	Interest paid	Appropriate interest	Var. Exchange	Balance 12.31.20
Local currency
Working capital	Fixed / CDI	3.25% (6.07% on 12.31.19)	0.6	3,312,639	1,200,000	(3,947,237)	(340,227)	143,506	-	368,681
Agribusiness Receivables Certificate	CDI / IPCA	10.21% (6.73% on 12.31.19)	3.0	1,597,447	-	(780,000)	(100,932)	104,578	-	821,093
Credit lines from development banks	Fixed / Selic / TJLP	(5.09% on 31.12.19)	-	45,516	-	(45,470)	(427)	381	-	-
Debentures	CDI / IPCA	8.28% (7.40% on 12.31.19)	7.7	755,760	2,124,725	-	(38,339)	179,859	-	3,022,005
Export Facility Lines	CDI	3.69% (5.83% on 12.31.19)	6.8	1,612,365	1,490,809	(1,113,176)	(111,498)	152,968	377,229	2,408,697
PESA Loan	IGPM	(12.22 on 31.12.19)	-	284,308	-	(287,621)	(5,142)	8,455	-	-
Fiscal Incentives	Fixed	2.40% (2.40% on 12.31.19)	-	5,720	73,671	(34,609)	(667)	701	-	44,816
				7,613,755	4,889,205	(6,208,113)	(597,323)	590,448	377,229	6,665,292
Foreign currency
Bonds	Fixed + USD and EUR	4.81% (4.36% on 12.31.19)	12.4	10,407,484	4,282,961	(3,010,421)	(760,879)	881,137	3,029,711	14,829,993
Export credit lines	LIBOR + USD	3.13% (5.77% on 12.31.19)	2.2	407,275	-	(118,113)	(20,686)	17.,627	106,533	392,636
Currency contract advances	Fixed + USD	-	-	-	529,211	(529,210)	-	-	(1)	-
Working capital	Fixed + TRY	10.98% (16.56% on 12.31.19)	1.2	191,765	718,956	(381,502)	(42,742)	46,704	(16,676)	516,505
				11,006,524	5,531,128	(4,039,246)	(824,307)	945,468	3,119,567	15,739,134
				18,620,279	10,420,333	(10,247,359)	(1,421,539)	1,535,916	3,496,796	22,404,426
Short Term				3,132,029	-	-	-	-	-	1,059,984
Long-Term				15,488,250	-	-	-	-	-	21,344,442

33

Current and Non-current Loans and Financing 2019-2018

(R$ thousands)

										Consolidated
	Charges (p.a.)	Weighted average interest rate (p.a.)	PMPV (1)	Balance 12.31.18	Taken	Amortization	Interest paid	Appropriate interest	Var. Exchange	Balance 12.31.19
Local currency
Working capital	Fixed / CDI	6.07% (7.78% on 12.31.18)	1.2	5,863,023	1,193,616	(3,745,967)	(421,600)	423,567	-	3,312,639
Agribusiness Receivables Certificate	CDI / IPCA	6.73% (6.08% on 12.31.18)	2.5	2,597,502	-	(999,905)	(139,633)	139,483	-	1,597,447

Credit lines from development banks	Fixed / Selic / TJLP	5.09% (6.16% on 12.31.18)	0.3	264,545	-	(223,077)	7,005	11,053	-	45,516
Debentures	CDI / IPCA	7.90	6.2	-	742,250	(15)	(16,372)	29,897	-	755,760
Export Facility Lines	CDI	5.83% (9.02% on 12.31.18)	8.7	1,625,327	(22,403)	31,700	(108,845)	149,986	-	1,612,365
PESA Loan	IGPM	12.22% (12.45 on 12.31.18)	0.2	273,426	-	-	8,554	19.436	-	284,308
Fiscal Incentives	Fixed	2.40% (2.40% on 12.31.18)	-	3,317	70,203	(67,805)	(570)	575	-	5,720

				10,627,140	1,983,666	(5,068,469)	(702,579)	773,997	-	7,613,755
Foreign currency
Bonds	Fixed + USD and EUR	4.36% (4.07% 12.31.18)	6.0	9,746,446	3,082,040	(2,906,635)	(504,774)	648,991	341,416	10,407,484
Export credit lines	LIBOR + USD	5.54% (2.47% on 12.31.18)	3.2	1,383,192	-	(948,646)	(31,277)	28,937	(24,931)	407,275
Currency contract advances	Fixed + USD	(4.67% on 12.31.18)	-	214,192	92,750	(327,469)	10,249	12,831	17,945	-
Working capital	Fixed + TRY	16.56% (21.91% on 12.31.18)	1.1	194,474	240,702	(229,919)	(41,974)	42,237	(13,755)	191,765
				11,538,304	3,415,492	(4,412,669)	(588,274)	732,996	320,675	11,006,524
				22,165,444	5,399,158	(9,481,138)	(1,290,853)	1,506,993	320,675	18,620,279
Short Term				-4.547.389 -17.618.055	-	-	-	-	-	3,132,029
Long-Term				-	-	-	-	-	-	15,488,250

34

Current and Non-Current Loans and Financing 2018-2017

(R$ thousands)

															Consolidated
	Charges(p.a.)	Weighted average interest rate (p.a.)	PMPV (1)	Current	Non-current	Balance 12.31.18	operations	Lib Apl	Amort / Resg	Interest paid / Received	Appropriate interest	Sum of fair value	Var. Cab.	Var. Monet.	Balance 12.31.17
Local currency
Working capital	Fiza Rate / 118% of CDI (7.78% on 12.31.17)	7.78% (7.78% on 12.31.17)	1.7	1,695,390	4,167,633	5,863,023		4,431,145	(1,235,896)	(149,702)	262,113	-	-	-	2,555,363
Credit export facility	109.45% of the CDI (100.35% on 12.31.17)	9.02% (6.91% on 12.31.17)	3.2	39,294	1,586,033	1,625,327		1,621,124	(1,850,000)	(188,743)	153,747	-	-	-	1,889
Credit lines from development banks	Fixed Rate / Selic / TJLP + 1.25% (Selic / Fixed Rate / TJLP + 1.48% on 12.31.17)	6.16% (6.78% on 12.31.17)	1.1	220,414	264,198	264,545		-	(315,113)	(20,346)	29.929	-	-	-	570,082
Bonds	7.75% (7.75% on 12.31.17)	7.75% (7.75 on 12.31.17)	0.1	-	-	-		-	(500,000)	(19,375)	15,573	-	-	-	503,802
PESA Loan	Fixed Rate / IGPM + 4.90% (Fixed Rate / IGPM + 4.90% on 12.31.17)	12.45% (4.36 on 12.31.17)	1.4	3.761	269,665	273,426		-	-	8,101.	32,161	-	-	-	249,366
Fiscal Incentives	2.40% (2.40% on 12.31.17)	2.40 (2.40% on 12.31.17)	0.5	3,317	-	3,317		57,246	(57,500)	(445)	451	-	-	-	3,566
Agribusiness Receivables Certificate	96.40% OF cdi / ipca + 5.897% (96.5 CDI / IPCA 5.897 on 12.31.17)	6.08% (7.41% on 12.31.17)	1.6	1,114,904	1,482,598	2,597,502		-	(996,985)	(223,143)	245,978	-	-	-	3,571,652
				3,077,080	7,550,060	10,627,140		6,109,515	(4,955,500)	(609,855)	739,951	-	-	-	9,343,030
Foreign currency
Bonds	4.07% (4.08% 31.12.17) + u UR$, EUR and ARS	4.07% (4.08% 31.12.17) + u UR$, EUR and ARS	4.8	99,568	9,646,878	9,746,446	(87,113)	-	(14,791)	(466,552)	506,484	-	1,278,498	-	8,529,919
Export credit lines	Libor + 0.25% (LIBOR = 1.85% on 12.31.17) + u UR$	2.47% (3.35% on 12.31.17) + u UR$	0.8	998,730	384,462	1,383,192		8,395	(1,067,367)	(75,878)	67,621	-	299,692	-	2,150,727
Working capital	0.00% (23.10% 31.12.17) + vc ARS / + vc USD	0.00% (23.10% 31.12.17) + vc ARS / + vc USD	-	-	-	-	(68,660)	813,279	(898,283)	3,623	46.025	-	(56,616)	-	167,888
Credit lines from development banks	-	0.00% (6.22% on 12.31.17) + vc US$ and other currencies	-	-	-	-		-	3,850	(192)	471	-	-	-	3,572
Other guaranteed debts and leases	0.00% (0.00% 31.12.17) + vc ARS	0.00% (0.00% 31.12.17) + vc ARS	-	-	-	-		-	-	-	-	-	-	-	-
Currency contract advances	(4.67% + vc UR$)	(4.67% + US$ VC)	0.8	214,192	-	214,192		208,474	-	-	1.077	-	4,641	-	-
Working capital	21.91% + VC try (15.95% vc TRY on 12.31.17)	21.91% + vc TRY (15.95% + vc TRY on 12.31.17)	0.7	157,819	36,655	194,474		193,058	(216,610)	(21,057)	35,934	-	(46,091)	-	249,240
				1,470,309	10,067,995	11,538,304	(155,773)	1,223,206	(2,220,902)	(567,311)	657,612	-	1,480,123	-	11,101,346

4,547,389	17,618,055	22,165,444	(155,773)	7,332,721	(7,156,402)	(1,177,166)	1,397,563	-	1,480,123	-	20,444,376

35

i. Relevant loan and financing contracts

The main debt instruments in effect at December 31, 2020 are described below.

Debt in Domestic Currency

Development Bank Credit Lines

BNDES FINEM Credit Lines. During the year of 2020, the Company had outstanding obligations with the BNDES, including loans obtained under the FINEM program . Loans with BNDES were signed to finance the acquisition of machinery and equipment, as well as the construction, improvement and expansion of production facilities. The principal and interest on these loans were generally paid monthly. The principal amount of the loans was denominated in reais with interest rates subject to variations in the TJLP and Selic. These loans are included in the “Development bank credit line - Local currency” line in the tables above. All credit lines with development banks were liquidated during the year 2020.

Working Capital Credit Lines

Rural Credit Financing. The Company has short-term loans in the amount of R$ 368,681 thousand as of December 31, 2020 with commercial banks that, under a Federal Government program, offer attractive interest rates focused on encouraging rural activities with maturities in 2021. The proceeds of these loans are generally applied and are included in the “Working capital - Local currency” line of the tables above. For 2020, the Company prepaid part of these loans, totaling R$ 2,200,000 thousand. These credit lines are included in the “Working capital - local currency” line in the table above.

Export Credit Lines

Export pre-financing lines. The Company has an export pre-financing line with a total balance of R$ 2,408,696 thousand as of December 31, 2020. Indebtedness under these credit lines is denominated in reais with maturity dates between 2022 and 2028. These loans are included in the line “Export credit line - Local currency” in the tables above.

Fiscal Incentives

State Fiscal Incentives. The Company also has credits offered under state tax incentive programs to promote investment in these states, with a balance of R$ 44.8 million on December 31, 2020. Under these programs, the Company was granted credit proportional to the ICMS payment generated by investments in the construction or expansion of production units in these states. These credits have a 20-year term and fixed interest rates. These credit lines are included in the “Fiscal Incentives - Local currency” line in the tables above.

Agribusiness Receivables Certificate ("CRA")

On December 16, 2016, the Company concluded the issuance of CRA linked to the public offering for distribution of the 1st and 2nd Series of the 1st Issue of Vert Companhia Securitizadora, in the amount of R$ 1,500,000, net of interest. The 1st Series issue totaled R$ 780 million at the cost of 96.00% of the Interbank Deposit rate, with the principal maturing in a single installment on December 16, 2020 and interest paid every 8 months. The issue of the 2nd Series, in turn, totaled R$ 720 million, at a cost of 5.8970% pa adjusted by the IPCA variation, with the principal maturing in a single installment on December 18, 2023 and interest paid every 16 or 18 months. The CRAs are backed by credits arising from the Company’s exports contracted with BRF Global GmbH and BRF Foods GmbH and were assigned and / or pledged to the said securitizer. On August 15, 2017, the CRA related to the 1st. Series were transferred to the company SHB Comércio e Indústria de Alimentos SA (“SHB”), a subsidiary of the Company, based on exports between SHB and BRF Foods GmbH. The conditions negotiated on the issue date remain in effect. On December 31, 2018, the CRAs of the 1st Series were transferred to BRF, due to the merger of the company SHB Comércio e Indústria de Alimentos SA This operation is included in the line “Certificate of Agribusiness Receivables - Local currency” in the tables above . As of December 31, 2020, the outstanding balance of this line totaled R$ 821.094 thousand.

36

1st Issuance of Debentures (“Debentures”)

On April 30, 2019, 750,000 Debentures with a nominal unit value of R$ 1,000.00 were subscribed, totaling the amount of R$ 750,000 thousand, being issued in 3 series. Debentures are simple, not convertible into shares, unsecured and with restricted efforts. The 1st series has an amount of R$ 70,000 thousand, remunerated at CDI + 0.80% with payment of semiannual interest and single maturity of principal in 2022. The 2nd series has an amount of R$ 411,732 thousand, remunerated at IPCA + 5.50% with semiannual interest payment and principal maturing in 2025 and 2026. The 4th series has an amount of R$268,268 thousand remunerated at CDI + 1.45% with semiannual interest payment and maturity of principal in 2025 and 2026. The balances for the 1st, 2nd and 4th series totaled, respectively, R$ 70,105 thousand, R$ 432,626 thousand and R$ 268,406 thousand, on December 31, 2020.

2st Issuance of Debentures (“Debentures”)

On July 14, 2020, 2,200,000 Debentures with a nominal unit value of R$ 1,000.00 were subscribed, totaling R$ 2,200,000 thousand, being issued in 2 series. Debentures are simple, not convertible into shares, unsecured and with restricted efforts. The 1st series has an amount of R$ 705,000 thousand remunerated at IPCA + 5.30% with semiannual interest payment and single maturity of principal in 2027. The 2nd series has an amount of R$ 1,495,000 thousand remunerated at IPCA + 5.60 % with semiannual interest payments and maturity of principal in 2028, 2029 and 2030. The balances for the 1st and 2nd series totaled, respectively, R$ 724,110 thousand and R$ 1,526,757 thousand, on December 31, 2020.

Debt in Foreign Currency

Export Credit Lines

Export Prepayment facilities. The Company has one export pre-financing line, with a total balance of R$ 392.636 thousand, as of December 31, 2020. Indebtedness under this credit line is generally denominated in US dollars, with maturity dates between 2021 and 2023. The interest on these lines accrues in the period of six and twelve months and is equivalent to LIBOR plus spread. Within this line, the Company received a loan from one or more creditors guaranteed by receivables related to the export of its products to specific customers, as in all operations of this nature.

Working Capital Credit Lines

Working capital in foreign currency .. These are funds obtained from international financial institutions, used mainly as working capital mainly from subsidiaries located in Turkey, in the amount of R$ 516.504 thousand and with maturities throughout 2021, 2022 and 2023. These credit lines are included in the “Working capital - foreign currency” line of the tables above.

Titles - Bonds

Senior Notes BRF 2022: On June 6, 2012, the Company issued Senior Notes in the total notional amount of US$ 500.0 million, nominal interest rate of 5.88% pa, effective rate of 6.00% pa and maturity on June 6, 2022. On June 26, 2012, the Company raised an additional US$ 250.0 million, with a nominal interest rate of 5.88% pa and an effective rate of 5.50% pa On May 28, 2015, the Company concluded a repurchase offer in the amount of US$ 577,130 thousand, so that the remaining balance totaled US$ 172,870 thousand, with the premium paid on the transaction, net of interest, in the amount of US$ 79,355 thousand (equivalent to R$ 251,936 thousand). On September 14, 2016, the Company finalized a repurchase offer in the amount of US$ 54.208 thousand, with the transaction premium, net of interest, in the amount of US$ 5.692 thousand (equivalent to R$ 18.933 thousand). On September 18, 2019, the Company finalized a repurchase offer in the amount of US$ 9,350 thousand, with the premium paid US$ 362 thousand (equivalent to R$ 1,484 thousand), net of interest. On July 24, 2020, the Company finalized a repurchase offer in the amount of US$ 27.190 thousand, with the premium paid US$ 1.360 thousand (equivalent to R$ 7.089 thousand), net of interest. On September 21, 2020, the Company finalized a repurchase offer in the amount of US$ 11,194 thousand, with the premium paid US$ 672 thousand (equivalent to R$ 3,742 thousand), net of interest. This premium, paid to the holders of existing securities, was recorded as a financial expense. As of December 31, 2020, there were US$ 70,928 thousand (equivalent to R$ 368,591 thousand) outstanding of these securities.

37

Senior Notes BRF 2023: On May 15, 2013, the Company made a 10-year bond offering abroad, in the total amount of US$ 500.0 thousand, with the principal maturing on May 22, 2023 (“Senior Notes BRF 2023”), Issued with a coupon (interest) of 3.95% per year (yield to maturity 4.135%), paid semi-annually, as of November 22, 2013. On September 18, 2019, the Company finalized a repurchase offer in the amount of US$ 154.0 million, with the premium paid US$ 1.7 million (equivalent to R$ 7.1 million), net of interest. On July 24, 2020, the Company finalized a repurchase offer in the amount of US$ 60.6 million, with the premium paid US$ 1.1 million (equivalent to R$ 5.8 million), net of interest. On September 21, 2020, the Company finalized a repurchase offer in the amount of US$ 51.4 million, with the premium paid US$ 1.9 million (equivalent to R$ 10.4 million), net of interest. This premium, paid to the holders of existing securities, was recorded as a financial expense. As of December 31, 2020, there were US$ 234.0 million (equivalent to R$ 1,216.2 million) outstanding on these securities.

Senior Notes BRF 2024: On May 15, 2014, the Company concluded an offer of Senior Notes 10 years, in the total amount of US$ 750.0 million, with the principal maturing on May 22, 2024 (Senior Notes BRF 2024”), Issued with a coupon (interest) of 4.75% per year (yield to maturity 4.952%), to be paid semi-annually, as of November 22, 2014. On September 18, 2019, the Company finalized a repurchase offer in the amount of US$ 232.1 million, with the premium paid US$ 9.2 million (equivalent to R$ 37.9 million), net of interest. On July 24, 2020, the Company finalized a repurchase offer in the amount of US$ 64.1 million, with the premium paid US$ 2.0 million (equivalent to R$ 10.4 million), net of interest. On September 21, 2020, the Company finalized a repurchase offer in the amount of US$ 158.4 million, with the premium paid US$ 10.4 million (equivalent to R$ 57.7 million), net of interest. This premium, paid to the holders of existing securities, was recorded as a financial expense. As of December 31, 2020, there was US$ 295,363 thousand (equivalent to R$ 1,534,913 thousand) outstanding on these securities.

Senior Notes BRF 2022: On May 29, 2015, the Company concluded a Senior Notes offer of seven years, totaling EUR500.0 million, with the principal due on May 3, 2022, with a coupon (interest) of 2.75% a year (yield to maturity of 2.822%), payable annually, from June 3, 2016. On September 18, 2019, the Company concluded a tender offer in the amount of EUR175.2 million, with a premium paid EUR8.5 million, net of interest. On July 24, 2020, the Company finalized a repurchase offer in the amount of EUR119,061 thousand, with the premium paid EUR 1,786 thousand (equivalent to R$ 10,836 thousand), net of interest. On September 21, 2020, the Company finalized a repurchase offer in the amount of EUR39,048 thousand, with the premium paid EUR937 thousand (equivalent to R$ 6,092 thousand), net of interest. This premium, paid to the holders of existing securities, was recorded as a financial expense. As of December 31, 2020, there were EUR166,672 thousand (equivalent to R$ 1,063,017 thousand) outstanding on these securities.

Senior Notes BRF 2026: On September 29, 2016, the Company, through its wholly owned subsidiary BRF GmbH, concluded the offer of Senior Notes of 10 (ten) years, in the total amount of US$ 500,0, with the principal due on September 29, 2026, with a coupon (interest) of 4.35% p.a. (yield to maturity of 4.625%), to be paid semi-annually, as of March 29, 2017. On September 14, 2020, the Company finalized a repurchase offer in the amount of US$ 718 thousand, with the premium paid US$ 28 thousand (equivalent to R$ 151 thousand), net of interest. This premium, paid to holders of existing securities, was recorded as a financial expense. As of December 31, 2020, there was US$ 499,282 thousand (equivalent to R$ 2,594,619 thousand) the outstanding on these securities.

Senior Notes BRF 2030: On September 24, 2019, the Company concluded the offering of Senior Notes in the total amount of US$ 750.0 million, with the principal maturing on January 24, 2030, issued with a coupon (interest) of 4.875% per year. As of December 31, 2020, there was US$ 750.0 million (equivalent to R$ 3,897.5 million) outstanding of these securities.

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Senior Notes BRF 2050: On September 21, 2020, the Company concluded the offering of Senior Notes in the total amount of US$ $ 500.0 million, with the principal maturing on September 21, 2050, issued with a coupon (interest) of 5.75% per year. On October 24, 2020, the Company issued an adicional amount of US$ 300.000 thousand issued with a coupon (interest) of 5.75% per year. As of December 31, 2020, there was US$ 800.0 million (equivalent to R$ 4,157.4 million) outstanding on these securities.

Derivatives

Within the scope of the Financial Risk Management Policy, in order to protect the Company against the uncertainties in the prices of risk factors (currencies, commodities and interest), the Company entered into currency derivative contracts that had a fair value receivable of R$ 151,000 thousand, commodity derivative contracts that had a fair value payable of R$ 144,057 thousand and interest derivative contracts that had a fair value payable of R$ 14,649 thousand on December 31, 2020 with several financial institutions on different maturity dates. These transactions do not require additional guarantees.

Other credit lines

Revolving lines of credit In order to maintain a prudent and sustainable short-term liquidity position and in continuity with the strategy of extending the average maturity and reducing the cost of its debts, on December 27, 2019, the Company contracted a revolving credit line with Banco do Brasil in the amount of up to R$ 1,500,000, maturing in three years. On October 28, 2020, the Company contracted a second revolving credit line with Banco do Brasil in the amount of up to R$ 1,500,000, maturing in three years. These credit lines may be disbursed in full or in part at the discretion of the Company, when necessary. As of December 31, 2020, said credit lines were available, but had not been used.

ii. Other long-term relationships with financial institution

The Company has agreements with financial institutions whose objective is to facilitate access to credit for its partner rural producers for the construction of aviaries, farms and adjustments.

It also has agreements that seek to facilitate access to credit for its suppliers who wish to prepay receivables from the Company.

Finally, the Company has operations with derivatives that aim to hedge against exchange rate variations, commodity prices and interest rates, with no speculative purposes. These operations are accounted for at their market value, in accordance with the accounting methodology of hedge accounting.

iii. Degree of debt subordination

There is no degree of contractual subordination between the Company’s unsecured financial debts. Currently, the Company does not has financial debts that have real guarantees.

iv. Any restrictions imposed on the issuer, in particular, in relation to indebtedness limits and contracting new debt, distribution of dividends, disposal of assets, issuance of new securities and the disposal of controlling interest

The Company’s debts described in item 10.1 (f) have, as the case may be, covenants usual non-financial contracts entered into in the financial and capital markets, which may cause the early maturity of one or more contracts due, for example: (i) the default by the Company, within defined limits, as the case may be; (ii) the cross-default , from defined limits, as the case may be; (iii) restrictions on the distribution of dividends, in the event of default; (iv) the restriction on the sale of assets, within

39

certain limits, excluding types of assets and operations, as the case may be; (v) the sale of corporate control, etc. Such obligations are being met in accordance with the contractual requirements. The Company does not have covenants in its contracts.

g. Limits on contracted financing and percentages already used

All financing contracts signed by the Company have been fully disbursed, except for the Revolving Credit Facilities, mentioned above, which remained available according to an initial balance of R$3,000.0 million, but not disbursed.

h. Significant alterations in each item of the financial statements

Financial year ended on December 31, 2020 compared with the financial year ended on December 31, 2019

The following table presents audited financial information for the financial years ended December 31, 2020 and December 31, 2019.

The results and cash flows from discontinued operations are presented separately from the results of the Company’s continued operations. Comparative periods have been re-presented.

In section 10.3, “ Events with relevant effects, occurred and expected, in the financial statements ”, The results of discontinued operations are shown.

(In thousands of R$, except when %)	12.31.20 (1)	AV-% 31.12.20 (2)	12.31.19 (1)	AV. 12.31.19 (2)	% Change 2020 X 2019
Continuing operations
NET INCOME	39,469,700	100.0%	33,446,980	100.0%	18.0%
Cost of the Goods Sold	(29,998,822)	-76.0%	(25,370,042)	-75.9%	18.2%
GROSS PROFIT	9,470,878	24.0%	8,076,938	24.1%	17.3%
OPERATIONAL INCOME (EXPENSES)
Sales	(5,587,488)	-14.2%	(4,911,666)	-14.7%	13.8%
General and administrative	(770,282)	-2.0%	(615,683)	- 1.8%	25.1%
Losses due to non-recoverability of assets	(12,137)	0.0%	(23,899)	-0.1%	-49.2%
Other operating income (expenses), net	(254,178)	-0.6%	428,820	1.3%	-159.3%
Income (loss) from associates and joint ventures	-	-	(1,737)	0.0%	-100.0%
Profit (loss) before financial result	2,846,793	7.2%	2,952,773	8.8%	-3.6%
Financial expenses	(1,889,454)	-4.8%	(3,096,716)	-9.3%	-39,0%
Financial income	420,757	1.1%	1,304,187	3.90%	-67,7%
Foreign exchange and monetary variations	(230,298)	-0.6%	(72,870)	-0.20%	216,0%
INCOME (LOSS) BEFORE INCOME AND CONTRIBUTION TAXES SOCIAL SECURITY OF CONTINUED OPERATIONS	1,147,798	2.9%	1,087,374	3.3%	5.6%
Income tax and social contribution	242,271	0.6%	125,887	0.4%	92.5%
Net Income from Continued Operations	1,390,069	3.5%	1,213,261	3.6%	14.6%
Discontinued Operations
Net Income from Discontinued Operations	-	-	(915,809)	-2.7%	-100.0%
NET INCOME (LOSS) FOR THE YEAR	1,390,069	3.5%	297,452	0.9%	367.3%
Net Income (Loss) Continued Operations Attributable to
Controlling shareholders	1,383,564	3.5%	1,202,240	3.6%	15.1%
Non-controlling shareholders	6,505	0.0%	11,021	0.0%	-41.0%
	1,390,069	3.5%	1,213,261	3.6%	14.6%

(1) Information extracted from the Consolidated Financial Statements of December 31, 2020 and 2019.

(2) Representativeness in relation to Net Revenue.

Net Revenue

	12.31.20	12.31.19	Restated 12.31.18
Net revenue from sales
Brazil
In natura	5,014,250	4,635,597	3,998,483
Poultry	3,738,560	3,692,377	3,198,356
Pork and others	1,275,690	943,220	800,127
Processed	15,944,162	12,808,408	12,274,681
Other sales	26,707	45,474	19,372
	20,985,119	17,489,479	16,292,536
Internacional
In natura	14,570,620	12,605,846	10,905,155
Poultry	12,246,499	11,262,954	10,021,923
Pork and others	2,324,121	1,342,892	883,232
Processed	2,366,204	2,119,918	1,850,614
Other sales	303,370	173,630	312,902
	17,240,194	14,899,394	13,068,671
Other segments
Others	1,244,387	1,058,107	827,214
	39,469,700	33,446,980	30,188,421

40

The Company’s consolidated net revenue increased R$6,022,720 thousand, or 18.0%, from R$33,446,980 thousand in 2019 to R$39,469,700 thousand in 2020, mainly due to:

1. Brazil - Net revenue increased by R$3,495,640 thousand or 20.0%, from R$17,489,479 thousand in 2019 to R$20,985,119 thousand in 2020. Such increase is the result of investments in the Company brands, expansion of the portfolio of higher added value products, growth in new distribution channels and strengthening of those, which the Company were being present, besides improvement of our level of services to your customers.

2. International - Net revenue increased by R$2,340,800 thousand or 15.7%, from R$14,899,394 thousand in 2019 to R$17,240,194 thousand in 2020. The main factors were: (i) an increase in the participation of higher added value products; (ii) an increased number of licensed plants, with the intention of maximizing markets where the Company operate, as well as the possibility of entering into new geographies and products; (iii) higher demand from the Asian market on account of the African swine fever; and (iv) the depreciation of the Real against the US Dollar has favoured the prices in Reais.

3. Other segments - In 2020, net revenue increased by R$186,280 thousand or 17.6%, from R$1,058,107 thousand in 2019 to R$1,244,387 thousand in 2020R$, mainly due to better prices for the Ingredients business and higher volumes sold through our Global Desk.

Cost of Goods Sold

In 2020, the cost of goods sold totaled R$29,998,822 thousand, an increase of 18.2% or R$4,268,780 thousand compared to 2019, which was of R$25,370,042 thousand. The increase is mainly due to to increase in average price of grains, as well as the exchange rate devaluation which impacted the acquisition cost for inputs and supplies.

Gross profit

In 2020, the gross profit was of R$9,470,878 thousand, an increase of 17.3% or R$1,393,940 thousand compared to 2019, which was of R$8,076,938 thousnad. Gross margin remained stable in 24.1% in 2019 and 24.0% in 2020, due to better operating results both in the Brazil and International segments.

Operating expenses

In 2020, operating expenses increased R$818,659 thousand or 14.7%, as a result of: (i) expenditures related to prevention and control of the Covid-19 effects in our operations; (ii) higher expenses denominated in Reais, in the International Market, due to exchange rate devaluation; and (iii) freight expenses in Brazil, as a result of greater supply and demand for trucks. In relative terms, operating expenses represented 16.1% of net revenue in 2020, compared to 16.6% in 2019, as a result of a strict control of expenditures in the period.

Other operating income (expenses), net

In 2020, the Company had an expense of R$254,178 thousand, representing a decrease of R$682,998 thousand compared to 2019. In 2019 this revenue was mainly due to gains from lawsuits related to the exclusion of ICMS from the PIS / COFINS calculation basis (explanatory note 9.2 to the financial statements of 2020).

41

Equity in earnings

In 2020, the Company have not recorded income from associates and joint ventures and in 2019 the Company have recorded a loss of R$1,737 thousand. This variation was due to the sale of the participation in the affiliate SATS BRF Food in Singapore in 2019.

Operating income

In 2020, due to the factors described above, the operating result was a profit of R$2,846,793 thousand, a decrease of R$105,980 thousand compared to 2019. The table below presents the operating results by segment.

(In thousands of R$)	12.31.20	12.31.19
Brazil	2,081,150	1,818,813
Internacional	1,100,212	1,275,285
Other segments	197,233	109,138
Subtotal	3,378,595	3,203,236
Corporate	(531,802)	(250,463)
	2,846,793	2,952,773

Net financial results

In 2020, net financial expense totaled R$1,698,995 thousand, a decrease of 8.9% or R$166,404 thousand compared to 2019, which was of R$1,865,399 thousand, mainly due to: (i) positive impact of the measurement of the put option written in the context of a business combination (put option Banvit) which was R$579,946 thousand, and (ii) lower net interest on rights and obligations.

Income tax and social contribution

In 2020, our income tax and social contribution amounted to a revenue of R$242,271 thousand, an increase of 92.5% or R$116,384 thousand compared to 2019. The effective tax rate in 2020 was (21.1)% compared to an effective rate of (11.6)% in 2019. This variation was primarily due to effects of differences in tax rates on results of foreign subsidiaries, effect of foreign exchange variation in subsidiaries with different functional currencies and deferred tax assets not recognized in 2020.

Net income

In 2020, the total profit from continuing operations was R$1,390,069 thousand, registering an increase of R$176,808 thousand compared to a profit of R$1,213,261 thousand in 2019. In 2019 considering discontinued operations, the total profit was R$297,452 thousand.

Comparison of the positions on December 31, 2020 and on December 31, 2019 of the statement of financial position accounts

(In thousands of R$, except when %)	12.31.20 (1)	AV -% 12.31.20	12.31.19 (1)	AV. 12.31.19	% Change 2020 X 2019
CURRENT ASSETS

Cash and cash equivalents	7,576,625	15.3%	4,237,785	10.2%	78.8%
Marketable securities	314,158	0.6%	418,182	1.0%	-24.9%
Trade and other receivables	4,136,421	8.3%	3,090,691	7.4%	33.8%
Inventories	6,802,759	13.7%	3,887,916	9.3%	75.0%
Biological assets	2,129,010	4.3%	1,603,039	3.8%	32.8%
Recoverable taxes	899,120	1.8%	473,732	1.1%	89.8%
Recoverable income taxes	43,840	0.1%	152,486	0.4%	-71.2%
Derivative financial instruments	377,756	0.8%	195,324	0.5%	93.4%
Restricted cash	1	0.0%	296,294	0.7%	-100.0%
Assets held for sale	186,025	0.4%	99,245	0.2%	87.4%
Other current assets	446,269	0.9%	590,733	1.4%	-24.5%
Total current assets	22,911,984	46.1%	15,045,427	36.1%	52.3%
NON-CURRENT ASSETS
LONG-TERM
Marketable securities	344,577	0.70%	307,352	0.7%	12.1%
Trade and other other receivables	49,864	0.10%	71,029	0.2%	-29.8%
Recoverable taxes	4,868,198	9.80%	5,169,547	12.4%	-5.8%
Recoverable income taxes	54,859	0.10%	269,263	0.6%	-79.6%
Deferred income taxes	2,109,064	4.20%	1,845,862	4.4%	14.3%
Judicial deposit	553,341	1.10%	575,750	1.4%	-3.9%
Biological assets	1,221,749	2.50%	1,081,025	2.6%	13.0%
Derivative financial instruments	234	0.00%	49,991	0.1%	-99.5%
Restricted cash	24,357	0.00%	-	0.0%	0.0%
Other non-current assets	82,123	0.20%	85,537	0.2%	-4.0%
Long-term assets	9,308,366	18.70%	9,455,356	22.7%	-1.6%
Investments	8,874	0.00%	14,880	0.0%	-40.4%
Property, plant and equipment	12,215,580	24.60%	12,276,889	29.4%	-0.5%
Intangible	5,220,102	10.50%	4,908,079	11.8%	6.4%
Total non-current assets	26,752,922	53.90%	26,655,204	63.9%	0.4%
TOTAL ASSETS	49,664,906	100.00%	41,700,631	100.0%	19.1%

(1) Information extracted from the Consolidated Financial Statements of December 31, 2020 and 2019.

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Current Assets

Current assets totaled R$22,911,984 thousand on December 31, 2020 and R$15,045,427 thousand on December 31, 2019, an increase of R$7,866,557 thousand or 52.3%. As of December 31, 2020, current assets represented 46.1% of total assets, compared to 36.1% in the previous year. The main effects are described below:

Cash and cash equivalents

Cash and cash equivalents increased by R$3,338,840 thousand or 78.8%, from R$4,237,785 thousand on December 31, 2019 to R$7,576,625 thousand on December 31, 2020, mainly due to the strategy of increasing liquidity in a scenario of uncertainties and high volatilities in operational and market risks.

Trade and Other Receivables

Trade and other receivables totaled R$4,136,421 thousand on December 31, 2020, an increase of R$1,045,730 thousand or 33.8% compared to December 31, 2019, which was of R$3,090,691 thousand. This variation is mainly due to lower sale of receivables to FIDC BRF as of December 31, 2020 and to the effect of the devaluation of the Real on the receivables in foreign currencies.

Inventory

Inventories increased from R$3,887,916 thousand on December 31, 2019 to R$6,802,759 thousand on December 31, 2020, increasing by R$2,914,843 thousand, or 75.0%. The increase is mainly due to the strategic decision to continue increasing inventories levels specially of raw materials in anticipation to the movement of increase in prices of grains.

Non-current assets

Non-current assets totaled R$26,752,922 thousand on December 31, 2020 and R$26,655,204 thousand on December 31, 2019, an increase of R$97,718 thousand, or 0.4%. The main effects are described below.

Recoverable Taxes

Recoverable Taxes decreased from R$5,169,547 thousand on December 31, 2019 to R$4,868,198 thousand on December 31, 2020, a decrease of R$301,349 thousand or 5.8%. The main causes for the decrease are: (i) higher amounts of tax credits compensated; and (ii) transfer of IPI credits to Other Current Assets and Other Non-Current Assets, in consequence of precatories issued by the Federal Union.

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Deferred income taxes

Deferred income taxes increased R$263,202 thousand or 14.3%, from R$1,845,862 thousand on December 31, 2019 to R$2,109,064 thousand on December 31, 2020. The increase is mainly due to the recognition of deferred tax assets on tax losses carryforwards in 2020.

Biological assets

Biological assets increased R$140,724 thousand or 13.0% from R$1,081,025 thousand on December 31, 2019 to R$1,221,749 thousand on December 31, 2020. The increase is due to the Company’s regular operating cycle and to the increase in formation costs of the animals.

( In thousands of R$, except when% )	12.31.20 (1)	AV -% 12.31.20	12.31.19 (1)	AV. 12.31.19	% Change 2020 X 2019
LIABILITIES
CURRENT
Loans and financing	1,059,984	2.1%	3,132,029	7.5%	-66.2%
Suppliers	8,996,206	18.1%	5,784,419	13.9%	55.5%
Supply chain finance	1,452,637	2.9%	842,037	2.0%	72.5%
Lease liability	383,162	0.8%	376,628	0.9%	1.7%
Salaries, social obligations and participations	940,816	1.9%	825,254	2.0%	14.0%
Tax Liabilities	395,630	0.8%	517,208	1.2%	-23.5%
Derivative financial instruments	384,969	0.8%	153,612	0.4%	150.6%
Provision for tax, civil and labor risks	865,338	1.7%	1,084,308	2.6%	-20.2%
Employee benefits	125,230	0.3%	95,919	0.2%	30.6%
Liabilities directly associated with assets held for sale	21,718	0.0%	-	0.0%	0.0%
Other current liabilities	814,638	1.6%	512,591	1.2%	58.9%
Total current liabilities	15,440,328	31.1%	13,324,005	32.0%	15.9%
NON-CURRENT
Loans and financing	21,344,442	43.0%	15,488,250	37.1%	37.8%
Suppliers	13,781	0.0%	12,347	0.0%	11.6%
Lease liability	2,153,519	4.3%	2,054,552	4.9%	4.8%
Tax Liabilities	141,252	0.3%	190,257	0.5%	-25.8%
Provision for tax, civil and labor risks	837,382	1.7%	710,061	1.7%	17.9%
Deferred income taxes	26,527	0.1%	85,310	0.2%	-68.9%
Employee benefits	651,325	1.3%	593,555	1.4%	9.7%
Derivative financial instruments	727	0.0%	3	0.0%	24,133.3%
Other non-current liabilities	242,089	0.5%	1,093,942	2.6%	-77.9%
Total non-current liabilities	25,411,044	51.2%	20,228,277	48.5%	25.6%
NET EQUITY
Share capital	12,460,471	25.1%	12,460,471	29.9%	0.0%
Capital reserves	142,080	0.3%	192,845	0.5%	-26.3%
Accumulated losses	(2,594,028)	-5.2%	(3,996,985)	-9.6%	-35.1%
Treasury stock	(123,938)	-0.2%	(38,239)	-0.1%	224.1%
Other comprehensive income	(1,298,801)	-2.6%	(722,469)	-1.7%	79.8%
Controlling shareholders’ equity	8,585,784	17.3%	7,895,623	18.9%	8.7%
Non-controlling equity interests	227,750	0.5%	252,726	0.6%	-9.9%
Total shareholders’ equity	8,813,534	17.7%	8,148,349	19.5%	8.2%
TOTAL LIABILITIES AND NET EQUITY	49,664,906	100.0%	41,700,631	100.0%	19.1%

(1) Information extracted from the Consolidated Financial Statements of December 31, 2020 and 2019.

Current Liabilities

Current liabilities totaled R$15,440,328 thousand on December 31, 2020 and R$13,324,005 thousand on December 31, 2019, an increase of R$2,116,323 thousand or 15.9%. As of December 31, 2020, current liabilities represented 31.1% of total liabilities and equity, compared to 32.0% in the previous year. The main effects are described below:

Loans and Financing

The short-term component of our loans and financing amounted to R$1,059,984 thousand on December 31, 2020 and R$3,132,029 thousand on December 31, 2019, representing a reduction of R$2,072,045

44

thousand or 66.2%. This decrease is mainly due to the extension of the average term of our loans and financing during 2020.

Trade accounts payable and supply chain finance

The total balance of suppliers and supply chain finance totaled R$10,448,843 thousand on December 31, 2020, while on December 31, 2019 the balance was R$6,626,456 thousand, representing an increase of 57.7% or R$3,822,387 thousand. The increase is mainly due to an increase in days payable outstanding combined to the strategy of increasing inventories.

Provision for tax, civil and labor risks

The current component of provision for tax, civil and labor risks of the Company was R$865,338 thousand on December 31, 2020 and R$1,084,308 thousand on December 31, 2019, representing a decrease of R$218,970 thousand or 20.2%. The decrease is mainly due to the settlement of liabilities related to the “ICMS Cesta Básica” processes and tax amnesty programs granted by the states.

Non-current liabilities

Non-current liabilities totaled R$25,411,044 thousand on December 31, 2020 and R$20,228,277 thousand on December 31, 2019, representing an increase of R$5,182,767 thousand or 25.6%. The main effects are described below:

Loans and Financing

Our long-term loans and financing amounted to R$21,344,442 thousand on December 31, 2020 and R$15,488,250 thousand on December 31, 2019, representing an increase of R$5,856,195 thousand or 37.8%. The increase is mainly due to the effect of the devaluation of the Brazilian Real on the foreign currency liabilities, in addition to the execution of the strategy to increase de liquidity of the Company.

Other non-current liabilities

Other non-current liabilities amounted to R$242,089 thousand on December 31, 2020, while on December 31, 2019 representing amounted to R$1,093,942 thousand, representing a decrease of 77.9% or R$851,853 thousand. The decrease is mainly due to the subsequente measurement of the put option written in the contexto of a business combination (explanatory note 24.8.1 of the financial statements of 2020) and its reclassification to current liabilities.

Equity

Equity was R$8,813,534 thousand on December 31, 2020 and R$8,148,349 thousand on December 31, 2019. There was an increase of R$665,185 thousand or 8.2%, mainly due to the profit for the year, partially offset by the effect of other comprehensive income arising from the exchange rate variation on the operations designated for cash flow hedge accounting.

Financial year ended on December 31, 2019 compared with the financial year ended on December 31, 2018

The following table presents audited financial information for the financial years ended December 31, 2019 and December 31, 2018. On 01.01.19, the Company adopted CPC 06 (R2) / IFRS 16 - Leasing - and opted for the modified retrospective approach without restating comparative periods. Accordingly, all balances related to the financial year ended on December 31, 2018 are presented in accordance with the prerogatives existing in the accounting policies previously in force CPC 06 (R1) / IAS 17.

The results and cash flows from discontinued operations are presented separately from the results of the Company’s continued operations. Comparative periods have been re-presented.

45

In section 10.3, “ Events with relevant effects, occurred and expected, in the financial statements ”, The results of discontinued operations are shown.

( In thousands of R$, except when% )	12.31.19 (1)	AV-% 31.12.19 (2)	12.31.18 (1)	AV. 12.31.18 (2)	% Change 2019 X 2018
Continuing operations
NET INCOME	33,446,980	100.0%	30,188,421	100.0%	10.8%
Cost of the Goods Sold	(25,370,042)	75 ± 9	(25,320,753)	-83.9%	0.2%
GROSS PROFIT	8,076,938	24.1%	4,867,668	16.1%	65.9%
OPERATIONAL INCOME (EXPENSES)
Sales	(4,911,666)	-14.7%	(4,513,594)	-15,0%	8.8%
General and administrative	(615,683)	- 1.8%	(551,165)	- 1.8%	11.7%
Losses due to non-recoverability of assets	(23,899)	-0.1%	46,269	-0.2%	-48.3%
Other operating income (expenses), net	428,820	1.3%	19,311	0.1%	2,120.6%
Equity method	(1,737)	0.0%	17,715	0.1%	-109.8%
Profit (loss) before financial result	2,952,773	8.8%	(206,334)	-0.7%	-1,531.1%
Financial expenses	(3,613,051)	-10.8%	(3,891,106)	12-9.	-7.1%
Financial income	1,747,652	5.2%	1,649,632	5.5%	5.9%
INCOME (LOSS) BEFORE INCOME AND CONTRIBUTION TAXES SOCIAL SECURITY OF CONTINUED OPERATIONS	1,087,374	3.3%	(2,447,808)	-8.1%	-144.4%
Income tax and social contribution	125,887	0.4%	333,302	1.1%	-62.2%
Net Income from Continued Operations	1,213,261	3.6%	(2,114,506)	-7.0%	-157.4%
Discontinued Operations
Net Income from Discontinued Operations	(915,809)	-2.7%	(2,351,740)	-7.8%	-61.1%
NET INCOME (LOSS) FOR THE YEAR	297,452	0.9%	(4,466,246)	-14.8%	-106.7%
Net Income (Loss) Continued Operations Attributable to
Controlling shareholders	1,202,240	3.6%	(2,114,968)	-7.0%	-156.8%
Non-controlling shareholders	11,021	0.0%	462	0.0%	2,285.5%
	1,213,261	3.6%	(2,114,506)	-7.0%	-157.4%

(1) Information extracted from the Consolidated Financial Statements of December 31, 2019 and 2018.

(2) Representativeness in relation to Net Revenue.

Net Revenue

	12.31.19	Restated 31.12.18	Restated 31.12.17
Net revenue from sales
Brazil
In natura	4,635,597	3,998,483	3,489,846
Poultry	3,692,377	3,198,356	2,697,462
Pork and others	943,220	800,127	792,384
Processed	12,839,008	12,274,681	11,681,579
Other sales	14,874	19,372	17,187
	17,489,479	16,292,536	15,188,612
Internacional
In natura	12,605,846	10,905,155	7,681,223
Poultry	11,262,954	10,021,923	7,059,104
Pork and others	1,342,892	883,232	622,119
Processed	2,119,918	1,850,614	2,929,037
Other sales	173,630	312,902	1,639,588
	14,899,394	13,068,671	12,249,848
Other segments
Others	1,058,107	827,214	875,700
	33,446,980	30,188,421	28,314,160

The Company’s consolidated net revenue increased R$3,258,559, or 10.8%, from R$30,188,421 in 2018 to R$33,446,980 in 2019, mainly due to:

1. Brazil - Net revenue increased by R$1,196,943 or 7.3%, from R$16,292,536, in 2018 to R$17,489,479, in 2019. Such increase is the result of price readjustments and readjustment of investments in bonuses for retail, raising average prices.

2. International - Net revenue increased by R$1,830,723 or 14.0%, from R$13,068,671, in 2018 to R$14,899,394, in 2019. The main factors were: (i) price increases in Saudi Arabia, due to the restricted supply of products; (ii) price increases in Turkey; (iii) greater demand in the Asian market, due to the African Swine Fever; and (iv) an increase in the volume exported, due to the greater number of plants enabled by the Company.

46

3. Other segments - In 2019, net revenue increased by R$230,893 or 27.9%, to R$1,058,107, in 2019 from R$827,214 in 2018, mainly due to the better performance of BRF Ingredients.

Cost of Goods Sold

In 2019, the cost of product sold totaled R$25,370,042, remaining practically stable, with an increase of only 0.2%, or R$49,289 in relation to 2018, which was R$25,320,753. This increase is explained due to higher personnel, energy, maintenance and freight expenses, partially offset by the gains generated by the Zero Base Budget program.

Gross profit

In 2019, gross profit totaled R$8,076,938, registering an increase of 65.9%, or R$3,209,270, compared to 2018, which was R$4,867,668. Gross margin increased from 16.1% in 2018 to 24.1% in 2019, due to the better operating result both in the Brazil and international segments. Throughout the year, the company continued with its strategy of making the operation profitable through sustainable price management, better commercial execution and optimization of the mix of channels, products and countries.

Operating expenses

In 2019, operating expenses increased R$440,220 or 8.6%, as a result of: (i) higher investments in marketing to strengthen the Company brands; (ii) higher freight expenses in the international market due to the exchange devaluation; and (iii) expenses with legal provisions in the Brazil segment. In relative terms, operating expenses represented 16.6% of net revenue in 2019, compared to 16.9% in 2018, as a result of better operating leverage.

Other operating income (expenses), net

In 2019, the Company had revenue in this item equivalent to R$428,820, representing an increase of R$409,509, compared to 2018. This revenue was mainly due to gains from lawsuits related to the exclusion of ICMS from the PIS / COFINS calculation basis.

Result of equity pick-up

In 2019, the equity income result totaled a negative amount of R$1,737, showing a reduction of R$19,452 in relation to 2018, which was a positive R$17,715. This variation was due to the sale of the stake in the affiliate SATS BRF Food in Singapore.

Operating income

In 2019, the operating result reached a profit of R$2,952,773, representing an increase of R$3,159,107. The table below shows the operating results by segment.

	12.31.19	12.31.18
Brazil	1,818,813	590,416
Internacional	1,275,285	23,778
Other segments	109,138	89,311
Subtotal	3,203,236	703,505
Corporate	(250,463)	(909,839)
	2,952,773	(206,334)

Net financial results

In 2019, net financial expense totaled R$1,865,399, representing a decrease of 16.8% or R$376,075, compared to 2018, which was R$2,241,474, mainly due to: (i) gains from exchange variation in the

47

period, and (ii) a gain of R$4,526 with the derivative Total Return Swap in 2019, compared to a loss of R$213,847, in 2018.

Income tax and social contribution

In 2019, income tax and social contribution totaled revenue of R$125,887, representing a reduction of 62.2%, or R$207,415 compared to 2018. The effective rate in 2019 was (11.6%) compared to the effective rate of 13.6% in 2018. This variation was mainly due to the partial non-recognition of deferred tax assets, due to the inability of future realization.

Net income

In 2019, the total profit from continuing operations was R$1,213,261, representing an increase of R$3,327,767 compared to 2018, when a loss of R$2,114,506 was recorded. Considering discontinued operations, total profit was R$297,452 in 2019 compared to a loss of R$4,466,246 recorded in 2018.

Comparison of the positions on December 31, 2019 and on December 31, 2018 of the statement of financial position accounts

( In thousands of R$, except when% )	12.31.19 (1)	AV -% 12.31.19	12.31.18 (1)	AV. 12.31.18	% Change 2019 X 2018
CURRENT ASSETS

Cash and cash equivalents	4,237,785	10.2%	4,869,562	11.5%	-13.0%
Marketable securities	418,182	1.0%	507,035	1.2%	17% 5%
Accounts receivable from customers and other receivables	3,090,691	7.4%	2,720,041	6.4%	13.6%
Inventory	3,887,916	9,3%	3,877,294	9.1%	0.3%
Biological assets	1,603,039	3.8%	1,513,133	3.6%	5.9%
Taxes to be Recovered	473,732	1.1%	560,389	1.3%	15 5
Income tax and social contribution recoverable	152,486	0.4%	506,483	1.2%	69:9.
Derivative financial instruments	195,324	0.5%	182,339	0.4%	7.1%
Restricted Cash	296,294	0.7%	277,321	0.7%	6.8%
Assets held for sale	99,245	0.2%	3,326,305	7.8%	97%
Other current assets	590,733	1.4%	690,998	1.6%	-14.5%
Total current assets	15,045,427	36.1%	19,030,900	44.9%	20/9
NON-CURRENT ASSETS
LONG-TERM
Marketable securities	307,352	0.7%	290,625	0.7%	5.8%
Accounts receivable from customers and other receivables	71,029	0.2%	96,922	0.2%	20.6 7.6*
Taxes to be Recovered	5,169,547	12.4%	3,142,547	7.4%	64.5%
Income tax and social contribution recoverable	269,263	0.6%	7,246	0.0%	3,616
Deferred income taxes	1,845,862	4.4%	1,519,652	3.6%	21.5%
Judicial Deposit	575,750	1.4%	669,098	1.6%	0-14
Biological assets	1,081,025	2.6%	1,061,314	2.5%	1.9%
Derivative financial instruments	49,991	0.1%	-	0.0%	0.0%
Restricted Cash	-	0.0%	584,300	1.4%	-100.0%
Other non-current assets	85,537	0.2%	177,372	0.4%	51.8%
Long-term assets	9,455,356	22.7%	7,549,076	17.8%	25.3%
Investments	14,880	0.0%	86,005	0.2%	-82.7%
Property, plant and equipment	12,276,889	29.4%	10,696,998	25.2%	14.8%
Intangible	4,908,079	11.8%	5,019,398	11.8%	-2.2%
Total non-current assets	26,655,204	63.9%	23,351,477	55.1%	14.1%
TOTAL ASSETS	41,700,631	100.0%	42,382,377	100.0%	-1,6%

(1) Information extracted from the Consolidated Financial Statements of December 31, 2019 and 2018.

Current Assets

Current assets totaled R$15,045,427 on December 31, 2019 and R$19,030,900 on December 31, 2018, representing a decrease of R$3,985,473, or 20.9%, mainly due to the sale of operations in Argentina, Europe and Thailand. As of December 31, 2019, current assets represented 36.1% of total assets, compared to 44.9% in the previous year.

Cash and cash equivalents

48

The caption cash and cash equivalents decreased by R$631,777, or 13.0%, from R$4,869,562 on December 31, 2018 to R$4,237,785 on December 31, 2019, with this reduction mainly due to the consumption of cash in financing activities, with the repurchase of bonds and debt pre-settlement.

Marketable securities

Securities decreased compared to December 31, 2018, from R$507,035 to R$418,182 on December 31, 2019, that is, representing a decrease of R$88,853, or 17.5%. The reduction is due to redemptions made over the period to fulfill obligations.

Trade and Other Receivables

Trade and other receivables totaled R$3,090,691, on December 31, 2019, presenting an increase of R$370,650, or 13.6%, in relation to December 31, 2018, which was of R$2,720,041. This variation is mainly due to the increase of revenues in the last months of 2019, associated to the factors presented on net revenue item.

Inventory

Inventories went from R$3,877,294 on December 31, 2018 to R$3,887,916 on December 31, 2019, increasing by R$10,622, or 0.3%. The increase is mainly due to the increase in inventories of secondary materials, merchandise for resale and advances to suppliers.

Taxes to be Recovered

The Taxes to be Recovered item decreased compared to December 31, 2018, from R$560,389 to R$473,732 on December 31, 2019, representing a decrease of R$86,657, or 15.5%. This decrease is due to compensations and changes in the period.

Derivative financial instruments

The item of derivative financial instruments increased compared to December 31, 2018, from R$182,339 to R$195,324 on December 31, 2019, representing an increase of R$12,985, or 7.1%. This increase is mainly due to the increase in the fair value of derivatives for commodities and coins.

Restricted Cash

The restricted cash account increased compared to December 31, 2018, from R$277,321 to R$296,294 on December 31, 2019, representing an increase of R$18,973, or 6.8%. This increase is due to the interest appropriated to the certificates given as guarantee for the loan obtained through the PESA Loan (“ PESA ”).

Assets held for sale

Assets held for sale totaled R$99,245 as of December 31, 2019, showing a reduction of R$3,227,060, or 97.0%, compared to December 31, 2018, which was R$3,326,305. This reduction is due to the sale located in Argentina, Europe and Thailand in 2019.

Non-current assets

Non-current assets totaled R$26,655,204 on December 31, 2019 and R$23,351,477 on December 31, 2018, representing an increase of R$3,303,727, or 14.1%. The increase was mainly due to the items of taxes recoverable and Property, plant and equipment.

Marketable securities

49

Bonds and securities increased compared to December 31, 2018, from R$290,625 to R$307,352 on December 31, 2019, representing an increase of R$16,727, or 5.8%. This increase is due to the appropriation of interest on financial investments.

Taxes to be Recovered

The Taxes to be Recovered item increased compared to December 31, 2018, from R$3,142,547 to R$5,169,547 on December 31, 2019, representing an increase of R$2,027,000, or 64.5%. This increase is due to the cause gains obtained by the Company, allowing the exclusion of ICMS from the PIS and COFINS calculation basis.

Deferred income and social contributions taxes

Deferred income and social contributions taxes increased R$326,210 or 21.5%, going from R$1,519,652 on December 31, 2018 to R$1,845,862 on December 31, 2019. The increase is due to the recognition of deferred income assets on tax losses.

Biological assets

The biological assets item increased by R$19,711, or 1.9%, from R$1,061,314 on December 31, 2018 to R$1,081,025 on December 31, 2019. The increase is due to the Company’s regular operating cycle.

Restricted Cash

The restricted cash balance was null on December 31, 2019, compared to R$584,300 on December 31, 2018. The variation is due to the transaction agreement signed with Lactalis do Brasil - Comércio, Importação e Exportação de Laticínios Ltda. (“Lactalis”), which instituted the release of the total account balance retained in escrow.

Other non-current assets

The caption of other non-current assets decreased compared to December 31, 2018, from R$177,372 to R$85,537 on December 31, 2019, representing a reduction of R$91,835 million, or 51.8%. This reduction is due to the decrease in deposit balances and other rights.

Investments

The caption Investments decreased compared to December 31, 2018, from R$86,005 to R$14,880 on December 31, 2019, representing a reduction of R$71,125, or 82.7%. This reduction is due to the sale and participation of the Company in SATS BRF Food in Singapore.

Property, plant and equipment

Property, plant and equipment increased R$1,579,891, or 14.8%, from R$10,696,998 on December 31, 2018 to R$12,276,889 on December 31, 2019. The increase is due to the initial adoption of CPC 06 (R2) / IFRS 16.

Intangible Assets

Intangible assets decreased R$111,319, or 2.2%, from R$5,019,398 on December 31, 2018 to R$4,908,079 on December 31, 2019. The decrease is mainly due to the amortization occurred in the period.

50

( In thousands of R$, except when% )	12.31.19 (1)	AV -% 12.31.19	12.31.18 (1)	AV. 12.31.18	% Change 2019 X 2018
LIABILITIES
CURRENT
Loans and financing	3,132,029	7.5%	4,547,389	10.7%	-31.1%
Suppliers	5,784,419	13.9%	5,487,205	12.9%	5.4%
Supply chain finance	842,037	2.0%	875,300	2.1%	-3.8%
Lease operations	376,628	0.9%	75,712	0.2%	397.4%
Salaries, social obligations and participations	825,254	2.0%	618,669	1.5%	33.4%
Tax Liabilities	517,208	1.2%	402,971	1.0%	28,3%
Derivative financial instruments	153,612	0.4%	235,035	0.6%	-34.6%
Provision for tax, civil and labor risks	1,084,308	2.6%	495,584	1.2%	118.8%
Employee benefits	95,919	0.2%	94,728	0.2%	1.3%
Liabilities directly associated with assets held for sale	-	0.0%	1,131,529	2.7%	-100.0%
Other current liabilities	512,591	1.2%	524,518	1.2%	-2.3%
Total current liabilities	13,324,005	32.0%	14,488,640	34.2%	−8.0%
NON-CURRENT
Loans and financing	15,488,250	37.1%	17,618,055	41.6%	-12.1%
Suppliers	12,347	0.0%	12,803	0.0%	-3.6%
Lease operations	2,054,552	4.9%	167,041	0.4%	1,130
Tax Liabilities	190,257	0.5%	162,239	0.4%	17.3%
Provision for tax, civil and labor risks	710,061	1.7%	854,667	2.0%	16 ± 9
Deferred income taxes	85,310	0.2%	65,774	0.2%	29.7%
Employee benefits	593,555	1.4%	373,423	0.9%	58(9%)
Derivative financial instruments	3	0.0%	-	0.0%	-
Other non-current liabilities	1,093,942	2.6%	1,107,958	2.6%	-1.3%
Total non-current liabilities	20,228,277	48.5%	20,361,960	48.0%	-0.7%
NET EQUITY
Share capital	12,460,471	29.9%	12,460,471	29.4%	0.0%
Capital reserves	192,845	0.5%	115,354	0.3%	67.2%
Accumulated losses	(3,996,985)	-9.6%	(4,279,003)	-10.1%	-6.6%
Treasury stock	(38,239)	-0.1%	(56,676)	-0.1%	-32.5%
Other comprehensive income	(722,469)	-1.7%	(1,275,519)	-3.0%	-43.4%
Controlling shareholders’ equity	7,895,623	18.9%	6,964,627	16.4%	13.4%
Non-controlling equity interests	252,726	0.6%	567,150	1.3%	-55.4%
Total shareholders’ equity	8,148,349	19.5%	7,531,777	17.8%	8.2%
TOTAL LIABILITIES AND NET EQUITY	41,700,631	100.0%	42,382,377	100.0%	-1,6%

(1) Information extracted from the Consolidated Financial Statements of December 31, 2019 and 2018.

Trade accounts payable

The balance of suppliers totaled R$5,784,419 on December 31, 2019, while on December 31, 2018 the balance was R$5,487,205, representing an increase of 5.4%, or R$297,214. The increase is mainly due to improvements in the financial cycle in 2019.

Supply chain finance

The supply chain finance totaled R$842,037 on December 31, 2019, while on December 31, 2018 the balance was R$875,300, a decrease of 3.8% or R$33,263. The reduction is due to the Company's regular operating cycle.

Lease liability

The lease liability totaled R$376,628 on December 31, 2019, while on December 31, 2018 the balance was R$75,712, representing an increase of 397.4%, or R$300,916. The increase is due to the adoption of CPC 06 (R2) / IFRS 16 and the Company opted for the modified retrospective approach without presenting comparative periods. Therefore, the balances related to December 31, 2018 are presented according to the prerogatives existing in the accounting policies previously in force: CPC 06 (R1) / IAS 17.

Payroll, related charges and employee profit sharing

The payroll, related charges and employee profit sharing totaled R$825,254 on December 31, 2019, while on December 31, 2018 the balance was R$618,669, representing an increase of 33.4%, or R$206,585. The increase is mainly due to a higher management and employees profit sharing provision.

Derivative financial instruments

51

The heading of derivative financial instruments decreased compared to December 31, 2018, from R$235,035 to R$153,612 on December 31, 2019, representing a reduction of R$81,423, or 34.6%. This decrease is mainly due to index / currency exchange contracts (Swap).

Liabilities directly related to the assets held for sale

The balance of liabilities directly related to assets held for sale totaled R$1,131,529 as of December 31, 2018, this balance was due to the transfer of the balances of discontinued operations. With the conclusion of the sale of operations destined for sale in Argentina, Europe and Thailand, the balance was settled.

Non-current liabilities

Non-current liabilities totaled R$20,228,277 on December 31, 2019 and R$20,361,960 million on December 31, 2018, representing a decrease of R$133,683, or 0.7%. This decrease was mainly due to the variation in the item of loans and financing and provision for tax, civil and labor risks.

Loans and Financing (non-current)

Our long-term debts with financial institutions amounted to R$15,488,250 on December 31, 2019 and R$17,618,055 on December 31, 2018, representing a reduction of R$2,129,805, or 12.1%. This reduction is mainly due to pre-settlements and debt amortizations carried out in the period.

Provision for tax, civil and labor risks

The balance of provision for tax, civil and labor risks totaled R$ 710,061 on December 31, 2019, while on December 31, 2018 the balance was R$ 854,667, representing a decrease of 16.9%, or R$ 144,606. The reduction is due to the decrease in non-current labor and tax contingencies.

Shareholders´ equity

Shareholders’ equity on December 31, 2019 was R$8,148,349 and R$7,531,777 on December 31, 2018. There was an increase of R$616,572, or 8.2%, mainly due to the profit earned in the period.

Financial year ended on December 31, 2018 compared with the financial year ended on December 31, 2017

The following table presents audited financial information for the years ended December 31, 2018 and December 31, 2017 restated for accounting purposes, in accordance with accounting pronouncement CPC 31 - Non-current assets held for sale and discontinued operations, due to discontinued operations mentioned in section 8.1 - Extraordinary Business.

As a procedure, the results of the exercise of discontinued operations are presented separately from the results of the Company's continued operations and are restated for comparative periods. However, for the balance sheet, the reclassification of assets held for sale is a prospective date on which the conditions are met, maintaining the past as presented.

In section 10.3, “Events with relevant effects, occurred and expected, in the financial statements”, the results of discontinued operations are shown.

52

(In mullions of R$, except when %)	12.31.18 (1)	AV% 12.31.18 (2)	12.31.17 (1)	AV% 12.31.17 (2)	Variation % 2018 x 2017
CONTINUED OPERATIONS
NET REVENUE	30,188.4	100.0%	28,314.2	100.0%	6.6%
Cost of goods sold	(25,320.7)	-83.9%	(22,601.2)	-79.8%	12.0%
GROSS PROFIT	4,867.7	16.1%	5,712.9	20.2%	-14.8%
OPERATING REVENUES (EXPENSES)
Sales	(4,513.6)	-15.0%	(4,208.7)	-14.9%	7.2%
General and administrative	(551.1)	- 1.8%	(462.5)	-1.6%	19.2%
Impairment loss on trade and other receivables	(46.3)	-0.2%	(67.5)	-0.2%	-31.4%
Other operating expenses, net	19.3	0.1%	(333.4)	-1.2%	-105.8%
Equity income	17,7	0,1%	22,4	0,1%	-21,0%
PROFIT BEFORE FINANCIAL RESULT	(206.3)	-0.7%	663.2	2.3%	-131.1%
Financial expenses	(3,891.1)	-12.9%	(3,445.5)	-12.2%	12.9%
Financial revenues	1,649.6	5.5%	1,563.7	5.5%	5.5%
LOSS BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	(2,447.8)	-8.1%	(1,218.6)	-4.3%	100.9%
Current income tax and social contribution	(6.8)	0.0%	41.2	0.1%	-116.5%
Deferred income tax and social contribution	340.1	1.1%	210.6	7.0%	61.5%
NET RESULT OF CONTINUED OPERATIONS	(2,114.5)	-7.0%	(966.8)	-3.4%	118.7%
DISCONTINUED OPERATIONS
NET RESULT OF DISCONTINUED OPERATIONS	(2,351.7)	-7.8%	(132.1)	-0.5%	1,680.4%
NET LOSS FOR THE YEAR	(4,466.2)	-14.8%	(1,098.9)	-3.9%	306.4%
Attributable to
Controlling shareholders	(2,115.0)	-7.0%	(984.3)	-3.5%	114.9%
Non-controlling shareholders	0.5	0.0%	17.5	0.1%	-97.4%
	(2,114.5)	-7.0%	(966.8)	-3.4%	118.7%

(1) Information taken from the Consolidated Financial Statements of December 31, 2018 and 2017.

(2) Variation in relation to the net revenues.

Net Revenue

	12.31.18	Restated 12.31.17	Restated 12.31.16
Net sales
Brazil
In-natura	3,998.5	3,489.9	3,109.0
Poultry	3,198.4	2,697.5	2,410.3
Pork and other	800.1	792.4	698.7
Processed	12,274.7	11,681.6	11,600.8
Other	19.4	17.1	98.2
	16,292.5	15,188.6	14,808.0
Halal
In-natura	6,685.1	5,588.8	5,584.3
Poultry	6,632.9	5,554.4	5,542.1
Pork and other	52.2	34.4	42.2
Processed	1,295.6	909.7	642.3
Other	320.8	195.5	-
	8,301.5	6,694.0	6,226.6
International
In-natura	4,213.5	4,736.9	5,125.2
Poultry	3,382.4	3,401.4	4,106.5
Pork and other	831.1	1,335.5	1,018.7
Processed	553.4	654.0	863.7
Other	0.3	222.6	11.2
	4,767.2	5,613.5	6,000.1
Other segments
Ingredients	436.2	269.2	-
Other	391.0	548.8	849.2
	827.2	818.0	849.2
	30,188.4	28,314.1	27,883.9

The Company´s consolidated net revenues increased by R$1,874,261 thousand or 6.6%, from R$28,314,160 thousand in 2017 to R$30,188,421 thousand in 2018, mainly due to great sales volumes in the Brazilian segment, which increased by 7.1% in relation to 2017 and in the Halal segment, which increases 23.9% in relation to 2017, as well as due to a greater average price in both segments.

53

1.            Brazil – Accumulated net revenues increased in R$1,096,152 thousand, or 7.2%, from R$15,188,612 thousand in 2017 to R$16,284,764 thousand in 2018. This increase is the result mainly of the increase in the sales volume (7.1%), combined by a slight increase in the average price of the products sold in this segment.

2.            Halal – In 2018, the net revenues were of R$8,293,271 thousand, representing an increase of 23.9% in relation to 2017, which closed in R$6,694,036 thousand, reflecting a prices scenario more favorable that in 2018, influenced by a better balance between the offer and the demand of the products and the consolidation of Banvit from June 2018.

3.            International - In 2018, the net revenues were of R$4,767,146 thousand, representing a reduction of R$846,354 thousand or 15.1% in relation to 2017, which was of R$5,613,500 thousand. The main factors that impacted the result were: (i) the restriction in the Russian market; (ii) the offer excess in the Japanese market; (iii) the temporary Chinese antidumpimg tariff; and (iv) the saturation of the Hong Kong market. Additionally, the increase in the seeds price and the change in the mix of channels and products outweighted the economies raised within the Restructuring Plan. Sales volumes in pork meat to China increased due Russia's partial ban on pork imports from Brazil.

4.            Other segments – In 2018, the net revenues increased in R$25,228 thousand or 3.1%, to R$843,240 thousand in 2018 from R$818,012 thousand in 2017, mainly due to a better performance of BRF Ingredients.

Cost of Goods Sold

In 2018, the cost of goods sold totaled R$25,320,753 thousand, registering an increase of 12.0%, or R$2,719,538 thousand in relation to 2017, which was of R$22,601,215 thousand. This increase is explained mainly by a greater seed price, greater idle capacity and changes to the mix of products with expansion of in natura products. In addition, other non- recurring factors negatively influenced cost of sales, including: (i) R$403,000 thousand related to the Trapaça/Carne Fraca Operations; (ii) R$196,000 thousand from the Operating and Financial Restructuring Plan; and (iii) R$73,000 thousand resulting from the Brazilian truck drivers’ strike.

Gross Profit

In 2018, the Company’s gross profit totaled R$4,867,668 thousand, reflecting a reduction of 14.8% or R$845,277 thousand, in relation to the year 2017, which was of R$5,712,945 thousand. This decrease was primarily driven by the operating challenges that impacted or business chain, such as higher grain prices, antidumping measures imposed by China and adjustments to the production process to meet the new non-stunning requirements of Saudi Arabia. In addition, the Company had a negative impact of R$184,000 thousand related to the effects of hedge accounting of export debt (established upon its contracting), as announced by the Company in the latest quarters.

Operating Expenses

In 2018, the Company registered operating expenses increased 0.5%, or R$24,241 thousand.

In percentage terms, due the Company's growth, operating represented 16.8% of net revenues in comparison to 17.8% registered in 2017. This increase was mainly driven by (i) higher logistics expense as a result of the expansion of our logistics network to serve a higher average number of points of sale; (ii) increases in inflation; and (iii) exchange rate variation in our international operations.

Impairment loss on trade receivables

54

Impairment loss on trade receivables decreased to R$46,300 thousand in 2018 (R$67,500 thousand in 2017), mainly as a result of initial IFRS 9 adoption.

Other Operating Expenses, Net

In 2018, the Company registered a revenue in this line equivalent to R$19,300 thousand, representing an increase in R$352,800 thousand, in comparison to 2017. This increase in the result mainly of the decrease in provisions for civil contingencies and the recognition of tax credits after a favorable court decision regarding the exclusion of the ICMS from the PIS/COFINS calculation basis.

Result of Equity Pick-Up

In 2018, the result of the equity pick-up totaled R$17,715 thousand, representing a slight reduction of R$4,668 thousand or 20,9% in relation to the year 2017, which was of R$22,383 thousand. This variation occurred due to the termination of the UP Alimentos Ltda.’s activities combined with increase in profits of STAS BRF.

Operating Income

In 2018, the operating income reached R$206,334 thousand negative, representing a decrease of R$869,518 thousand. The table below shows the operating results by segment.

(In millions of R$, except when %)	12.31.18	Restated 12.31.17
Brazil	589.5	960.7
Halal	323.9	7.5
International	(287.5)	46.1
Other segments	77.6	71.9
Ingredients	115.0	52.1
Other	(37.4)	19.8
Subtotal	703.5	1,086.2
Corporate	(909.8)	(423.0)
	(206.3)	663.2

Net Financial

In 2018, the net financial expenses amounted to R$2,241,474 thousand, representing an increase of 19.1%, ot R$359,716 thousand in comparison to 2017, which was of R$1,881,758 thousand mainly attributable to the negative impact of (i) a higher foreign exchange rate variation on assets and liabilities denominated in foreign currency; and (ii) the mark-to-market of the Total Return Swap derivative instrument, which expense totaled R$214,000 thousand for 2018.

Income Tax and Social Contribution

In 2018, the income tax and social contribution amounted to R$333,302 thousand, representing an increase of 32.4%, or R$81,493 thousand, in comparison to 2017, which occurred due to the increase in deferred tax.

In 2018, the income tax and social contribution totaled a result of R$333,302 thousand (R$251,809 thousand in 2017). The effective rate in 2018 was 13.6%, compared to an effective rate of of 20.7% in 2017. This variation is primarily attributable to the increase in losses in 2018, deferred income tax assets related to tax losses and negative basis, not being recognized because the realization is not probable, exchange variation on investments, result of the Company's subsidiaries abroad and write-off of tax unrealized asset due to the incorporation of SHB in the Company.

55

Net Loss

In 2018, the net loss from continuing operations was of R$2,114,506 thousand, representing an increase of 118.7%, in comparison to 2017. Taking into account the discontinued operations, the net loss amounted to R$4,466,246 thousand in 2018 in comparison to R$1,098,854 thousand in 2017.

Comparison of the positions on December 31, 2018 and on December 31, 2017 of the equity accounts

( In millions of R $, except when% )	12.31.18 (1)	AV -% 12.31.18	12.31.17 (1)	AV. 12.31.17	% Change 2018 X 2017
ASSETS
CURRENT ASSETS

Cash and cash equivalents	4.869,6	11,5%	6.010,8	13,3%	-19,0%
Marketable securities	507,0	1,2%	228,4	0,5%	122,0%
Accounts receivable from customers	2.604,9	6,1%	3.919,0	8,7%	-33,5%
Notes receivable	115,1	0,3%	113,1	0,3%	1,8%
Interest on shareholders' equity	7,3	0,0%	6,2	0,0%	18,1%
Inventory	3.877,3	9,1%	4.948,2	10,9%	-21,6%
Biological assets	1.513,1	3,6%	1.510,5	3,3%	0,2%
Taxes to be Recovered	560,4	1,3%	728,9	1,6%	-23,1%
Income tax and social contribution recoverable	506,5	1,2%	499,3	1,1%	1,4%
Derivative financial instruments	182,4	0,4%	90,5	0,2%	101,5%
Restricted Cash	277,3	0,7%	127,8	0,3%	117,0%
Other current assets	683,7	1,6%	961,1	2,1%	-28,9%
	15,704.6	37,1%	19.143,8	42,3%	-18,0%
Assets held for sale	3,326.3	7,8%	41,6	0,1%	7901,5%
Total current assets	19,030.9	44,9%	19.185,4	42,4%	-0,8%
NON-CURRENT ASSETS
Marketable securities	290,6	0,7%	568,8	1,3%	-48,9%
Accounts receivable from customers	8,0	0,0%	6,3	0,0%	27,2%
Notes receivable	89,0	0,2%	116,4	0,3%	-23,5%
Taxes to be Recovered	3.142,5	7,4%	2.418,2	5,3%	30,0%
Income tax and social contribution recoverable	7,2	0,0%	20,0	0,0%	-63,8%
Deferred income taxes	1.519,7	3,6%	1.369,4	3,0%	11,0%
Judicial Deposit	669,1	1,6%	688,9	1,5%	-2,9%
Biological assets	1.061,3	2,5%	903,7	2,0%	17,4%
Restricted Cash	584,3	1,4%	407,8	0,9%	43,3%
Other non-current assets	177,4	0,4%	87,2	0,2%	103,4%
Investments	86,0	0,2%	68,2	0,2%	26,1%
Property, plant and equipment	10.697,0	25,2%	12.190,6	27,0%	-12,3%
Intangible	5.019,4	11,8%	7.197,6	15,9%	-30,3%
Total non-current assets	23.351,5	55,1%	26.043,1	57,6%	-10,3%
TOTAL ASSETS	42.382,4	100,0%	45.228,5	100,0%	-6,3%

(1)    Information taken from the Consolidated Financial Statements of December 31, 2018 and 2017.

Current Assets

The recurring assets accounted R$19,030,900 thousand, on December 31, 2018 and R$19,185,523 thousand on December 31, 2017, representing a decrease of R$154,623 thousand, or 0.8%. On December 31, 2018, the recurring assets represented 44.9% of the total assets compared to 42.4% in the previous year.

Cash and cash equivalents

Cash and cash equivalents presented a reduction of R$1,141,267 thousand, or 19.0%, going from R$6,010,829 thousand on December 31, 2017 to R$4,869,562 on December 31, 2018. This reduction is mainly due to consumption of cash in operations and investment activities. The Company has had as its primary source of cash the cash flow from operating activities, loans and other financing, share offers and the sale of financial investments. Despite having a substantial part of the debt that will mature in the coming years, the Company believes in a solid cash position and cash equivalent, together with the cash flow from operating activities and the extension of the maturity of a part of the debt will be sufficient. to cover the Company's working capital needs and comply with indebtedness in the normal course of its business.

56

Marketable securities

Marketable securities increased compared to December 31, 2017, from R$ 228,430 thousand to R$ 507,035 thousand on December 31, 2018, that is, an increase of R$ 278,605 thousand, or 122.0%. The increase is due to operations carried out over the period.

Accounts Receivables from Customers

Accounts receivables from customers totaled R$2,604,928 thousand, on December31, 2018, presenting a reduction of R$1,314,094 thousand, or 33.5%, in relation to December 31, 2017, which was of R$3,919,022 thousand. This reduction is mainly due to the receipt of invoices, the constitution of the Credit Rights Fund in Brazil ("FIDC") and the transfer of clients’ receivables in the country and of third parties’ receivables from overseas due to the result of the discontinued operations.

Inventory

The inventories went from R$4,948,168 thousand, on December 31, 2017 to R$3,877,294 thousand on December 31, 2018, representing a reduction of R$1,070,874 thousand, or 21.6%. The decrease is mainly due to the reduction in inventories of frozen raw materials and finished goods.

Taxes to be recovered

Taxes to be recovered decreased in comparioson with December 31, 2017 from R$728,918 thousand to R$560,389 thousand on December 31, 2018 a decrease of R$168,529 thousand, or 23.1%. This decrease is mainly regarding the exclusion of the ICMS from the PIS/COFINS calculation basis from 1992 to 2009 of its incorporated Perdigão Agroindustrial.

Derivative financial instruments

Derivative financial instruments increased compared to December 31, 2017, from R$90,536 thousand to R$182,339 thousand on December 31, 2018, representing an increase of R$ 91,803 thousand, or 101.5%. This increase is mainly due to the increase in currency forward contracts (NDF); currency option contracts; corn forward contracts (NDF) and index / currency exchange contracts (Swap).

Restricted cash

Restricted cash increased compared to December 31, 2017, from R$127,821 thousand to R$277,321 thousand on December 31, 2018, representing an increase of R$149,500 thousand, or 117.0%. This increase is due to the certificates maturing in 2020 given as guarantee for the loan obtained through the Special Asset Sanitation Program (“PESA”); deposit linked to international market operations and Time Deposit linked to Export Credit Note (NCE) operations.

Assets held for sale

Assets held for sale totaled R$3,326,305 thousand on December 31, 2018, representing an increase of R$ 3,284,700 thousand, or 7901.5%, compared to December 31, 2017, which was R$41,571 thousand. This increase is mainly due to the assets destined to sale located in Argentina, Europe and Tailand and the assets related to the Varzea Grande plant.

57

Non current assets

The non-current assets totaled R$23,351,477 thousand on December 31, 2018 and R$26,042,958 thousand on December 31, 2017, representing a reduction of R$2,691,481 thousand or 10.3%. The reduction is mainly due to the fixed assets and the intangible assets lines.

Marketable Securities

The marketable securities decreased in comparison to December 31, 2017, going from R$ R$568,805 thousand to R$290,625 thousand on December 31, 2018, in other words, there was a decrease of R$278,180 thousand, or 48.9%. This difference reflects that Company’s strategy to make more efficient use of available resources.

Taxes to be recovered

Taxes to be recovered increased compared with December 31, 2017, from R$2,418,155 thousand to R$3,142,547 thousand on December 31, 2018, representing an increase of R$ 724,392, or 30.0%. This increase is mainly due to the recognition of PIS and COFINS credit related to the Company's right to exclude the ICMS from the PIS/COFINS calculation basis from 1992 to 2009 of its incorporated Perdigão Agroindustrial.

Deferred income taxes

The deferred income tax item increased by R$150,286 thousand, or 11.0%, from R$1,369,366 thousand on December 31, 2017 to R$1,519,652 thousand on December 31, 2018. The increase is due to constitution of deferred tax assets on the tax loss for the period.

Biological assets

The biological assets item increased by R$157,660 thousand, or 17.4%, from R$903,700 thousand on December 31, 2017 to R$ 1,061,314 thousand on December 31, 2018. The increase is due to the incorporation of SHB by BRF S.A.

Restricted cash

The restricted cash increased compared to December 31, 2017, from R$407,803 thousand to R$ 584,300 thousand on December 31, 2018, representing an increase of R$176,497 thousand, or 43.3%. This increase is due to the deposit given as a guarantee for the sale of the dairy segment to Groupe Lactalis (“Parmalat”), maturing in 2021, for the total return swap transaction, maturing in 2019 (note 4.4.ii.d. of the Statements Consolidated Financial Institutions) and the sale of the company Gale due in 2020.

Other non-current assets

The other non-current assets increased compared to December 31, 2017, from R$ 87,157 thousand to R$177,372 thousand on December 31, 2018, representing an increase of R$90,215 thousand, or 103.4%. This increase is due to prepaid expenses and other rights.

Investments

58

The investments increased compared to December 31, 2017, from R$68,195 thousand to R$86,005 thousand on December 31, 2018, representing an increase of R$17,810 thousand, or 26.1%. This increase is due to investments by BRF S.A. and BRF GmbH.

Property, plant and equipment, net

The property, plant and equipment decreased by R$1,493,585 thousand, or 12.3%, from R$12,190,583 thousand on December 31, 2017 to R$10,696,998 thousand on December 31, 2017. The decrease was due to the transfer of the assets held for sale in connection with the Company’s operations in Argentine, Europe and Tailand and other assets.

Intangible assets

The intangible assets decreased by R$2,178.238 thousand, or 30.3%, from R$7,197,636 thousand on December 31, 2017 to R$5,019,398 thousand on December 31, 2018. The decrease was due to the transfer of the assets held for sale in connection with the Company’s operations in Argentine, Europe and Tailand.

( In millions of R $, except when% )	12.31.18 (1)	AV% 12.31.18 (2)	12.31.17 (1)	AV% 12.31.17	Variation % 2018 x 2017
LIABILITIES
CURRENT LIABILITIES Short-term debt	4,547.4	10.7%	5,031.4	11.1%	-9.6%
Trade accounts payable	5,552.4	13.1%	6,445.5	14.3%	-13.9%
Supply chain finance	885,8	2.1%	715.2	1.6%	23.9%
Payroll and related charges	555.0	1.3%	635.1	1.4%	-12.6%
Tax payable	403.0	1.0%	426.0	0.9%	-5.4%
Interest on shareholders' equity	6.2	0.0%	1.9	0.0%	226.0%
Employee and management profit sharing	63.7	0.2%	95.9	0.2%	-33.6%
Derivative financial instruments	235.0	0.6%	299.5	0.7%	-21.5%
Provision for tax, civil and labor risks	495.6	1.2%	536.1	1.2%	-7.6%
Pension and other post-employment plans	94.7	0.2%	85.2	0.2%	11.2%
Other current liabilities	518.3	1.2%	602.6	1.3%	-14.0%
	13,357.1	31.5%	14,874.4	32.9%	-10.2%
Liabilities directly associated with the assets held for sale	1,131.5	2.7%	-	0.0%	0.0%
Total current liabilities	14,488.6	34.2%	14,874.4	32.9%	-2.6%

NON-CURRENT LIABILITIES
Long-term debt	17,618.1	41.6%	15,413.0	34.10%	14.3%
Trade accounts payable	179.8	0.4%	196.8	0.40%	-8.6%
Tax payable	162.2	0.4%	171.2	0.40%	-5.3%
Provision for tax, civil and labor risks	854.7	2.0%	1,237.1	2.70%	-30.9%
Deferred income and social contribution taxes	65.8	0.2%	155.3	0.30%	-57.6%
Employee benefits plans	373.4	0.9%	343.1	0.80%	8.8%
Other non-current liabilities	1,108.0	2.6%	1,124.8	2.50%	-1.5%
Total non-current assets	20,362.0	48.0%	18,641.3	41.20%	9.2%

EQUITY
Capital	12,460.5	29.4%	12,460.5	27.6%	0.0%
Capital reserves	115.3	0.3%	115.1	0.3%	0.2%
Income reserves	-	0.0%	101.4	0.2%	-100.0%
Loss accumulates	(4,279.0)	-10.1%	-	0.0%	0.0%
Treasury shares	(56.7)	-0.1%	(71.5)	-0.2%	-20.7%
Accumulated other comprehensive loss	(1,275.5)	-3.0%	(1,405.2)	-3.1%	-9.2%
Equity attributable to interest of controlling shareholders	6,964.6	16.4%	11,200.3	24.8%	-37.8%
Equity attributable to non-controlling interest	567.2	1.3%	512.5	1.1%	10.7%
Total equity	7,531.8	17.8%	11,712.8	25.9%	-35.7%
TOTAL LIABILITIES AND EQUITY	42,382.4	100.0%	45,228.5	100.0%	-6.3%

(1)    Information taken from the Consolidated Financial Statements of December 31, 2018 and 2017.

59

Trade accounts payable

The suppliers item totaled R$5,552,434 thousand on December 31, 2018 compared to R$6.445.486 thousand on December 31, 2017, representing a decrease of 13.9%, or R$893,052 thousand. This decrease is mainly due to the the transfer of the results of the discontinued operations and by the reduction of the payment deadlines before its suppliers.

Supply chain finance

The balance of supply chain finance totaled R$885,783 thousand on December 31, 2018, while on December 31, 2017 the balance was R$715,189 thousand, an increase of 23.9%, or R$170,594 thousand. The increase is mainly due to the incorporation of SHB.

Payroll related charges

The balance of payroll related charges totaled R$555,016 thousand on December 31, 2018, while on December 31, 2017 the balance was R$635,097 thousand, a decrease of 12.6%, or R$80,100 thousand. The decrease is due to the reduction in the equity balances of these accounts.

Interest on shareholders' equity

The balance of interest on shareholdres’ equity and dividends payable totaled R$62,500 thousand on December 31, 2018, while on December 31, 2017 the balance was R$1,900 thousand, an increase of 226.3%, or R$4,300 thousand. The increase is due to the UP! Alimentos Ltda.

Derivative financial instruments

The derivative financial instruments decreased compared to December 31, 2017, from R$299,491 thousand to R$235,035 thousand on December 31, 2018, representing a decrease of R$64,456 thousand, or 21.5%. This decrease is mainly due to the index / currency exchange contracts (Swap).

Liabilities directly related to the assets held for sale

The liabilities directly related to the assets held for sale totaled R$1,131,529 thousand on December 31, 2018. This result is due transfer of discontinued operations.

Non-current liabilities

The non recurring liabilities totaled R$20,361,960 thousand on December 31, 2018 and R$18,641,322 million on December 31, 2017, representing a decrease of R$1,720,638 thousand, or 9.2%. This decrease was mainly due the variation in the loans and financings.

Loans and financing (non-current)

The Company’s long-term debts with financial institutions totaled R$17,618,055 thousand on December 31, 2018 and R$15,413,027 thousand on December 31, 2017, representing an increase of R$2,205,028 thousand, or 14.3%. This increase is mainly due the attainment of rural credit for working capital.

Provision for tax, civil and labor risks

60

The balance of provision for tax, civil and labor risks totaled R$854,667 thousand on December 31, 2018, while on December 31, 2017 the balance was R$1,237,116 thousand, a decrease of 30.9%, or R$382,449 thousand. The reduction is due to the decrease in contingencies.

Equity

Equity on December 31, 2018 was R$7,531,777 thousand and R$11,712,782 thousand on December 31, 2017. This reduction of R$4,181,005 million, or 35.7%, is due to the loss registered in the period by means of the results of the accumulated losses.

Comparison of Cash Flow positions as of December 31, 2020 and 2019, respectively

The following table presents certain consolidated cash flow information for the periods indicated:

	Year ended December 31,
	2020	2019
Cash Flow	(In thousands of Brazilian Reais)
Net cash provided by operating activities	4,417,630	2,521,230
Net cash provided by (used in) investing activities	(1,430,989)	1,443,106
Net cash used in financing activities	(587,042)	(4,817,102)
Exchange variation effect on cash and cash equivalents	939,241	54,540
Net increase (decrease) in cash and cash equivalents	3,338,840	(798,226)

Cash Flows Provided by (Used in) Operating Activities

The Company recorded net cash flows provided by operating activities of R$4,417,630 thousand in 2020, compared to cash flows provided by operating activities of R$2,521,230 thousand in 2019. The increase of R$1,896,400 thousand is mainly due to a decrease of R$294,522 thousand in the payment of tax, civil and labor provisions, representing a decrease of R$130,686 thousand in the interests paid and an increase in the derivative financial instruments received of R$1,249,195 thousand.

Cash Flows Provided by (Used in) Investing Activities

The Company recorded net cash flows used in investing activities of R$1,430,989 thousand in 2020, compared to cash flows provided by investing activities of R$1,443,106 thousand in 2019. The decrease of R$2,874,095 thousand is mainly due to the proceeds from the sale of The Company operations located in Europe, Thailand and Argentina in the amount of R$1,664,073 thousand and the price adjustment from the sale of our then dairy segment in the amount of R$242,051 thousand, both happened in 2019. Additionally, there were increases in the investments in biological assets of R$168,292 thousand and in property, plant and equipment of R$387,444 thousand in 2020.

Cash Flows Provided by (Used in) Financing Activities

The Company recorded cash flows used in financing activities of R$587,042 thousand in 2020, compared to cash flows used in financing activities of R$4,817,102 thousand in 2019, mainly due to to our strategy of refinancing and increase in liquidity for 2020. The amount of proceeds from debt issuance net of repayments in 2020 was of R$172,974 thousand, compared to R$4,081,980 thousand of repayments net of debt issuance in 2019.

61

Comparison of Cash Flow positions as of December 31, 2019 and 2018, respectively

The following table presents certain consolidated cash flow information for the periods indicated:

	Year ended 31st December
	2019	2018
Cash Flow	(In thousands of Brazilian Reais)
Net cash provided by operating activities	2,521,230	295,685
Net cash provided by (used in) investing activities	1,443,106	(1,415,879)
Net cash provided by (used in) investing activities	(4,817,102)	73,924
Exchange variation effect on cash and cash equivalents ....................................... .................................................. .........	54,540	71,452
Increase (decrease) in net cash and cash equivalents	(798,226)	(974,818)

Cash Flows Provided by (Used in) Operating Activities

The Company recorded net cash flows generated from operating activities of R$ 2,521,230 thousand in 2019, compared to cash flows generated from operating activities of R$ 295,685 in 2018. The increase of R$2,225,545 thousand is mainly due to an increase in net income to R$ 1,213,261 thousand in the year ended December 31, 2019 (compared to a net loss of R$2,114,506 thousand registered in the year ended December 31, 2018), adjusted by the effects of inflows that do not affect cash of R$ 4,057,897 thousand in the year ended December 31, 2019 (compared to the effects of inflows that do not affect cash of R$4,425,222 thousand in the year ended as of December 31, 2018), added to the reduction in the average financial cycle by 9.3 days in 2019.

Cash Flows Provided by (Used in) Investing Activities

The Company recorded net cash flows generated R$1,443,106 thousand in investment activities in 2019, compared to a net cash flows used in of R$1,415,879 thousand in 2018. An increase of R$2,858,985 thousand, is mainly due to there was receipt for the sold of operations located in Argentina, Europe and Thailand, in addition to releasing of restricted cash related to operation with Lactalis in 2019.

Cash Flows Provided by (Used in) Financing Activities

The Company recorded cash flows used in financing activities of R$4,817,102 thousand in 2019, compared to cash flows generated by financing activities of R$73,924 thousand in 2018. In 2019 the amount of repayment of debts, net of proceeds, which was R$4,081,980 thousand, compared to an amount of proceeds of R$276,139 thousand net of repayments in 2018.

Comparison of Cash Flow positions as of December 31, 2018 and 2017, respectively

The following table presents certain consolidated cash flow information for the periods indicated:

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	Year ended 31st December
	2018	2017
Cash flow	(in millions of Brazilian Reais)
Net cash generated by operating activities	295.7	649.4
Net cash used in investment activities	(1,415.9)	(2,134.5)
Net cash from financing activities	73,9	1,057.1
Exchange variation effect on cash and cash equivalents	71.5	81.9
Increase (decrease) in net cash and cash equivalents	(974.8)	(346.1)

Cash Flows Provided By (Used In) Operating Activities

The Company recorded net cash flows generated in continued operating activities of R$428.4 million in 2018, compared to cash flows generated in continued operating activities of R$669.8 million in 2017. The decrease of R$241.4 million is mainly due to an increase in net loss to R$2,114.5 million in the year ended December 31, 2018 (compared to a net loss of R$966.8 million in the year ended December 31, 2018) December 2017), adjusted by the effects of inflows that do not affect cash of R$4,425.2 million in the year ended December 31, 2018 (compared to the effects of inflows that do not affect cash of R$3,752.6 million in the year ended as of December 31, 2017), mainly related to the financial result of R$2,241.5 million, partially offset by R$340.1 million of deferred income tax.

The Company recorded net cash flows from discontinued operating activities of R$132.7 million in 2018, compared to cash flows from discontinued operating activities of R$20.4 million in 2017, resulting in net cash flows generated from operating activities. consolidated (continued and discontinued) of R$295.7 million in 2018, compared to net cash flows generated from consolidated operating activities (continued and discontinued) of R$649.4 million in 2017.

Cash Flows Provided by (Used in) Investing Activities

The Company invested R$1,326.7 million of cash in continued investment activities in 2018, compared to R$2,050.4 million in 2017, representing a reduction of R$723.7 million, mainly because the Company did not use any cash in business combinations. in 2018. In 2018, cash invested in investment activities consisted mainly of R$578.0 million in capital expenditure on Property, plant and equipment, R$845.3 million in the acquisition and formation of breeding stock and R$249.4 million in restricted cash. The Company recorded net cash flows invested in discontinued investment activities of R$89.2 million in 2018, compared to cash flows invested in discontinued investment activities of R$84.1 million in 2017, resulting in net cash flows invested in consolidated investment activities (continued and discontinued) of R$1,415.9 million in 2018, compared to net cash flows invested in consolidated investment activities (continued and discontinued) of R$2,134.5 million in 2017.

Cash Flows Generated in Financing Activities

The Company recorded cash flows generated by continued financing activities of R$173.7 million in 2018, compared to cash flows generated by continued financing activities of R$1,047.7 million in 2017. In 2018, the Company received funds from the issuance of debt securities in the amount of R$6,500.1 million, which was partially offset by the amortization of debt in the amount of R$6,224.0 million. The Company recorded net cash flows from discontinued financing activities of R$99.8 million in 2018, compared to net cash flows from discontinued financing activities of R$9.4 million in 2017, resulting in net cash flows generated in consolidated financing activities (continued and discontinued) of R$73.9 million in 2018, compared to net cash flows generated in consolidated financing activities (continued and discontinued) of R$1,057.1 million in 2017.

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10.2 Operating and Financial Income

The following information was evaluated and commented on by the Company’s Officers:

a. Results of the issuer’s operations

i. description of any important components of revenue

The following is a breakdown of our Goods Sold in Brazil and to international customers:

•	Meat products consisting of meat in natura chilled and / or frozen, which the Company define as whole and cut chicken, pork and beef cuts;
•	Processed Food Products, including the following:
o	Whole and cut chickens, frozen, marinated (sold under the brand name Chester ® ) and turkeys;
o	Specialty meats, such as sausages, ham products, bologna, sausages frankfurter, salami, bacon and other smoked products; and
o	Frozen processed meats, such as hamburgers, steaks , breaded, kibes and meatballs;
•	Other Processed Products , including the following:
o	Margarine, butter and cream cheese; and
o	Main dishes prepared frozen, such as lasagna, pizzas and desserts, as well as other frozen foods; and
o	Plant-based products, such as nuggets, pies, vegetables and hamburgers; and
o	Frozen desserts;
o	Others , consisting of soy bran, refined soy flour and animal feed.

Before the divestments made under the Operational and Financial Restructuring Plan, released in June 2018, other processed products included mayonnaise, mustard and ketchup.

The charts below show the Company’s revenue in 2020 divided into products and business units:

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ii. Factors that materially affect operating results

The Company’s operating results, financial condition and liquidity have been and will continue to be influenced by a wide range of factors, including:

  Economic conditions in Brazil and abroad;
  Concerns related to Covid-19, the African swine fever, avian influenza and other diseases of human and animal origin;
  The effect of trade barriers and other import restrictions;
  The sensitivity of the domestic market to changes in global demand, including the effect of the actions of the main Brazilian competitors and temporary increases in the supply of producers in other countries;
  Changes in prices of commodities;
  Fluctuations in the exchange rate and inflation;
  Interest rates; and
  Freight costs.

Seasonal factors and volatility that affect both raw material prices and sales prices may materially affect the Company’s results.

The Company’s production cost is mainly dependent on the price and supply of corn and soybean meal. Among other raw materials, there are soybeans, pork and beef, for example. The sale prices of the Company’s products are determined by constant changes in supply and demand that may fluctuate significantly, in addition to other external factors that the Company is unable to control, such as fluctuations in the levels of global domestic production of poultry, pork and beef , changes in environmental regulations, changes in the economic situation, climatic conditions, diseases in animals and crops and costs linked to exchange rates. Additionally, the prices of the main raw materials, including corn, soybean meal and soybeans (in grain), are being affected by the trade dispute between the USA and China. There is no certainty about the resolution horizon, as well as the long-term effects on global economic and political conditions. Any change in the price or availability of raw materials necessary for the production of our products caused by these or other factors may impact the Company.

The economic sector in which the Company operates is also characterized by cyclical periods, where prices and profitability fluctuate due to levels of supply and demand. There is no certainty that the Company will be able to adapt adequately to cyclical periods or volatility, as they may have adverse effects on our operations or financial results.

Natural disasters, pandemics or extreme climatic variations, including floods, droughts, excessive heat or cold, hurricanes or other storms, as well as any interruption in our plants that require the temporary relocation of functions to other facilities can impair the growth and health of live animals or interfere in our operations due to power outages, damage to our production and processing facilities or interruption of channels or information systems. The outbreak of COVID-19 (“Coronavirus”), Which originated in China in late 2019 and was declared a global pandemic by the World Health Organization on March 11, 2020, could adversely affect the Company’s business and operations, including the extent to which estimated deliveries of products may be made. substantially delayed either as a result of the further spread of the virus or as a result of preventive measures implemented by governments or companies to limit its spread. In addition, the Company’s operations include global production and distribution facilities and, in the event of a Coronavirus outbreak at its facilities or in the communities where the

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Company operates and distributes its products, their distribution, operation, employees, suppliers, consumers and distribution channels may be severely affected. The referred pandemic could also have an adverse impact on consumer demand, commodity prices, the economy and financial markets in several countries, resulting in an economic slowdown that could affect the demand for the Company’s products and cause a material adverse effect on the result of its operations. For more information on the risks and preventive measures adopted by the Company, see item 5.6 – Other relevant information and 10.9 – Other factors with relevant influence - “Analysis of the impacts of COVID-19 on the Company's activities” of this Reference Form, as well as the risk factor contained in item 4.1 of this Reference Form, entitled "Pandemics or outbreaks of human diseases, such as the new coronavirus (COVID-19), can cause changes in consumption and trade patterns, in supply chains and in production processes, as well as causing interruptions in production and product shipments, which may significantly impact the Company's operations and operating results".

Below, the Company presents more details on these factors:

World and Brazilian economic situation

The National Monetary Council set the inflation target in Brazil at 3.75% for 2020, with a possible variation of 1.5 percentage points up or down. The inflation rate, which was below the target at 2.95% e 4.31% in 2018 e 2019, respectively, increased to 4.5% in 2020. Price increases generally reduce consumers’ purchasing power, especially among the lower income classes and end up limiting consumption.

The Brazilian labor market registered an average unemployment rate of 14.1% in 2020, according to the IBGE’s National Household Sample Survey (“PNAD”), which represents a slight deterioration when compared to 11.8% in 2019. In addition, after dropping to 91.6 points in 2019, Brazilian consumer confidence dropped to 978.5 points in December 2020, according to a Consumption Survey by the Getúlio Vargas Foundation (FGV).

Brazil’s real GDP increased at an average annual rate of 9.0% from 2005 to 2020. After increasing 0.5% in 2014, Brazilian GDP decreased by 3.5% for two consecutive years, in 2015 and in 2016. Reacting to this weak economic situation, the Central Bank reduced the SELIC rate, the basic short-term interest rate. Overall, the long-term trend in interest rates continues to decline, from 9.75% on December 31, 2005 to 2.00% on December 31, 2020. In 2020, GDP retracted 4.1% compared to 2019.

The real depreciated 4.29% against the US dollar in 2020, from R$4.03 for US$ 1.00 in 2019 to R$ 5.19 for US$ 1.00 in 2020.

Tariff barriers and other barriers (classic form and from commercial defense processes)

Global demand for Brazilian poultry and pork products is significantly affected by trade barriers, including: (i) tariff barriers, or high import tariffs that protect certain domestic markets; (ii) non-tariff barriers, mainly import quotas, sanitary barriers and religious / technical barriers. In addition, some countries employ subsidies for production and exports, which tend to distort international trade and interfere with the Company’s business. The Company continuously monitors trade barriers and other import restrictions in the chicken, pork and beef markets around the world directly or from specialized consulting firms, as these restrictions significantly affect the demand for our products and the level of our exports.

The European Union (since 2007), Russia (since 2012) and Mexico (since 2013) protect their local meat industries by applying import quotas and charging (sometimes prohibitive) tariffs for volumes exported outside the EU. determined quota.

In September 2013, South Africa increased import tariffs for chicken products from all countries except the European Union (due to a free trade agreement between them that establishes zero tariffs for poultry products) . Tariffs increased to 82% for whole chicken, 12% for boneless cuts and 37% for bone cuts. In 2020, the South African government announced increases in import tariffs, applied to imports of bone cuts (from 37% to 62%) and boneless cuts (12% to 42%), which had a negative impact on the competitiveness and profitability of the Company in that country.

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In December 2016, Saudi Arabia increased import tariffs for products derived from chicken from 5% to 20%, which was followed, in 2020, by an increase in the value added tax (VAT) applicable to whole chicken and in parts, from 5% to 15%.

In August 2017, the Chinese government initiated an investigation into practices anti-dumping in Brazilian exports of whole chicken and in parts, including BRF exports. In a preliminary determination in June 2018, Chinese authorities imposed a provisional application of import tariffs on Brazilian chicken. The investigation ended in February 2019 and Brazilian exporters agreed to accept a minimum selling price to China.

In August 2018, Iraq decided to apply an extra tariff on imports, increasing the tariff on chicken products from 10% to 60%.

Non-tariff barriers

Import Quotas

In 2005, Brazil obtained a favorable result in a panel against the European Union at the WTO in relation to the reclassification (and increase in the tariff) of exports of salted chicken breast meat. In return, the European Union introduced quotas for imports of certain tariff codes, notably for salted chicken breast, marinated turkey breast and processed chicken, and in July 2007, Brazil was granted a majority of these quotas.

Russia, has used quotas to control its imports of pork, beef and poultry. As part of the negotiations to join the World Trade Organization (“ WTO ”), From 1 January 2020, Russia has abolished the quota of Pork. Currently, any company can import pork by paying a fixed import tariff of 25%.

The following quotas are applied to chicken imports: an intracota tariff of 25% and an extracota of 80%. The total volume of quotas is 364 thousand tons divided into 100 thousand tons of boneless cuts, in which 80 thousand tons are allocated to the European Union and 20 thousand tons to other countries; 250 thousand tons of bone-in meat, without geographic discrimination; and for turkeys, 14,000 tons of boneless and / or bone-in meat, without geographic discrimination. However, not all codes can be imported within quotas, e.g. grillers and whole boneless chickens (shawarma) are subject to an 80% tax according to Russia’s internal customs regulations.

For cattle, the quotas applied for imports are: 15% intra-quota tariffs and 50% extra-quota tariffs. Quotas for chilled meat - 40 thousand tons, of which 29 thousand tons are for the EU and 11 thousand for the other countries. Quotas for frozen meat - 530 thousand tons, of which 60 thousand were allocated to the European Union, 60 thousand to the USA, 3 thousand to Costa Rica and 407 thousand tons to other countries.

In December 2017, Mexico renewed its import quota for chicken meat of 300 thousand tons until 2019, and in October of that year it expired. As a result, in 2020, the Company was unable to export chicken to Mexico due to the absence of import quotas.

Additionally, the Saudi Arabian government has announced the adoption of an import licence system, which has not been implemented yet. Once it is implemented, Saudi Arabia may have the ability to strengthen its control over imported volumes and set limitations.

Sanitary barriers

Despite progress in negotiations, several important markets (in spite of progress in negotiations for trade opening) are not yet open for Brazilian meat products due to sanitary barriers. These are the cases of the European Union and Colombia for pork; and Taiwan and Panama for chicken.

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As a result of Trapaça Operation, on March 5, 2018, the Company received from the Ministry of Agriculture, Environment and Supply (“MAPA”) a notification that immediately suspended exports of plants from Rio Verde / GO, Carambei / PR and Mineiros / GO to 13 countries that had specific health requirements related to the control of Salmonella spp . MAPA temporarily suspended exports of ten other BRF plants to the European Union on March 15, 2018, but revoked that suspension on April 18, 2018. On May 14, 2018, the European Union issued a decision to remove 12 of our plants from Brazil from the list that enabled the import of animal products to European Union countries. The European Union usually has more stringent requirements related to Salmonella levels and other food safety standards compared to Brazil and the markets in which the Company operate.

Given the ban on imports of our plants, the Company are no longer able to sell our products produced in embargoed plants to the European Union and the Company have to redirect our production capacity to other markets, which can operate with different levels of prices and margins.

Between April 29 and April 30, 2020, our plant located in Rio Verde, Goiás, was temporarily suspended as determined by the Federal Inspection Service (“SIF”), due to deviations found in the local water supply system.

In 2020, China’s General Customs Administration suspended the authorization for chicken and pork exports from two BRF plants, located in Dourados (SIF 18) and Lajeado (SIF 3975), including the Lajeado Minuano (SIF 1661) plant, a partnership between BRF and Cia Minuano de Alimentos. The suspension was due to alleged concerns over COVID-19 in Brazil. The Dourados plant has had its suspensions reversed by the Chinese authorities and the plants located in Lajeado has received a videoaudit by the Chinese authorities that reversed its suspension in December.

In 2020, the Philippines imposed a temporary ban on poultry meat imports from Brazil after two cities in China found traces of COVID-19 in cargoes of imported frozen food, including chicken wings, from Brazil. The Philippines lifted the embargo on imports of Brazilian chicken products in December 2020. Since no other countries followed the Philippine government’s embargo and the Company have not been notified, whether directly or through the Brazilian government, of other countries adopting a similar position, the Company believe that it is unlikely that other similar embargos will occur.

Technical barriers

In the short term, the Company have to respond quickly to any imposition of any new restrictions, including temporary health restrictions by redirecting to other markets or changing product specifications, in order to meet new requirements to minimize the effects of our net exports . In the long run, these restrictions may affect the growth rate of our business.

In January 2018, Saudi Arabia instituted the requirement for non-stunning for the animal slaughter process. Saudi Arabia considered that the slaughter practices of Brazilian companies violated Halal principles, due to the use of an electric shock to stun birds. BRF and other Brazilian companies, for this reason, needed to migrate their production processes to slaughter non-stunning so that they could supply the Saudi market. The Company incurred, and expects to incur, in additional costs related to these requests for export to Saudi Arabia. In January 2019, the Saudi Arabian health authority published a report qualifying 25 Brazilian establishments as chicken meat exporters to that country. BRF now has eight of the twenty-five plants authorized to export chicken meat to Saudi Arabia, and one of the plants that BRF exported (Lajeado / RS / SIF 1449) is not on the new list. However, the eight qualified plants have sufficient capacity to meet the demand in that market. Although the Company continue to redirect chicken production to Saudi Arabia to enabled factories without significant disruptive changes in shipments to this market, these changes may result in reduced revenues and increased expenses.

In 2020, Saudi Arabia continued its practice of creating import barriers, such as by suspending imports from the Francisco Beltrão (SIF 2518) and Dois Vizinhos (SIF 1985) plants in February 2020 without providing technical justifications, increasing the costs of Halal certification by requiring accreditation at the SFDA Halal Center, and adopting import licenses to control the volume of imports. The import license requirements have not yet been fully implemented, and the Company do not know if the Saudi

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government will use this tool as a trade barrier. Saudi Arabia also imposed an informal import ban in 2020 against products originating from Turkey, which affected your subsidiary Banvit’s exports.

Additionally, since 2018, the government of South Africa has threatened to launch an anti-dumping investigation against Brazil related to certain protein cuts allegedly being exported at lower prices than those in the South African domestic market.

In 2020, the Indonesian government appealed a WTO decision in a case filed by the Brazilian government against chicken import restrictions imposed by Indonesia. The WTO’s appellate body’s activities are suspended waiting the appointment of judges to the appellate body. As a result, the Company unable to estimate when this case will be resolved. In 2020, the Company also observed increased efforts in Malaysia in enforcement activities concerning the Halal certificate regulations, resulting in increased difficulty in fulfilling all the requirements. Although as of the date of this annual report the Company was able to overcome these difficulties for cargo release, the Company anticipate that this trend may continue in Malaysia, with the imposition of trade barriers.

Angola also imposed certain controls over the issuance of import licenses in 2020 as a way of reducing imports. Angola is facing a foreign currency shortage, mainly U.S. dollars, which has impacted their import volumes. Additionally, also in 2020, Iraq imposed technical barriers by means of a ban on importing poultry parts. In 2019, Iraq had already banned the imports of whole poultry.

In Turkey, there is a risk related to the expiration and non-renewal of the license referent to the validity of transgenic events, which would impact Turkish imports of transgenic soybeans, thereby affecting, therefore, the cost of our production in Turkey.

Consequences of outbreaks and / or cases of animal diseases of economic and public health interest

Avian Influenza (Avian Influenza, IA)

Avian influenza has attracted the attention of the international community over the years, with outbreaks in poultry, having serious consequences, both in subsistence and in international trade in many countries. In addition, although most avian influenza viruses do not infect humans, some, such as H5N1 and H7N9 avian influenza, are well known to the public due to possibility of serious and sometimes fatal infections in people.

The demand for Company products can be significantly affected by outbreaks of diseases in animals, such as avian influenza. If a significant number of new cases of avian influenza occur in humans, even if it is not in any of its markets, the demand for its poultry products both inside and outside Brazil may be negatively affected and the extent of the effect for the Company will not be affected. can be predicted. Even isolated cases of avian influenza in humans can negatively impact their business due to public sensitivity to the disease.

Brazil has not yet had a documented case of bird flu, although there are concerns that an outbreak of bird flu may occur in the country in the future. Any outbreak of avian influenza in Brazil could lead to the necessary disposal of the Company’s poultry crops, which would result in decreased sales in the poultry sector, prevent the recovery of costs incurred in the creation or purchase of birds and would result in additional expenses for disposal of birds. In addition, any outbreak of avian influenza in Brazil would likely lead to immediate restrictions on the export of some of its products to the main export markets. Preventive measures adopted by the Brazilian authorities, if any, may not be effective in preventing the spread of avian influenza in Brazil. In addition, any future significant outbreak of avian influenza in Brazil could lead to pressure for the disposal of Pork, even though no relation between cases of influenza and pork consumption is proven. Any such disposal of swine by the Company of this nature would result in reduced sales of pork, prevent the recovery of costs incurred in the creation or purchase of swine and would result in additional expenses for the disposal of swine. Accordingly, any spread of avian influenza or increased concerns about this disease can have a substantial and adverse effect on the Company.

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Other animal diseases

Likewise, demand in the Company’s export markets may be influenced by other illnesses. For example, pork imports from most Brazilian states were banned from Russia from 2005 to 2007, due to cases of foot-and-mouth disease in the states of Mato Grosso do Sul and Paraná. The Company do not raises Pork in the states of Mato Grosso do Sul and Paraná. However, the ban affected Brazilian imports to Russia in general and, at the time, required the Company to transfer pig production to the Russian market to Rio Grande do Sul, the only Brazilian state that was not subject to the ban, until Russia lifted import restrictions from eight other Brazilian states in December 2007.

More recently, a viral disease called swine epidemic diarrhea has been diagnosed in North America and Asia. The main clinical signs are enteric symptoms, short stature and high mortality. In these regions, the disease was responsible for a significant reduction of animals in the process of termination and a consequent increase in prices due to the reduction in supply. There is still no vaccination to prevent the disease, but biosafety and management procedures can reduce its impacts.

Outbreaks of African Swine Fever have been reported since August 2018. The Chinese market changed its purchases as a result of these outbreaks. As a result, our volumes of pork cuts sold to China have increased. As a result of the outbreaks of African Swine Flu in China, MAPA suspended the importation of natural pork gut from China. This measure was preventive and has already been suspended.

Although all of our hogs are sourced in Brazil from zones free of Classical Swine Fever (“GSC”), there have been a number of recent outbreaks outside of these zones. In October 2018, an outbreak of Classical Swine Fever was confirmed in the Brazilian State of Ceará. Additionally, in 2019, a case of Classical Swine Fever was confirmed in the Brazilian States of Alagoas and Piauí. In 2020, two additional cases were reported in the state of Piauí. Brazil has two zones regarding the sanitary status of Classical Swine Fever, the free zone that is comprised of 16 Brazilian states and includes more than 95% of the Brazilian commercial pork production and a non-free zone, located in the north of Brazil. All three states with confirmed cases of Classical Swine Fever are located outside the Classical Swine Fever-free zone. The Brazilian government also took action to contain the outbreak. No formal commercial embargoes were announced as a result of this outbreak.

Effect of export market demand on the domestic market

Fluctuations in demand for poultry, pork and beef products in our export markets generally affect the prices for supply and sale of these products in the Brazilian market. Brazilian exporters generally redirect products from the international market to the domestic market, increasing the supply of these products domestically and, often, negatively affecting the sale price. Consequently, this affects our net sales in the domestic market.

For example, in 2017, Russia embargoed pork imports from Brazil, alleging the presence of ractopamine in the animals’ feed. As a result, almost 259.4 thousand tons per year had to be redirected to other markets, which ended up generating excess supply in the domestic market and contributed to the decrease in the price of pork carcass in 2018.

In August 2017, the Chinese government initiated an investigation into anti-dumping regarding Brazilian exports of whole chicken and chicken cuts, including BRF exports. In the preliminary determination released in June 2018, Chinese authorities imposed provisional import taxes on poultry products imported from Brazil. The investigation ended in February 2019 and Brazilian exporters agreed to certain minimum export prices on sales to China.

In addition, in April 2018, Saudi Arabia instituted a requirement that animals not be stunned in the slaughter process. Saudi Arabia claimed that Brazilian companies’ chicken slaughtering practices violated halal practices due to the use of electric shock to stun birds. BRF and other Brazilian companies were then forced to migrate their production processes to slaughterhouses that do not use stunning animal practices to be able to supply the Saudi market.

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In 2019, Chinese demand for imported proteins grew significantly due to African Swine Fever, a deadly virus that drastically reduced the local supply of pork and, consequently, increased the local and global protein price. In 2019, China enabled 9 chicken plants, six pig plants and twenty-two Brazilian cattle plants to improve import volume and reduce its protein deficit.

The Company monitors the actions of its national competitors, since they are also impacted by changes in the foreign market and can redirect their products to the domestic or foreign market. In addition, it monitors fluctuations in supply generated by producers in China, the USA, the European Union and other regions, as increased production in these markets may lead to greater supply in other countries.

Shipping cost

The cost of transporting the Company’s products throughout its domestic distribution network and to its customers abroad is significant, being affected by fluctuations in the price of oil. In 2019, 2018 and 2017, freight costs represented approximately 5.0%, 5.5% and 5.0% of net revenues from continuing operations. The Company sends its export products by ships and, in the great majority, through CFR ( cost and freight ) or DDP ( delivered duty paid ), which require it to pay for freight and insurance costs. In 2019, transportation companies included the adjustment factor of bunker (the fuel used by ships) in their agreements due to uncertainty about future fuels as a result of political instability in the Middle East. In 2019, shipping companies also began to prepare for the implementation of the International Maritime Organization’s (or “IMO”) low-sulfur regulations, which took effect on January 1, 2020. As a result of the new regulation, the Company’s freight levels increased approximately 11%, due to the higher cost of bunker VLSFO, which creates lower sulfur emissions compared to the IFO bunker. The new IMO regulation is expected to affect all players in the maritime sector. The new IMO regulation has affected all agents in the shipping industry. Similarly, between March and May 2020, due to uncertainties regarding the effects of the COVID-19 pandemic, oil prices dropped drastically, and sea freight was adjusted incurred by the Company as well using the abovementioned Bunker clause. Oil prices had partly recovered by year-end 2020.

Global demand for proteins is also expected to push freight levels and restrict container availability due to African Swine Fever in China, especially on sea routes with restricted capacities, such as from South America to Asia. Due to the uncertainty of the size of the growth in global demand and the need for bilateral agreements between producing countries and China, the Company is currently unable to estimate the possible effects on freight levels.

For information on the impact of commodities and the effects of changes in the exchange rate, inflation and interest rates on the Company’s revenue, see item 10.2.c below.

b.       Revenue variations due to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services:

The information for this item is provided in item 10.2.c below.

c. Impact of inflation, changes in prices of key inputs and products, exchange and interest rates on operating results and financial results of the issuer, where relevant

Commodity prices

Several of the Company’s raw materials are commodities whose prices fluctuate constantly in response to market forces of supply and demand. The Company purchases large quantities of soybean meal, soybeans (grain) and corn, used substantially in the production of all its own animal feed. For the most part, prices of commodities that the Company purchases are expressed in reais. Although input costs are denominated in reais, prices of commodities tend to follow international prices and are influenced by fluctuations in exchange rates. Purchases of corn, soy meal and soy represented approximately 32.3% of the Company’s cost of sales in 2020, compared to 28.1% in 2019. Although the Company produces most of the pig herd it uses in its pork products, the Company also bought Pork on the spot market in 2020 (4.8% of the total pig slaughter)

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In addition, the selling prices of many of their products, including all of their products for the international market, are highly sensitive to the market price of these products. commodities and fluctuate with that price. In 2020, the average corn price in Brazil was 29.95% higher than 2019. Additionally, the price of corn in December 2020 was 38,74% higher than 2018. In 2019, the average price of soybean meal in Brazil was 36.5% higher than the average price in 2019 . Comparing December 2020 with December 2019, the price of soybean meal in Brazil was 47.07% higher. The effect of the fall or increase in raw material prices on the Company’s gross margin is greater with respect to products of a nature more similar to fresh products than for products with higher added value.

The Company’s ability to pass on increases in the price of raw materials at its selling prices is limited by the prevailing prices of Goods Sold in its domestic and international markets, especially for fresh products.

Effects of exchange rate variations and inflation

The table below shows, in the periods indicated, the fluctuation of the real against the US dollar, the average daily and period-end exchange rates and Brazilian inflation measured by the National Consumer Price Index (“ INPC ”), Extended National Consumer Price Index (“ IPCA ”) And General Market Price Index (“ IGP-M ”).

	2020	2019	2018
Depreciation of the real against the U.S. dollar	(28.93%)	4.02	17.14
Period-end exchange rate (US$ 1.00)	R$5.19	R$ 4.03	R$ 3.87
Average (daily) exchange rate ($ 1.00) (1)	R$5.16	R$ 3.95	R$ 3.66
Period-end Basic interest rate SELIC( (2)	2.00%	4.50	6.50
Inflation (INPC) (3)	5.45%	4.48%	3.43
Inflation (IPCA) (4)	4.52%	4,31	3.75
Inflation (IGP-M) (5)	23.14%	7.30	7.55

Source : IBGE, Fundação Getúlio Vargas and Central Bank of Brazil.

(1)     The (daily) average exchange rate is the sum of the daily exchange rates based on the PTAX 800 Option 5 transaction, divided by the number of business days in the period.

(2)     The SELIC (Special Custody Settlement System) interest rate is the main Brazilian reference interest rate.

(3)     INPC is published by IBGE and measures inflation for families with an income between one and eight minimum monthly wages in 11 metropolitan regions of Brazil

(4)     The IPCA is published by IBGE and measures inflation for families with an income between one and 40 minimum monthly wages in 11 metropolitan regions of Brazil

(5)     The IGP-M attributes different weights to the consumer, wholesale prices and construction prices. The IGP-M is published by Fundação Getúlio Vargas, a private foundation.

The Company’s operating results and financial situation are significantly affected by changes in the exchange rate of the real against the US dollar, the euro and the pound sterling. The Company’s sales in international markets are billed mainly in US dollars and, in Europe, in euros and pounds sterling, but its operating results are recorded in reais. The appreciation of the real against these currencies reduces the amount the Company received in reais, thereby reducing the Company’s net sales related to international markets, the opposite being the case when the real depreciates in relation to other currencies.

The prices of soy meal and soy, important ingredients of the Company’s animal feed, are directly linked to the US dollar. The price of corn, another important feed ingredient, is also indexed, but at lower levels than soybean and soybean meal. In addition to soybean meal, soybeans and corn, the Company purchases from its suppliers located abroad sausage casings, mineral nutrients for feed, packaging and other raw materials, as well as equipment for use in its production units, which are paid in dollars or other foreign currencies. When the real depreciates against the dollar, the cost in reais of the Company’s raw materials and equipment tied to the United States currency increases, and such increases may have a negative and material impact on its operating results. On the other hand, the appreciation of the real has a positive effect on its costs since part of them are fixed in dollars, however this reduction does not immediately affect its operating results because of the length of its poultry and pork production cycle.

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On December 31, 2020, the Company had debt obligations in foreign currency in the total amount of R$ 15,739,134 thousand, representing, on the date, 70.3% of its total consolidated debt. Despite managing a portion of its foreign exchange risks through derivatives and future cash flows from exports in US dollars and other foreign currencies, the Company’s foreign currency debt obligations are not fully protected. A sharp depreciation of the real against the dollar or other currencies would increase the amount in reais that would be required to meet the debt service requirements of its foreign currency obligations. The Company aims to protect the cash flow from revenues and costs denominated or with an important influence of the exchange variation, based on limits established in its Financial Risk Management Policy, in order to avoid a distortion of its margins by the appreciation of the real against the US dollar. In the event of a devaluation of the real against the US dollar, the favorable effect on these margins is partially mitigated by the volume of hedge operations contracted with effect in the time horizon determined by the Financial and Financial Risk Management Policy. For further details on the Company's operational exposure to foreign exchange, see items 4.2.iv.b - “Operating Result Exposure” and 5.2.b - “Foreign Exchange Risks” above.

Historically, the Company’s operating results and financial situation have been affected by inflation rates in Brazil. The demand for its products in the domestic market is sensitive to consumer price inflation, as reflected in variations in INPC and IPCA, and the Company’s costs and expenses are mostly incurred in reais. Due to the fact that long-term contracts with suppliers and customers are not customary in the Company’s sector and prices are generally negotiated monthly or quarterly, increases in inflation have an immediate impact on its net sales and costs.

The IGP-M index is generally used to negotiate prices that the Company pays to its suppliers as a reference for inflation. In addition, the Company purchases electricity to operate its production units through long-term contracts that include periodic inflation adjustments in accordance with the IGP-M index.

In terms of personnel costs, wages are adjusted only once a year, based on collective agreements between employers ‘unions and workers’ unions. Generally, workers’ unions follow the INPC as a parameter for their negotiations.

Effects of interest rates

The Company's financial expenses are affected by movements in Brazilian and foreign interest rates. As of December 31, 2020, 29.7% of its total debt of R$ 22.4 billion was (1) denominated in reais (or in swap interest rates) and was subject to interest indexed to Brazilian floating interest rates, such as the TJLP, the interest rate used in its financing agreements with the BNDES, or the CDI, the rate of the interbank deposit certificate applied to its credit agreements. swap exchange rate and some of its other debts denominated in reais, or IPCA or (2) denominated in dollars, indexed to a floating interest rate based on LIBOR. Any increase in the CDI, TJLP or LIBOR may have an adverse effect on the Company's financial expenses and operating results.

The table below shows the average interest rates to which the Company was exposed in the following years:

	Average interest for the year ended December 31, 2020
	2020	2019	2018
	(%)	(%)	(%)
CDI	2.8	4.4	6.4
LIBOR six-month rate	0.7	1.9	2.9

10.3 - Events with significant, occurred and expected effects in the financial statements

The following information was evaluated and commented on by the Company’s Officers:

a.       introduction or disposal of operating segment

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An operating segment is a component of the Company that develops business activities to obtain revenues and incur in expenses. The operating segments reflects the way in which the Company’s management reviews the financial information for decision making. In 2020 there was no introduction or disposal of operating segments, which are presented in the explanatory note 25 to our financial statements of 2020.

b.       constitution, acquisition or disposal of equity interest

On August 20, 2019, the Company’s wholly-owned subsidiary Badi Limited executed a share purchase agreement with Al Takamul International Company for Commercial Investment Limited for the purchase of the remaining 25% of the capital stock owned by non-controlling shareholders in Al Wafi Al Takamul International Company for Food Products Limited (“Al Wafi”), a company incorporated in the Kingdom of Saudi Arabia responsible for distributing BRF products in that country. The transaction closed on April 21, 2020 for an amount equivalent to R$100,390 thousand (USD19,000 thousand), at which point Al Wafi became a wholly-owned subsidiary of Badi Limited. The amount paid is presented in the Financing Activities on the Statement of Cash Flows and the difference between the amount paid and the book value of the participation in the subsidiary was recorded in Capital Reserves, in the amount of R$50,945 thousand.

On May 07, 2020, the Company executed a share purchase agreement with Hungry Bunny Limited and others, establishing the terms and conditions for the acquisition of 100% of the capital stock of Joody Al Sharqiya Food Production Factory, a food processing company in Saudi Arabia. The transaction closed on January 18, 2021 (note 35.1 to our financial statements of 2020).

On June 24, 2020, our wholly owned subsidiary BRF Foods GmbH agreed to sell 70% of the shares of FFM Further Processing Sdn. Bhd. company incorporated in Malaysia and owner of a food processing unit in that country, to FFM Berhad, which previously held the remaining 30% of these shares. The transaction was completed on the same date and BRF Foods GmbH received a purchase price equivalent to R$ 38,546 thousand (US$ 7,350 thousand).

On December 17, 2020, the Nutrinvestment BV e a Banvit Bandirma Vitaminli Yem Sanayii AS, companies indirectly controlled by the Company executed a share purchase agreement with Aaylex System Group S.A., providing for the terms and conditions for the sale of 100% of the shares held in Banvitfoods SRL by the amount equivalent to R$129,471 thousand (EUR 20,300 thousand). The requirements for the classification of the investment as held for sale were met (note 3.9) and all assets, in the amount of R$151,189 thousand, and liabilities related to this subsidiary, in the amount of R$21,718 thousand, were reclassified to Assets Held for Sale and Liabilities Directly Associated with Assets Held for Sale, and were measured at the lower of the book value and the fair value less costs to sell. Such measurement resulted in an impairment of R$55,242 thousand, recorded in Other Operating Income (Expenses). The results and cash flow of this subsidiary remain classified under the Continuing Operations of the Company since the subsidiary does not represent a separate major line of business or geographic area of operations.

c.       unusual events or operations

On July 17, 2020, 2,200,000 (two million, two hundred thousand) Debentures were subscribed with a notional value of R$ 1,000.00 (one thousand Brazilian Reais), in a total amount of R$2,200,000 thousand, in two series as shown in the table below. The Debentures are simple, not convertible into shares, unsecured and for private placement. The Debentures were privately placed with VERT Companhia Securitizadora, to back its forty-sixth issuance of Agribusiness Receivables Certificates, in two series, which were object of public distribution with restricted placement efforts. The issuance costs of R$75,275 thousand are recognized on the statement of income over the term of the debt according to the effective interest rate method.

BRF S.A. made international offerings of senior notes on September 21, 2020 in the amount equivalent to R$2,722,000 thousand (USD500,000 thousand), at 98.247% of the principal amount, and on October 26, 2020 in the amount equivalent to R$1,689,840 (USD300,000), at 98.242% of the principal amount,

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under the same indenture. The notes will happen on September 21, 2050 and the interests are paid semi-annually at the rate of 5.750% p.a. The Company incurred in issuance expenses of R$41,645 thousand related to commissions and other costs, which, together with the R$86,869 thousand of the issuance discount, are recognized on the statement of income over the term of the notes according to the effective interest rate method. The Company used and will keep using the proceeds for general corporate purposes, which include the payment of the other loans.

The Company executed two tender offers between July 17 and July 24, 2020 and between September 21 and October 9, 2020 for the following senior notes: (i) (a) 5.875% Senior Notes due 2022, (b) 2.750% Senior Notes due 2022, (c) 3.950% Senior Notes due 2023 and (d) 4.750% Senior Notes due 2024 all issued by BRF; and (ii) 4.350% Senior Notes due 2026, issued by BRF GmbH and guaranteed by BRF. The Company paid the amount equivalent to R$3,160,274 for the repurchase of these liabilities, which includes notional, interest, premium and taxes. The Company incurred in financial expenses with the repurchases in the amount of R$112,206 with the premium paid, R$19,675 thousand with taxes and R$16,900 thousand with the write-off of the costs of issuance.

10.4 - Significant changes in accounting practices - Provisions and emphasis on the auditor’s opinion

a.       Significant changes in accounting practices

In the financial year ended on December 31, 2020 there were no significant changes in accounting practices issued by the Brazilian Securities and Exchange Commission (“ CVM ”) And in the pronouncements and interpretations of the Accounting Pronouncements Committee (“ CPC ”), Which are in line with international accounting standards (“ IFRS ”) Issued by International Accounting Standards Board (“ IASB ”).

The CPC 15 / IFRS 3 has changed the definition of a business, applicable from January 01, 2020. This change did not generate impacts in accounting practices nor the financial statements of Company. The CPC 06(R2) / IFRS 16 has been modified for the inclusion of an optional practical expedient related to benefits granted on lease agreements due to the COVID-19 pandemic, effective for periods beginning on or after June 1, 2020. The Company was not granted benefits in leases related to the pandemic and, therefore, has not adopted this expedient.

In the financial years ended on December 31, 2019 and 2018there was the adoption of ICPC22 / IFRIC 23 - Uncertainty regarding the treatment of taxes on profit and CPC 06 (R2) / IFRS 16 - Leases on 01.01.2019 and the adoption of CPC 48 / IFRS 09 - Financial Instruments and CPC 47 / IFRS 15 - Revenue from Contract with Client on 01.01.2018. For these adopted standards, there was no restatement of comparative balances, so that the exercises presented in these Financial Statements have different practices.

b.       Significant effects of amendments in accounting practices

The Company’s Officers understand that in the financial statements for the financial year ended December 31, 2020, there were no significant effects of amendments in accounting practices.

The effects to the years of 2019 and 2018 are presented in the financial statements of 2019 (note 3).

c.        Reservations and points raised in the auditor´s report

In the last three financial years, there were no reservations in the reports of the Company’s independent auditors. In the financial years ended December 31, 2020, December 31, 2019 and December 31, 2018, the following emphasis werep resented in on our Financial Statements:

December 31, 2020

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“The Company draw attention to note 1.2 to the financial statements, which describe the investigations involving the Company, as well as its current and potential developments. At the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts for the Company as a result of them and their potential consequences and, consequently, to record potential losses which could have a material adverse effect on the Company’s financial position. , its results and cash flows in the future. Our opinion is not limited to this matter”.

December 31, 2019

“The Company draw attention to explanatory notes 1.2 and 1.3 to the financial statements, which describe the investigations involving the Company, as well as their current and potential developments. In the current stage of the investigations, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our opinion is not modified in respect to this matter”.

December 31, 2018

“The Company draw attention to explanatory notes 1.2 and 1.3 to the financial statements, which describe the investigations involving the Company in the context of the Brazilian Federal Police operations named “Carne Fraca” and “Trapaça”, as well as their current and potential developments, such as the Responsibility Administrative Process (“PAR - Processo Administrativo de Responsabilização”) issued by the Brazilian Office of the Comptroller General (“CGU - Controladoria Geral da União”) in light of Law 12,846/2013 (“Anti-corruption Law”) and the class action in the United States of America. In the current stage of the investigations and actions, it is not possible to determine the potential financial and non-financial impacts on the Company resulting from them and of their potential developments and, consequently, to record additional potential losses which could have a material adverse effect on the Company´s financial position, results of operations and cash flows in the future. Our opinion is unmodified in respect of this matter”.

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10.5 - Critical accounting policies

The preparation of the Company’s consolidated financial statements requires the use of critical accounting judgments, estimates and assumptions. Management evaluates these estimates and judgments periodically, based on historical experiences and on numerous other factors considered reasonable under such circumstances. However, uncertainties related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the book value of certain assets and liabilities in future years.

All the relevant accounting practices adopted by the Company are disclosed in the explanatory note 3 to the financial statements of 2020.

In the opinion of the Company’s Management, the critical accounting policies adopted, summarized below, adequately reflect the conditions of its business.

a)	Financial instruments:

Financial instruments are contracts that give rise to a financial asset for one entity and a financial liability or equity instrument for another. Their presentation in the statement of financial position and explanatory notes takes place according to the characteristics of each contract.

Financial Assets

Financial assets are recognized when the entity becomes party to the contractual provisions of the instrument and classified based on the characteristics of its cash flows and on the management model for the asset. The table below shows financial assets are classified and measured:

Category	Initial Measurement	Subsequent measurement
Amortized cost

Accounts receivable from customers and other receivables: billed amount adjusted to present value and, when applicable, minus expected credit losses

For other assets: Fair value less costs directly attributable to its issue

Interest, changes in amortized cost and expected credit losses recognized in income.
Fair Value through Profit and Loss (“FVTPL”)	Fair value.	Changes in fair value recognized in profit or loss.
Fair Value through Other Comprehensive Income (“FVTOCI”).	Fair value less costs directly attributable to its issue.

Changes in fair value recognized in other comprehensive income. Upon settlement or transfer, accumulated gains or losses are directly reclassified to the caption Retained earnings or accumulated losses.

For debt instruments, expected credit losses are recognized directly in income.

The Company evaluates expected credit losses in each reporting period for instruments measured at amortized cost and for debt instruments measured at Fair Value through Other Comprehensive Income. Losses and reversals of losses are recorded in the income statement.

The interests of financial assets are recorded on Financial Income (Expenses), net.

A financial asset is only derecognized when contractual rights expire or are effectively transferred.

Cash and cash equivalents: comprises the balances of cash, banks and securities of immediate liquidity whose maturities, at the time of acquisition, are equal to or less than 90 days, readily convertible into

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a known amount of cash and which are subject to an insignificant risk of change in value. Securities classified in this group, by their very nature, are measured at fair value through profit or loss.

Expected credit losses in Accounts receivable from customers and other receivables: the Company regularly assesses the historical losses on the customer portfolios it has in each region, taking in consideration the dynamics of the markets in which it operates and instruments it has for reducing credit risks, such as: letters of credit, insurance and collateral, as well as identifying specific customers whose risks are significantly different than the portfolio, which are treated according to individual expectations.

Based on these assessments, estimated loss factors are generated by portfolio and aging class, which, applied to the amounts of accounts receivable, generate the expected credit losses. Additionally, the Company evaluates macroeconomic factors that may influence these losses and, if necessary, adjusts the calculation model.

Securities receivable with legal proceedings in place are reclassified to noncurrent as well as the related estimated credit losses. The securities are written off against the estimated loss when the Management considers that they are no longer recoverable after taking all appropriate actions to collect them.

Financial liabilities

Financial liabilities are recognized when the entity becomes party to the contractual provisions of the instrument. The initial measurement is at fair value and subsequently at amortized cost using the effective interest rate method. The interests of financial liabilities are recorded on Financial Income (Expenses), net.

A financial liability is only derecognized when the contractual obligation expires, is settled or canceled.

Adjustment to present value

The Company measures the adjustment to present value on short and long-term balances of accounts receivable, suppliers and other obligations, being recognized as a deduction in the asset accounts against the financial result. The Company adopts the weighted average cost of capital to determine the adjustment to present value of the mentioned assets and liabilities, which corresponds to 9.8% per year on December 31, 2020 (11.3% p.a. on December 31, 2019).

Hedge accounting

Cash flow hedge: the effective portion of the gain or loss on the hedge instrument is recognized under Other Comprehensive Income and the ineffective portion in the Financial result. Accumulated gains and losses are reclassified to the Income statement or statement of financial position when the hedge object is recognized, adjusting the item in which the hedge object was accounted for.

When the instrument is designated in a cash flow hedge relationship, changes in the fair value of the future element of the forward contracts and the time value of the options are recognized under Other Comprehensive Income. When the instrument is settled, these hedge costs are reclassified to the income statement together with the intrinsic value of the instruments.

Fair value hedge: the effective portion of the hedge instrument’s gain or loss is recognized in the Income Statement or statement of financial position, adjusting the item under which the hedge object is or will be recognized. The hedge object, when designated in this relationship, is also measured at fair value.

Net investment hedge: the effective result of the exchange variation of the instrument is recorded under Other Comprehensive Income, in the same item in which the accumulated translation adjustments of the investments (hedge objects) are recognized. Only when the hedged investments are sold, the accumulated amount is reclassified to the income statement, adjusting the gain or loss on the sale.

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Reference interest rate reform

The Company does not have relationship designated for hedge accounting that involve operations indexed to the reference interest rates object from reform. Additionally, existing liabilities indexed to the reference interest rates have contractual arrangements foreseeing the replacement for similar rates. Thus, no relevant impact is expected for the Company if such interest rates cease to exist or are replaced.

b)	Revenue from contracts with customers

Sales revenues are recognized and measured observing the following steps: (i) identification of the contracts with customers, formalized through sales orders; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to the performance obligations in the contract; and (v) revenue recognition as it satisfies the performance obligations.

Revenues are recognized by the amount that reflects the Company’s expectation to receive for the sale of products, net of applicable taxes, returns, rebates and discounts.

The sales process begins with sales orders. The discounts and rebates may be negotiated on a spot basis or may have its conditions formally defined in the agreements, generally signed with large retail and wholesale chains. In all cases, the performance condition is satisfied when the control of the goods is transferred to the client.

The Company has sales with immediate and deferred payments, for which the adjustment to present value is recognized for the financial component (note 3.19.3 to the financial statements of 2020).

c)	Inventories

Inventories are measured at the lower of the average cost of acquisition or production of finished products and the net realizable value. The cost of finished products includes purchased raw materials, labor, production costs, transportation and storage, which are related to all the processes necessary for bringing the products to sales conditions. Write-down to net realizable value due to obsolescence, impaired items, slow-moving and realizable value through sale are evaluated and recorded in each reporting period, as appropriate. Normal production losses are included in the production cost for the respective month, while abnormal losses, if any, are expensed in Cost of sales without movement through inventories.

d)	Income taxes

In Brazil, the income tax (“IRPJ“) and social contribution on profit (“CSLL“), are calculated monthly based on taxable profit, after offsetting tax losses and negative social contribution base, limited to 30% of the taxable income, applying the rate of 15% plus an additional 10% for the IRPJ and 9% for the CSLL.

The results obtained from foreign subsidiaries are subject to taxation by the countries where they are based, according to applicable rates and legislation. In Brazil, these results suffer the effects of taxation on universal basis established by the Law No. 12,973 / 14. The Company analyzes the results of each subsidiary for the application of its Income Tax legislation, in order to respect the treaties signed by Brazil and avoid double taxation.

Deferred taxes represent credits and debits on unused tax losses carried forward and negative CSLL base, as well as temporary differences between the tax and accounting bases. Deferred income tax assets and liabilities are classified as non-current. When the Company’s internal studies indicate that the future use of these credits over a 10-year horizon is not probable, the asset is derecognized (note 10.3 to the financial statements of 2020).

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Deferred tax assets and liabilities are presented net if there is enforceable legal right to be offset, and if they are under the responsibility of the same tax authority and under the same taxable entity.

Deferred tax assets and liabilities must be measured at the rates applicable in the period in which the asset is realized or the liability is settled, based on the rates (and tax legislation) that are in force on the financial position date.

In compliance with the interpretation ICPC 22 / IFRIC 23, the Company analyzed relevant tax decisions of higher courts and whether they conflict in any way with the positions adopted by the Company. Regarding the known uncertain tax positions, the Company reviewed the corresponding legal opinions and jurisprudence and did not identify impacts to be recorded, since it concluded that the tax authorities are not likely to reject the positions adopted.

The Company periodically evaluates the positions assumed in which there are uncertainties about the adopted tax treatment and will set up a provision when applicable.

e)	Property, plant and equipment

Property, plant and equipment are measured by the cost of acquisition, formation, construction or dismantling, less accumulated depreciation. Loans and borrowings costs are recorded as part of the costs of property, plant and equipment in progress, considering the weighted average rate of loans and borrowings effective on the capitalization date.

Depreciation is recognized based on the estimated economic useful life of each asset using the straight-line method. The estimated useful life, residual values and depreciation methods are reviewed annually and the effects of any changes in estimates are accounted for prospectively. Land is not depreciated.

The Company annually performs an impairment analysis for its cash-generating units, which include the balances of property, plant and equipment (note 13 to the financial statements of 2020).

Gains and losses on disposal of property, plant and equipment are determined by comparing the sale value with the residual book value and are recognized in the statement of income on the date of sale under Other operating income (expense).

f)	Leasing

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company assesses whether:

•	the contract involves the use of an identified asset, which may be explicit or implicit, and may be physically distinct or represent substantially the entire capacity of a physically distinct asset. If the supplier has a substantial right to replace the asset, then the asset is not identified;

•	the Company has the right to obtain substantially all the economic benefits from using the asset throughout the period of use; and

•	the Company has the right to direct the use of the asset throughout the period of use, which occurs in either of the following situations:

o	the Company has the right to direct how and for what purpose the asset is used, or

o	the conditions are predetermined so as the Company has the right to operate the asset or has designed the asset in a way that predetermined how and for what purpose it will be used.

At the beginning of the contract, the Company recognizes a right-of-use asset and a lease liability, which represents the obligation to make payments related to the underlying asset of the lease.

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The right-of-use asset is initially measured at cost and comprises: the initial measurement of the lease liability adjusted for any payment made at or before the commencement date, less any incentive received; any initial direct costs incurred; and an estimate of costs in dismantling and removing the asset, restoring the site on which it is located or restoring the asset to the condition required by the terms of the lease. Renewal or early termination options are analyzed individually considering the type of asset involved as well as its relevance in the Company’s production process.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date until the end of the useful life of the right-of-use asset or until the end of the period of the lease. The estimated useful life of the right-of-use asset is determined on the same methodology used for the assets owned by the Company (note 3.11). Additionally, the right-of-use asset is adjusted by the subsequent measurement of the lease liability and when applicable, an impairment is recognized.

The lease liability is initially measured at the present value of the future lease payments using the incremental borrowing rate, and subsequently, measured at amortized cost using the effective interest method.

The liability is remeasured when there is a change in (i) future payments resulting from a change in index or rate, (ii) the amount expected to be payable under a residual value guarantee, or (iii) the assessment of whether the Company will exercise the purchase, renewal or termination option.

When the lease liability is remeasured, the corresponding adjustment is recorded in the book value of the right-of-use asset, or in the statement of income if the book value of the right-of-use asset has been reduced to zero.

The Company does not apply lease accounting model to: leases with a term of 12 months or less and that do not contain a purchase option; and leases for which the underlying asset is of low value. For these exemptions, the lease payments are recognized as an expense on a straight-line basis over the lease term.

Additionally, contracts with indefinite term and no fixed payments are expensed as incurred.

The IFRS 16 has been modified for the inclusion of an optional practical expedient related to benefits granted on lease agreements due to the COVID-19 pandemic, effective for periods beginning on or after June 1, 2020. The Company was not granted benefits in leases related to the pandemic and, therefore, has not adopted this expedient.

g)	Intangible assets

Acquired intangible assets are measured at cost at initial recognition, while those arising from a business combination are recognized at fair value on the acquisition date. After initial recognition, are presented at cost less accumulated amortization and impairment losses, when applicable. Internally generated intangible assets, excluding development costs, are not capitalized and the expense is recognized in the income statement when incurred.

Intangible assets with definite useful lives are amortized on a straight-line basis over their economic useful lives. The amortization period and method for an intangible asset with definite life are reviewed at least at the end of each year, and any changes observed are applied prospectively. The amortization of intangible assets with finite lives is recognized in the income statement in the expense category related to their use.

Intangible assets with indefinite useful lives are not amortized, but are tested annually for impairment, being allocated to the cash-generating units (note 14 to the financial statements of 2020). The Company records in this subgroup mainly goodwill and brands, which are expected to contribute indefinitely to its cash flows.

h)	Business combination
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Business combinations are recorded according to the acquisition method, which determines that the cost of an acquisition is measured by the sum of the consideration transferred, assessed based on the fair value on the acquisition date, and the value of any non-controlling interest in the acquired company. The Company measures the non-controlling interest based on its participation in the net assets identified in the acquired company. Costs directly attributable to the acquisition are recorded as expense when incurred.

Business combinations with related parties are recognized using the acquisition method when the agreements have a substance and at cost when no substance is observed in the transaction.

In the acquisition of a business, Management assesses the acquired assets and liabilities assumed in order to classify and allocate them in accordance with the contractual terms, economic circumstances and relevant conditions on the acquisition date.

Initially, goodwill is measured as the excess of the consideration transferred over the fair value of the net assets acquired (identifiable assets and liabilities assumed, net).

After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of testing the recoverable amount, goodwill is allocated to each of the cash-generating units that will benefit from the acquisition.

The CPC 15 / IFRS 3 has changed the definition of a business, applicable from January 01, 2020. This change did not generate impacts in accounting practices nor the financial statements of Company.

i)	Provision for tax, civil and labor risks and contingent liabilities

The provisions are recognized when the Company has a present obligation, formalized or not, as a result of a past event, the outflow of resources to settle the obligation is likely to occur and a reliable estimate can be made.

The Company is involved in several legal and administrative procedures, mainly in Brazil. Assessments of the likelihood of loss in these lawsuits include an analysis of the available evidences, the hierarchy of laws, the available jurisprudence, the most recent court decisions and their relevance in the legal system, as well as the assessment of outside lawyers. Provisions are reviewed and adjusted to reflect changes in circumstances, such as the applicable limitation period, conclusions of tax inspections or additional exposures identified based on new matters or court decisions.

In cases where there are a large number of lawsuits and the amounts are not individually relevant, the Company use historical studies to determine the probability and amounts of losses.

Contingent liabilities from business combinations are recognized if they arise from a present obligation that arose from past events and if their fair value can be measured reliably. The initial measurement is done by the fair value and subsequent measurements by the higher value between: the fair value on its acquisition date; and the amount by which the provision would be recognized.

10.6 - Items not acknowledged in finance demonstrations

a.       The assets and liabilities held by the Company, directly or indirectly, which do not appear on its balance sheet, i.e. the off-balance sheet items, such as:

In the normal course of its business, the Company enters into contracts with third parties for the acquisition of raw materials, mainly corn and soybean meal, in which the agreed prices can be fixed or to be fixed. The Company also enters into other commitments, such as the supply of electricity, packaging, construction of real estate, among others, to supply its manufacturing activities. The firm purchase commitments are shown below:

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Consolidated (R$ thousands)
12.31.20
Total current	5,293,415
Total non-current	1,504,551
2022	401,777
2023	271,022
2024	244,654
2025	175,982
2026 onward	411,116
6,797,966

b. Other items not presented in the financial statements

The Company has no relevant items not evidenced in the financial statements that have or are likely to have effects on its financial condition, income and expenses, results of operations, liquidity, capital expenditures that are material for investors.

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10.7 - Items not acknowledged in finance demonstrations

a. how such items change or may change revenues, expenses, operating results, financial expenses or other items in the financial statements of the issuer

The commitments presented in item 10.6.a are part of the business of the Company and when the recognition criteria is met, they will be recognized as assets, liabilities and expenses, according to the Accounting practices of the Company, compatible to the international accounting standards.

B. Nature and purpose of the operation

Such operations arise from the normal course of business and are comprised of agreements with third parties for the purchase of raw material, mainly corn and soymeal for which agreed prices in these agreements can be fixed or variable, besides other commitments such as electricity supply, packaging supplies, construction of buildings and others for the supply of its manufacturing activities.

c. nature and amount of obligations assumed and rights generated in favor of the issuer as a result of the operation

The Company’s management does not expect material effects on the operations described in item 10.6 of this Reference Form and not evidenced in the financial statements that may change the revenues, expenses, operating results, financial expenses or other items of the Company’s accounting information.

For a description of the nature of each transaction, as well as the amount of obligations assumed and the rights generated in favor of the Company as a result of transactions not shown in our financial statements, see item 10.6 of this Reference Form.

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10.8 - Business Plan

A. Investments

i. Quantitative and qualitative description of investments in progress of planned investments. The table below establishes the Company’s capital expenditures in the last three financial years.

Investments	2020	2019	2018
In R$ Millions
Fixed Assets	782,9	412,2	533,6
Biological Assets	1.006,2	809,1	877,2
Acquisitions and other investments	576,4	143,8	200,7
Intangible Assets	96,2	64,3	20,6
Total	2.461,7	1.429,3	1.631,7

Expected Investments:

2021

For 2021, investments are planned on a larger scale for growth, including increased volume of line items and investments in innovation, aiming at gaining market share and generating revenue, aligned with the Company's Strategic Planning. In addition, the Company intends to intensify investments that address items related to the development of the digital journey related to processes and optimization of its activities, an item that is also contemplated in the medium and long-term planning vision. In addition, investments related to the theme ESG, operational efficiency, compliance and internal controls will also have relevance in the investment pipeline of the organization indicated for this exercise.

As described in item 11.1 of this Reference Form, the Company estimates investments of approximately R$ 55 billion over the next ten years, with the establishment of a prudential limit on net financial leverage (ratio between net debt and Adjusted EBITDA of the 12 previous months) up to 3 times. For more information on Projections, see item 11 of this Reference Form.

2020

Investments made in 2020 totaled R$ 2,461.7 thousand. In such exercise, the Company resumed investments related to growth and innovation, with investments in the Seropédica (RJ), Mineiros (GO), Tatuí (SP) and Uberlândia (MG) plant as highlights. In addition, resources were allocated for projects related to process digitization, aiming at a higher level of internal controls and operational efficiency, having as examples projects related to S & OP processes, Quality, Operations, Human Resources, among others.

2019

Investments made in 2019 totaled R$ 1,429 million, disregarding the accounting impact related to the adoption of IFRS 16, which represents a 12% reduction in relation to the previous year, of which R$ 411 million was allocated for growth, efficiency and support; R$ 809 million for biological assets and R$ 208 million for leasing and others. Considering the accounting impact related to the adoption of IFRS 16, the total amount of CAPEX is R$ 1,877 million. As a highlight, the Company had the projects: (i) execution of projects to meet the demand of industrialized products in the Internal Market at the Seropédica Factory (RJ), (ii) implement the concepts of Industry 4.0 in slaughterhouses for chicken, (iii) systems for optimization of production and sales planning processes, and (iv) process Improvements and Human Resources management.

The main capital expenditures in 2020 are described below:

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Demand. Despite the challenging scenario resulting, among other factors, from the COVID-19 pandemic in 2020, the Company continued expansion projects with increased pig slaughter capacity for the foreign and Brazilian markets, adding value in the product mix, mainly in chicken proteins, as well as invested in cold and embedded categories for the domestic market and innovation items.

Efficiency. In 2020, in addition to finalizing the projects resulting from previous periods, investments were also started in projects for improvement in the integrated planning system, optimization in the process for the use of raw materials, automations in industrial units and process digitization.

Quality, people and sustainability. In 2020, the Company focused on projects for improvement and control of production processes in refrigerators, feed and farm factories, modernization of laboratories and product quality, as well as compliance and corporate governance items.

ii. Investment financing sources

The Company has funds from operating cash generation, as well as credit lines with financial and development institutions, including loans to encourage rural activities and issue debt securities in the local and international capital markets (see item 10.1 .f for details on relevant loan and financing contracts).

iii. relevant divestitures in progress and planned divestitures

In 2020, the Company made disinvestments totaling R$ 126,540 related to the sale of non-strategic assets related to the annual disinvestment plan.

b. if already disclosed, indicate the acquisition of plants, equipment, patents or other assets that may materially affect the issuer's production capacity

In May 2020, the subsidiary of Companhia Badi Limited signed with Hungry Bunny Limited and others, the Share Purchase Agreement, establishing the terms and conditions for the acquisition of 100% of the share capital of Joody Al Sharqiya Food Production Factory, a food processing company. The transaction considered an enterprise value of SAR 29.7 million (twenty nine million seven hundred thousand Saudi riyals)

c.       new products and services

i. Description of ongoing research already released

In 2020, 282 new products were launched for consumers, of which 139 were launched in the Brazilian market and 143 in the international market. Among the launches on the international market, 48 were in the Asia region, 36 in the Halal market and 59 in other operations with direct exports.

The Company’s Research, Development and Innovation (“R & D & I”) activities comprise agricultural research and innovation and the research and development of products and processes. The Product Research and Development team is located in Jundiaí, in the State of São Paulo, where BRF is located Innovation Center (“BIC”). From BIC, all products destined for the National Market are developed and exported from Brazil’s production platform. Research and Development activities also involve the development and optimization of primary and secondary packaging, as well as the application of graphic arts and technical information on products.

The agricultural RD&I area currently has researchers dedicated to the activities of innovation and production support, of which some are doctors, others masters and many have specialization in the area of animal production. In addition to corporate researchers, the Company has a wide range of veterinarians, agronomists and zootechnicians working directly in the production system.

The Company develops an excellent trainee and internship program, as well as encouraging its employees to take postgraduate courses. In 2019, the Company started a new program called “Doutores do Agro”, under which five PhD vacancies were created in order to develop specific projects

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in different areas: nutrition, animal breeding, animal health, swine production and animal husbandry management birds. As a result, one of these doctors have already been incorporated into the Company's staff.

The Company has one of the largest experimental research facilities for poultry and Pork in the world, with an experimental feed factory and 19 experimental warehouses, which are distributed in four experimental farms, located in the State of Santa Catarina, with a total of 1,380 stalls experimental tests to assess the impact characteristics in the production chain. In addition, the Company has six bromatological laboratories and five animal laboratories that support research and operation activities. In addition, the Company has seven bromatological laboratories, seven laboratories with near infrared spectroscopy (NIRS - Near Infrared Spectroscopy) for receiving grains and five animal health laboratories that support the research and operation activities. For the year 2021, the Company are expanding our capacity with a new animal health laboratory in Toledo/PR.

In 2019, in line with the pig consumption development strategy in Brazil, the Company launched a robust protein portfolio with cuts for the daily Sadia, seasoned cuts for barbecue Perdigão Na Brasa and commemorative seasoned cuts for Christmas Sadia.

Reflecting its leadership position as the most innovative brand, in 2020 several products were launched under the Sadia brand that bring more convenience to the daily life of the consumer, such as: Mac’n Cheese line, a young and pioneering concept in Brazil of frozen ready dish that it is ready in 5 minutes in the microwave; new line of products ‘’Sadia Na Receita’’, portfolio of pre-prepared chicken as shredded, cubed and strips, to assist in the preparation of recipes and the Sadia Marinados line, with chicken cuts lightly seasoned with ingredients such as salt, onion and garlic. The Company also launched Sadia Veg & Tal, our line focused on vegan and vegetarian consumers, which offers a portfolio of products such as vegetable burgers, frozen vegetables and frozen pies. In addition, the Sadia Speciale sub-brand was launched, with a higher added value portfolio, such as parma ham, and the new raw ham and pepper-edged salami. Under the Ouro Perdigão brand, the mini sausage line was launched, in continuity with the portfolio expansion process in the appetizer and snack category. The Perdigão frozen pizza portfolio was also launched, which will ensure the brand’s increased visibility in the main market of the category. With the Qualy brand, the Qualy Vita line was launched, made with vegetable oils and a source of Omega 6, an essential nutrient for heart care. Finally, the Company also expanded the Qualy brand portfolio with butter, cream cheese and frozen Brazilian cheese breads.

ii. Total amounts spent by the issuer on research for the development of new products or services

The Company invested R$65.168 thousand, R$ 67.846 thousand and R$ 53.476 thousand and in 2020, 2019 and 2018, respectively, in R & D & I activities. In the years from 2015 to 2018, the Company also considered as R & D & I expenses the amounts of fixed expenses recorded in the cost centers of the managements linked to these activities, as well as the amounts spent as consumable material in experimental research tests and field research. of agricultural R & D & I projects, which is why there is an increase in value in such exercises.

The Company believes that investing in R & D & I is a key factor in maintaining its competitive advantages, whether to optimize its production chain, improving sustainability, as well as launching innovative products, meeting the expectations and needs of consumers, customers and markets.

iii. Projects under development already disclosed

The Company has its own pig breeding program, which is competitive with the programs of international genetic companies. This program currently serves, by option, 70% of the Company’s production. The program has six core farms in the State of Santa Catarina, with a staff of 135 employees, a farm in the State of Goiás, with a staff of 40 employees, in addition to a farm backup in Minas Gerais. Today the Company has a tissue bank with more than 580 thousand samples of genetic material and a series of works have been carried out to incorporate genomic evaluation into the selection process in 2020. To make this technological leap feasible, the Company established partnerships with six centers of the

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Brazilian Agricultural Research Corporation - EMBRAPA, research centers, universities and research and development agencies (BNDES, Finep, CNPq and FAPESP) and formed a team with seven geneticists.

In recent years, research partnerships have been established in projects financed by EMBRAPA, FINEP, CNPq, BNDES, and, since 2009, the Company has benefited from the tax recovery by Lei do Bem, in the years when it calculates taxable profit. This law introduces a tax incentive related to Research, Development and Technological Innovation. The law defines “technological innovation” as the creation of a new product or production process, as new features or characteristics that bring about improvements and effective gains in quality or productivity, resulting in stronger market competitiveness. The main feature of the mechanism of this tax incentive is the exclusion of expenses to determine the amount of income tax and social contribution that is charged to net income.

The Company’s integrated agricultural innovation process starts from interfaces with companies and research centers, characterized by the sharing of the use of physical structures and technical staff, to solve the main demands for the development of joint work, but mainly resulting in the feedback of new proposals of innovation from the technological development network itself.

BIC’s R & D & I team works together with the Quality Assurance area in adopting international quality assurance practices, food safety and food fraud, in addition to the development of monitoring systems for monitoring industrial products and processes.

In March 2021, the Company signed a Memorandum of Understanding (“MOU”) with Aleph Farms, Ltd, an Israeli startup that develops proteins in the laboratory, from animal cells. The agreement aims at: (i) the development and production of meat grown using the patented production of Aleph Farms (BioFarm ™); and (ii) the distribution of proteins grown by Aleph Farms, exclusively in Brazil.

In line with its “Vision 2030” plan, in which one of the growth avenues mentioned is “meat substitutes”, this partnership will strengthen the generation and diversification of businesses to meet the growing consumer demands for a greater variety of alternative proteins . In addition to the commercial potential in the Brazilian market, this partnership will also reinforce the sustainability, innovation and food security commitments adopted by the two companies.

iv. total amounts spent by issuer on development of new products or services

The Company invested R$ 65,168 thousand, R$ 67,846 thousand and R$ 53,476 thousand in Research, Development and Innovation activities in 2020, 2019 and 2018, respectively.

In 2019, in line with the pig consumption development strategy in Brazil, the Company launched a robust protein portfolio with cuts for the daily Sadia, seasoned cuts for barbecue Perdigão Na Brasa and commemorative seasoned cuts for Christmas Sadia.

Reflecting its leadership position as the most innovative brand, in 2020 several products were launched under the Sadia brand that bring more convenience to the daily life of the consumer, such as: Mac’n Cheese line, a young and pioneering concept in Brazil of frozen ready dish that it is ready in 5 minutes in the microwave; new line of products Sadia Na Receita, portfolio of pre-prepared chicken as shredded, cubed and strips, to assist in the preparation of recipes and the Sadia Marinados line, with chicken cuts lightly seasoned with ingredients such as salt, onion and garlic. The Company also launched Sadia Veg & Tal, our line focused on vegan and vegetarian consumers, which offers a portfolio of products such as vegetable burgers, frozen vegetables and frozen pies. In addition, the Sadia Speciale sub-brand was launched, with a higher added value portfolio, such as parma ham and the novelties raw ham and pepper-edged salami. Under the Ouro Perdigão brand, the mini sausage line was launched, in continuity with the portfolio expansion process in the appetizer and snack category. The Perdigão frozen pizza portfolio was also launched, which will ensure the brand’s increased visibility in the main market of the category. With the Qualy brand, the Qualy Vita line was launched, made with vegetable oils and a source of Omega 6, an essential nutrient for heart care. Finally, the Company also expanded the Qualy brand portfolio with frozen butter, cream cheese and frozen Brazilian cheese breads.

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10.9 - Other factors with relevant influence

The Company was the target of two external investigations called “Operation Carne Fraca” in 2017 and “Trapaça Operation” in 2018, as detailed below. The BRF Audit and Integrity Committee conducted independent investigations in conjunction with the Independent Investigation Committee, made up of external members and external legal advisors, in Brazil and abroad, with respect to allegations involving BRF employees and former employees. On February 25, 2021, the Executions Division of the Securities and Exchange Commission (“SEC”) issued a letter to the Company, declaring, among other matters, that it concluded an investigation against BRF and that, based on the information it had until that date , does not intend to recommend any enforcement action by the SEC against the Company with respect to Carne Fraca Operation and Trapaça Operation.

The main impacts observed as result of the referred investigations were recorded in other operating expenses in the amount of R$28,004 for the year ended on December 31, 2020 (R$79,207 for the year ended on December 31, 2019) mostly related to expenditures with lawyers, legal advisors and consultants.

Detailed information about such investigations and its potential impacts to the financial statements are presented in the explanatory note 1.2 to the financial statements of 2020.

Analysis of the impacts of COVID-19 on the Company's activities

As described in the risk factor contained in item 4.1 of this Reference Form, entitled "entitled "Pandemics or outbreaks of human diseases, such as the new coronavirus (COVID-19), can cause changes in consumption and trade patterns, in supply chains and in production processes, as well as causing interruptions in production and product shipments, which may significantly impact the Company's operations and operating results", the Company's business, operations and financial conditions can be materially and adversely affected by the spread of epidemics, pandemics or other public health crises, including the new coronavirus (COVID-19).

On January 31, 2020 the World Health Organization (OMS) announced that the COVID-19 is a global health emergency and on March 11, 2020 declared it a global pandemic. The outbreak has triggered significant decisions from governments and private sector entities, which, in turn, negatively impacted consumption patterns, supply chains and production processes on a global scale, including those related to the Company's business, specifically in relation to product shipments.

In addition, as a result of the social distance measures imposed by the competent authorities, customers from regions where the Company operates are being impacted, mainly by restrictions on meetings or face-to-face contacts, which may result in a reduction in the acquisition of the Company's products. One of the consequences of the pandemic may also be the destabilization of commodities prices or economies and financial markets in many countries, resulting in an economic slowdown that can affect the demand for the Company's products and, thus, generate a material adverse effect on operating results of BRF. Any deterioration in the credit cycle of the Company's customers, as a result of the pandemic or of the measures implemented to deal with it, may adversely affect BRF's results and cash flows.

The Company's operations include global production and distribution facilities and if there are many cases of COVID-19 contamination at the facilities or communities where the Company operates and distributes its products, productions, operations, employees, suppliers, customers and distribution channels. can be impacted. In addition, ports and other channels of entry may be closed or operate with a small part of the capacity, since workers may be banned or even unable to attend work, as well as the transport of products within regions or regions. Countries may also be limited in view of potential transportation restrictions related to quarantines or travel bans.

Furthermore, the countries to which the Company exports its products may restrict the import of BRF products; of products produced by its partners; or in all or some food products in Brazil, based on concerns related to COVID-19.

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From the beginning of the pandemic until the moment of the release of this form, BRF has operated and continues to operate its industrial complexes, distribution centers, logistics, supply chain and support offices, although temporarily and partially in a remote work regime in some corporate locations and even though it closed the Lajeado plant for a week in May 2020 and the Rio Verde plant for 14 days in June 2020, as a result of cases of COVID-19 contamination. This way, until the date of approval of this information, there was no material change in its production, operation and / or marketing schedule. Additionally, management has developed and implemented several contingency plans for the maintenance of its operations and monitors the effects of the pandemic through a permanent multidisciplinary monitoring committee, formed by executives, specialists in the field of infectious diseases and contracted consultants.

Due to the pandemic, the Company has incurred in direct and incremental expenditures, such as transportation, personnel, prevention, control and donations, which are presented in the statement of income (loss) within the following line items:

Consolidated (R$ thousands)
20.12.31
Cost of sales	(356,960)
Selling expenses	(56,307)
General and administrative expenses	(86,032)
(499,299)

The Company approved the donation of food, medical supplies and other support to research and social development funds, in the approximate amount of R$ 50 million, in order to contribute to efforts to combat the effects of the COVID-19 pandemic, including support for hospitals, philanthropic entities, social assistance organizations and health professionals from the states and municipalities in which it operates.

Aiming to preventively strengthen its liquidity level, the Company contracted and withdrew credit facilities with financial institutions in Brazil with funding in the aggregate amount of R$2,429,211 and average term of approximately one year, without any financial covenants clauses. During July and August of 2020, the Company prepaid part of the referred credit facilities in the aggregated notional and interest amount of R$2,094,555 (note 15.5 of the 2020 financial statements).

The Company adopted several guidelines as part of its Financial Risk Management Policy to ensure the maintenance of an adequate level of liquidity, establishing minimum cash and liquidity requirements, in accordance with expectations and future obligations. The current liquidity position is considered adequate by the Company taking into account the payment obligations, including through the capital expenditure plans, in line with its Vision 2030 Plan. However, BRF recognizes that unfavorable operating results may have an adverse impact on its financial metrics, such as leverage. At the same time, there may be increases in general customer default rates in relation to the pandemic and, as a result, an increase in bad debt losses. The possible deterioration in the credit cycle of its customers may adversely affect the Company's results, financial position and cash flows in the future.

The recent increase in the volatility of market risks has significantly affected the fair value of the Company's assets and liabilities, mainly considering the large variations in exchange rates. In addition, the increased uncertainty of the projections increased the challenge of accurately measuring some of the assets and liabilities. However, the method used was not significantly changed and the financial statements were prepared in a timely manner. The Company's management took into account the effects and uncertainties related to the pandemic in the projections of its results and cash flows.

The management considered in its projections of results and cash flows, to the best of its knowledge, the effects and uncertainties regarding the pandemic. As described in note 14.1 of the 2020 financial

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statements, no impairment was recognized to the cash generating units. Due to the high volatility and uncertainty around the length and the impact of the pandemic, the Company will continue to monitor the situation and evaluate the impacts on assumptions and estimates used in preparing our financial reporting.

For more information about the risks and measures adopted by the Company in relation to the COVID-19 pandemic, see item 4.1 of this Reference Form, entitled "Pandemics or outbreaks of human diseases, such as the new coronavirus (COVID-19), may cause changes in consumption and trade patterns, supply chains and production processes, as well as causing interruptions in the production and shipment of products, which can significantly affect the Company's operations and operating results ", item 10.1.a - General Financial and Equity Conditions and item 5.6 - Other relevant information.

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BRF S.A.

Appendix II - Information on the allocation of net income (Appendix 9-1-II to CVM Instruction No. 481, of December 17, 2009)

1.         Inform net income for the year

Net income for the year was R$1.383.563.620,46.

2.         Inform the global amount and the value per share of dividends, including prepaid dividends and interest on equity already declared

Not applicable.

3.         Inform the percentage of net income for the year distributed:

The profit determined in the fiscal year ended on 12.31.2020 was fully used to offset the accumulated losses balance, in accordance with the provisions of article 189 of Law No. 6,404 / 1976.

4.         Inform the global amount and the value per share of dividends distributed based on profit from previous years

Not applicable.

5.         Inform, deducting the anticipated dividends and interest on equity already declared:

a.         The gross amount of dividends and interest on equity, segregated, per share of each type and class

Not applicable.

b.         The form and term of payment of dividends and interest on equity

Not applicable.

c.         Eventual restatement and interest on dividends and interest on equity

Not applicable.

d.         Date of declaration of payment of dividends and interest on equity considered for identification of shareholders who will be entitled to receive them

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Not applicable.

6.         If there has been a declaration of dividends or interest on equity based on profits determined in half-yearly balance sheets or in shorter periods

a.         Inform the amount of dividends or interest on equity already declared

Not applicable.

b.         Inform the date of the respective payments

Not applicable.

7.         Provide a comparative table indicating the following values per share of each type and class:

a.         Net income for the year and the 3 (three) previous years

	2020	2019	2018	2017
Amount per share (R$)	1.71	0.37	(5.48)	(1.39)

b.         Dividend and interest on own capital distributed in the 3 (three) previous years

	2019	2018	2017
Dividends	N/A	N/A	N/A
Interest on actual capital	N/A	N/A	N/A

8.         If profits are allocated to the legal reserve

a.         Identify the amount allocated to the legal reserve

Not applicable.

b.         Detail how to calculate the legal reserve

Not applicable.

9.         If the company has preferred shares entitled to fixed or minimum dividends

a.         Describe how fixed or minimum dividends are calculated

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Not applicable, as the Company’s capital stock is exclusively divided into common shares.

b.         Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends

Not applicable, as the Company’s capital stock is exclusively divided into common shares.

c.         Identify whether any unpaid installments are cumulative

Not applicable, as the Company’s capital stock is exclusively divided into common shares.

d.         Identify the global value of fixed or minimum dividends to be paid to each class of preferred shares

Not applicable, as the Company’s capital stock is exclusively divided into common shares.

e.         Identify the fixed or minimum dividends to be paid per preferred share of each class

Not applicable, as the Company’s capital stock is exclusively divided into common shares.

10.      Regarding the mandatory dividend

a.         Describe the form of calculation provided for in the bylaws

According to article 36 of the Bylaws, less any accumulated losses and the provision for Income Tax, and after the allocation of the profit to the legal reserve, 25% (twenty-five percent) of the net profit must be paid on a mandatory dividend.

b.         Inform if it is being paid in full

There will be no declaration and payment of dividends, considering that the profit for the fiscal year ended on December 31.2020 was fully used to offset the accumulated losses balance, in accordance with the provisions of article 189 of Law No. 6,404/1976 .

c.         Inform the amount eventually withheld

Not applicable.

11.      If the mandatory dividend is retained due to the company’s financial situation

a.         Inform the retention amount

Not applicable.

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b.         Describe, in detail, the company’s financial situation, including aspects related to liquidity analysis, working capital and positive cash flows

Not applicable.

c.         Justify the retention of dividends

Not applicable.

12.      If there is allocation of income to the contingency reserve

a.         Identify the amount disposed to the reserve:

Not applicable.

b.         Identify the probable loss and its cause

Not applicable.

c.         Explain why the loss was considered probable

Not applicable.

d.         Justify the constitution of the reserve

Not applicable.

13.      If there is allocation of income to the unrealized profit reserve

a.         Inform the amount allocated to the unrealized profit reserve

Not applicable.

b.         Inform the nature of unrealized profits that gave rise to the reserve

Not applicable.

14.      If there is allocation of income to statutory reserves

a.         Describe the statutory clauses that establish the reserve

Not applicable.

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b.         Identify the amount disposed to the reserve:

Not applicable.

c.         Describe how the amount was calculated

Not applicable.

15.      If profit retention is provided for in the capital budget

a.         Identify the retention amount

Not applicable.

b.         Provide a copy of the capital budget

Not applicable.

16.      If there is allocation of income to the tax incentive reserve

a.         Inform the amount allocated to the reserve

Not applicable.

b.         Explain the nature of the destination

Not applicable.

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BRF S.A.

Appendix III - Information on the compensation of the Management and of the Fiscal Council (Item 13 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009

13.        Management’s compensation

13.1 – Description of compensation policies or practices, including for the non-statutory management

(a)       purposes of the compensation policies or practices, informing whether the policy of compensation was formally approved, the body responsible for its approval, date of approval and, if the issuer discloses the policy, the places in the worldwide web where the document may be consulted

The Company’s compensation policy applicable to its management, including the Board of Directors members, Fiscal Council members and statutory and non-statutory officers, is intended to attract, engage and retain the professionals that have qualification, competence and profile suitable to the business characteristics and needs. Likewise, it aims to create a plan of rewards and incentives that is appropriate to the sustainable conduction of the business, combining the shareholders’ strategic short and long-term interests with the best practices of management and governance.

It is also noteworthy that, the Company has a People, Governance, Organization and Culture Committee that, among other assignments, is responsible for analyzing, from time to time, the strategy of fixed and variable compensation adopted, issuing recommendations, as well as suggesting modifications to be implemented in the compensation policy to the evaluation, review and approval of the Board of Directors.

The Company's compensation policy was approved by the Board of Directors on November 26, 2020 and is available to shareholders, investors and the market in general on the Company's Investor Relations websites (http: //ri.brf-global.com) and on the CVM (Brazilian Securities Exchange) website.

For further details regarding the methodology adopted, please see item (b) (iii) below.

(b)      breakdown of compensation

(i)       description of the elements of the compensation and the objectives of each of them

Board of Directors

All Board of Directors members receive a fixed compensation consisting of 12 monthly payments, which is established in line with the legislation and market standards and aims to adequately compensate the Board of Directors members for their participation in meetings and their contributions to such corporate body. For the Board of Directors’ chairman, a fixed compensation is established, which is different from the compensation of the other members, considering the function performed.

When applicable, some members of the Board of Directors may receive other amounts related to direct and indirect benefits (medical and dental assistance, life insurance plan), severance benefits (clauses laid down in a non-compete agreement), post-employment benefits (private pension), additional compensation for their participation in committees and long-term incentives (stock-based compensation plan).

Fiscal Council

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All members of the Fiscal Council receive a fixed compensation consisting in 12 monthly payments. The compensation is determined at the general shareholders’ meeting approving his/her election and may not be lower, for each member in office, than ten percent of the average compensation that is assigned to the Statutory Officers, disregarding benefits and other variable payments, as established in the Brazilian Corporate Law nº 6404, of December 15, 1976 (“Law 6406/76”). Alternate members do not receive any other compensation whatsoever, only being paid for the meetings they attend.

Board of Officers

The annual global compensation of the members of the Board of Officers is determined by the Board of Directors based on market standards (see item b (iii) below) and is consisted in fixed compensation, short and long term variable compensation. It may contemplate eventual additional bonus with the intention to attract and retain such officers. Such structure aims to promote the sharing of the strategic planning and the results in a coherent, transparent form directed to the interests of the organization, the managers and shareholders.

The fixed compensation, consisting of 13 monthly payments and optional sale by the employee of one third of his vacation time, aims to compensate the officers for their work.

The Board of Officers’ compensation may also include amounts related to direct and indirect benefits (medical and dental assistance, life insurance, food, and medical check-up), severance commitments (fees related to non-compete, non-solicit and use of confidential information commitments), hiring and retention bonus that may be required, and post-employment benefits (private pension plans), in line with the best market practices.

The Short-Term variable compensation is constituted and paid through the Profit and Result Sharing Program (PLR) of the Company. It aims to be an incentive and to recognize the officers for the achievement of the Company’s short-term results. Such incentive is attached to the achievement of pre-established global goals approved in the beginning of each fiscal year by the Board of Directors. The amounts that can be paid to each executive is based on multiple units of their monthly salary, individual and team goals, and individual performance assessment.

Long-term variable compensation is constituted and paid through (i) stock option compensation plan approved in the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2015, and modified in the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2020; (ii) the restricted stocks plan approved in the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2015 and modified in the Ordinary and Extraordinary General Shareholders’ Meeting held on April 26, 2017, in the Ordinary and Extraordinary General Shareholders’ Meeting held on May 25, 2018, in the Ordinary and Extraordinary General Shareholders’ Meeting held on April 29, 2019 and in the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2020; and (iii) the restricted stock plan and performance shares approved in the Ordinary and Extraordinary General Shareholders’ Meeting held on April 29, 2019. The aim of these plans is to attract, retain engage and motivate the executives and create value for the Company as well as to be an important mechanism for alignment with the shareholders’ interests in a long term. The amounts to be granted to each executive is based on multiple units of their monthly salary, the Company’s global goals determined by the Board of Directors, and assessment of individual performance. This compensation structure encourages the pursuit of results by the Board of Officers and recognizes the scope and achievement of pre-defined goals, directing actions to key indicators and triggers to guarantee the execution of strategy and creation of long-term and short-term results to the Company.

Committees

Members of the Board of Directors elected for composition of the Advisory Committees receive additional fixed compensation for the participation in each Committee. Since 2015, external members that participate in certain Advisory Committees, as approved by the Board of Directors, are entitled to a fixed monthly compensation.

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Currently, Statutory or Non-Statutory officers or any other Company employee that participates in the other Advisory Committees are not entitled to any additional compensation.

(ii)       the proportion of each element in the total compensation

The proportion of each element in the total compensation in relation to the last three financial years is shown in the following tables:

2020	Fixed compensation	Variable compensation	Post-employment benefits	Benefits on leaving position	Compensation based on shares	Total
Board of Directors	71%				29%	100%
Fiscal Council	100%					100%
Board of Officers	30%	24%	14%		32%	100%
Non-Statutory Management	32%	30%			38%	100%
Audit and Integrity Committee	100%					100%
Strategy & Marketing Committee	100%					100%
People, Organization and Culture Committee	100%					100%
Finance and Risk Management Committee	100%					100%
Quality and Sustainability Committee	100%					100%

2019	Fixed compensation	Variable compensation	Post-employment benefits	Benefits on leaving position	Compensation based on shares	Total
Board of Directors	69.0%	-	-	-	31%	100%
Fiscal Council	100%	-	-	-	-	100%
Board of Officers	37%	25%	22%	-	16%	100%
Non-Statutory Management	32%	30%	-	-	38%	100%
Audit and Integrity Committee	100%	-	-	-	-	100%
Strategy & Marketing Committee	100%	-	-	-	-	100%
People, Organization and Culture Committee	100%	-	-	-	-	100%
Finance and Risk Management Committee	100%	-	-	-	-	100%
Quality and Sustainability Committee	100%	-	-	-	-	100%

2018	Fixed compensation	Variable compensation	Post-employment benefits	Benefits on leaving position	Compensation based on shares	Total
Board of Directors	79.2%	-	-	-	20.8%	100%
Fiscal Council	100%	-	-	-	-	100%
Board of Officers	58.9%	9.7%	25%	-	6.4%	100%
Non-Statutory Management	47%	10%	-	-	43%	100%
Audit and Integrity Committee	100%	-	-	-	-	100%
Strategy & Marketing Committee	100%	-	-	-	-	100%
People, Organization and Culture Committee	100%	-	-	-	-	100%
Finance and Risk Management Committee	100%	-	-	-	-	100%
Quality and Sustainability Committee	100%	-	-	-	-	100%

(iii)       calculation and restatement methodology for each compensation element

The People, Organization and Culture Committee carries out an annual analysis of the fixed and variable compensation strategy to be adopted by the Company which is subsequently submitted for consideration, discussion and approval by the Board of Directors.

Management’s compensation (including Committee members) and members of the Fiscal Council is regularly benchmarked with market practices (selection of large companies, mostly consumer goods, which have structured policies and good practices in human capital management, with a balanced compensation arrangement) through salary surveys conducted by specialist consultants, keeping up with the inflation levels, evaluating the need for adjustment to the compensation components.

The global compensation of the members of the Board of Directors, Fiscal Council and the Board of Officers is established by the general shareholders´ meeting, taking into consideration the points mentioned in the previous paragraph.

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(iv)       reasons that justify the composition of the compensation

The Company’s policy distributes the fixed compensation components in a fair way to ensure alignment with market practices and governance system.

The variable compensation aims to reach and to go beyond corporate and individual goals, which leads to the sharing of risks and results.

In terms of the direct and indirect post-employment benefits, the management is treated under the same policies that apply to the Company’s other employees.

(v)       existence of members who are not remunerated by the Issuer and the reason for this fact

From January and April 2018, one member of the Board of Directors waived compensation for this position, as this member joined the Board of Directors and became an Officer. For this reason, in 2018, one Board of Directors member did not receive compensation paid by the Company. However, this condition was over with said member’s resignation on May 3, 2018.

Except for this Board of Directors member, in the fiscal years ended on December 31, 2018, 2019 and 2020, there were no members of the Board of Directors, Fiscal Council, Board of Officers and non-statutory management that, for any reason, did not receive compensation paid by the Company. In relation to the members of the Committees, as stated in item (b) above, the participants in Committees who are not members of the Company management have received fixed compensation specifically for their participation in the Committee.

(c)       key performance indicators used to determine each compensation element

In terms of fixed compensation, the Company’s approach is based on market surveys and specific performance indicators.

To determine the executives’ variable compensation amounts, their performance is considered by pre-established global and areas goals, such as EBIT, ROIC, TSR, indebtedness levels, net income, adherence to quality standards, revenue from new products, occupational safety indexes, people management indicators.

(d)       how compensation is structured to reflect the development of performance indicators

The members of the Board of Directors, Fiscal Council and the Committees are eligible for fixed compensation. The Board of Directors members may be, to a limited extent, eligible for the stock-based compensation program. For the statutory and non-statutory officers, as for the variable compensation or short-term incentives, this is attached to the Company’s performance indicators (global goals) and individual performance assessment. If the overall goals are achieved, the participant will be liable to an assessment of the individual goals (meeting individual and areas performance indicators) in order to receive the variable compensation.

(e)       how the compensation policy or practice is aligned to the issuer’s short, medium and long-term interests

The practice adopted by the company for the various components of compensation is aligned with the short, medium and long-term interests to the extent that defining the components of the compensation aims to align the interests of the Company and the management. Fixed compensation is set in line with market practices, as described above, aimed at retaining workers and rewarding individual performance. The short-term variable compensation, which represents a significant portion of the total compensation, is linked to performance indicators achievable within a year. The aim is to offer compensation that is in line with the market and specially to support Company’s growth, profitability

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and other non-financial indicators, since the established goals, if achieved, take the Company to a higher growth and profitability level, as desired by the shareholders and investors, making the executives’ earnings contingent upon the business continuity, thus promoting the commitment and sustainability of the participants of this plan.

Furthermore, the Company’s stock-based compensation plans were created to strengthen the alignment with shareholders’ in order to create a long-term vision and commitment in the executives, promoting the knowledge, skills and behavior necessary for the perpetuity of the business as well as boosting the level of attraction and retention of its main executives.

Currently, some Board of Directors members Statutory and Non-Statutory Officers and Executive Managers are eligible for the stock-based compensation program. In terms of instruments, the Company has stock option plans, restricted shares and performance shares, although, in the past few years, the Company granted to the executives only restricted shares and performance shares, which in turn is an excellent instrument of alignment of interests linked to a goal of generation of value to the shareholders.

(f)       existence of compensation plans for subsidiaries, controlled companies or direct or indirect controlling shareholders

There is no compensation supported by subsidiaries, controlled companies or direct or indirect controlling shareholders.

(g)       existence of compensation or benefits linked to a specific corporate event, such as sale of the Company’s controlling stake

There is no compensation or benefit linked to the occurrence of any specific corporate event, such as the sale of the Company's control.

(h)       practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and of the Board of Officers, indicating:

(i)       the bodies and committees of the issuer who participate of the decision-making process, identifying how they participate

The individual compensation of the Board of Directors and of the Board of Officers are periodically reviewed by the People, Governance, Organization and Culture Committee with the support of the Vice President of Human Resources and of the Global CEO, discussing the general principles of the policy of compensation and recommending to the Board of Directors its adjustment or improvement.

(ii)       criteria and methodology used for establishment of the individual compensation, indicating if there is the use of studies for verification of the practices of the market, and, if positive, the criteria of comparison and the scope of these studies

Management’s and Fiscal Council members’ (including Committee members’) individual compensation is periodically compared to the market practices (a compilation of large companies, mostly in the consumer goods business, that have structured policies and good practices in the management of human capital, with good conditions of work at all organizational levels and that have a balanced composition arrangement), through salary surveys conducted by specialized consulting firms, in keeping with the current inflation rates, whereby any compensation components are adjusted accordingly.

(iii)       with what frequency and how the Board of Directors evaluates the adequacy of the policy of compensation of the Company

The People, Governance, Organization and Culture Committee, an advisory body of the Company’s Board of Directors, annually evaluates the Company’s management and employee compensation guidelines and practices and, if necessary, submit to the Board of Directors recommendations to modify the compensation arrangement hitherto adopted.

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13.2 - Total compensation of the Board of Directors, Board of Officers and Fiscal Council

For the 2021 Financial year, it is proposed to set a global compensation amount up to BRL 104.167 million, considering the Board of Directors members and up to nine Statutory Officers.

Information for 2020 and 2021, excluding taxes

Total compensation planned for the Financial Year — 31/12/2021 – Annual Amounts – in thousand BRL
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10	9	3	22
Number of compensated members	10	9	3	22
Annual fixed compensation
Salary or compensation for work	12,971.69	28,228.19	798	41,997.88
Direct and indirect benefits	168.67	1,896.61	0	2,065.27
Participation in Committees	2,316.00	0	0	2,316.00
Others
Description of other fixed compensation
Variable compensation
Bonus	0	0	0	0
Profit-sharing	0	22,997.20	0	22,997.20
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Others	0	0	0	0
Description of other variable compensation
Post-employment	0	0	0	0
Job severance	0	8,626.02	0	8,626.02
Stock-based	5.996.77	20,166.59	0	26,163.36
Note	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.
Total compensation	21,453.13	81,914.61	798.00	104,165.73

Total compensation for the Financial Year — 31/12/2020 – Annual Amounts – in thousand BRL
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10	8	3	21
Number of compensated members	10	8	3	21
Annual fixed compensation
Salary or compensation for work	12,704.02	17,816.81	532.85	31,053.68
Direct and indirect benefits	159	1,543.36	0	1,702.36
Participation in Committees	1,544	0	0	1,544
Others
Description of other fixed compensation
Variable compensation
Bonus	0	0	0	0
Profit-sharing	0	19,812.25	0	19,812.25
Participation in meetings	0	0	0	0
Commissions	0	0	0	0
Others	0	0	0	0
Description of other variable compensation
Post-employment	0	0	0	0
Job severance	0	11,057.44	0	11,057.44
Stock-based	5,727.36	18,844.82	0	24,572.18
Note	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.
Total compensation	20,134.38	69,074.68	533.85	89,741.91

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Total compensation for the Financial Year ended on 31/12/2019 – Annual Amounts – in thousand BRL
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10	8	3	21
Number of compensated members	10	8	3	21
Annual fixed compensation
Salary or compensation for work	11,101	20,611	442	32,154
Direct and indirect benefits	153	1,320	0.00	1,473
Participation in Committees	898	0	0.00	898
Variable compensation
Bonus	0.00	0.00	0.00	0
Profit-sharing	0.00	19,176	0.00	19,176
Participation in meetings	0.00	0.00	0.00	0
Commissions	0.00	0.00	0.00	0
Others	0.00	0.00	0.00	0
Description of other variable compensation				0
Post-employment	0.00	0.00	0.00	0
Job severance	0.00	16,275	0.00	16,275
Stock-based	5,553	12,052	0.00	17,605
Note	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.
Total compensation	17,705	69,434	442	87,581

Total compensation for the Financial Year ended on 31/12/2019 – Annual Amounts – in thousand BRL
	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10.00	4.33	3.00	17.33
Number of compensated members	9.66	4.33	3.00	16.99
Annual fixed compensation
Salary or compensation for work	8,622	18,565	510	27,697
Direct and indirect benefits	153	645	0.00	798
Participation in Committees	876	0.00	0.00	876
Variable compensation
Bonus	0.00	3,912	0.00	3,912
Profit-sharing	0.00	0.00	0.00	0
Participation in meetings	0.00	0.00	0.00	0
Commissions	0.00	0.00	0.00	0
Others	0.00	0.00	0.00	0
Description of other variable compensation
Post-employment	0.00	0.00	0.00	0
Job severance	0.00	10,070	0.00	10,070
Stock-based	3,025	2,596	0.00	5,621
Note	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.	The total number of members of each corporate body corresponds to the average annual number of members of each corporate body, assessed on a monthly basis.
Total compensation	12,676	35,788	510	48,974

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13.3 - Variable compensation of the Board of Directors, Board of Officers and Fiscal Council

YEAR: 2021	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10	9	3	22
Total number of compensated members	0	9	0	9
Bonus
i - Minimum amount as per compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount as per compensation plan	N/A	N/A	N/A	N/A
iii - Amount as per compensation plan on achievement of the goals set	N/A	N/A	N/A	N/A
Profit-sharing
i - Minimum amount as per compensation plan	N/A	0	N/A	0
ii - Maximum amount as per compensation plan	N/A	22,997,200	N/A	22,997,200
iii - Amount as per compensation plan on achievement of the goals set	N/A	20,997,443	N/A	20,997,443

YEAR: 2020	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10	8	3	21
Total number of compensated members	0	8	0	8
Bonus
i - Minimum amount as per compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount as per compensation plan	N/A	N/A	N/A	N/A
iii - Amount as per compensation plan on achievement of the goals set	N/A	N/A	N/A	N/A
Profit-sharing
i - Minimum amount as per compensation plan	N/A	0	N/A	0
ii - Maximum amount as per compensation plan	N/A	22,935,600	N/A	22,935,600
iii - Amount as per compensation plan on achievement of the goals set	N/A	18,697,426	N/A	18,697,426
iv – Amount effectively recognized in the result of the year	N/A	19,812,250	N/A	19,812,250

YEAR: 2019	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10	8	3	21
Total number of compensated members	0	8	0	8
Bonus
i - Minimum amount as per compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount as per compensation plan	N/A	N/A	N/A	N/A
iii - Amount as per compensation plan on achievement of the goals set	N/A	N/A	N/A	N/A
Profit-sharing
i - Minimum amount as per compensation plan	N/A	0	N/A	0
ii - Maximum amount as per compensation plan	N/A	19,944,000	N/A	19,944,000
iii - Amount as per compensation plan on achievement of the goals set	N/A	16,620,000	N/A	16,620,000
iv – Amount effectively recognized in the result of the year	N/A	19,176,000	N/A	19,176,000

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YEAR: 2018	Board of Directors	Board of Officers	Fiscal Council	Total
Total number of members	10	4.33	3	17.33
Total number of compensated members	0	4.33	0	4.33
Bonus
i - Minimum amount as per compensation plan	N/A	N/A	N/A	N/A
ii - Maximum amount as per compensation plan	N/A	N/A	N/A	N/A
iii - Amount as per compensation plan on achievement of the goals set	N/A	3,912,000	N/A	3,912,000
Profit-sharing
i - Minimum amount as per compensation plan	N/A	0	N/A	0
ii - Maximum amount as per compensation plan	N/A	17,141,850	N/A	17,141,850
iii - Amount as per compensation plan on achievement of the goals set	N/A	17,141,850	N/A	17,141,850
iv – Amount effectively recognized in the result of the year	N/A	0	N/A	0

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13.4 - Compensation for the Board of Directors and Board of Officers

1) Stock Options Plan – Approved in the General Ordinary and Extraordinary Shareholders´ Meeting of April 8, 2015, and modified in the General Ordinary and Extraordinary Shareholders´ Meeting of April 27, 2020

a.       General terms and conditions

The Company’s Stock Option Plan approved in the General Shareholders Meeting held on April 8, 2015, later modified in the General Shareholders’ Meeting held on April 27, 2020 is available to Statutory officers, Non-Statutory officers and people holding other positions in the Company and/or in its subsidiaries. Members of the Board of Directors may not be elected as beneficiaries of this stock option plan, although Board members who are also members of the Board of Officers may, in their role as executive officers, receive stock options.

The instrument that refers to the Stock Option Plan is granted by the Company to its executives as a right (not as an obligation) to buy Company-issued shares at pre-defined prices (strike price) and maturities.

Approval of the list of participants and the number of options to be granted will be determined by the Board annually and will be linked to achieving pre-defined results and the rise in value of the Company’s business. The participation of an executive in a cycle in which options are granted does not guarantee their participation in subsequent grants.

To determine the number of stock options in this instrument, the calculation concept is used in which, once an expected appreciation of the Company's share price has been achieved within the vesting period, the gain resulting from the option will be equal to the level of the executive’s target. In this concept, the participant only reaches his/her potential gain if the shareholders’ expectations in the terms of the rise in value of the business are reached.

The participants in the Stock Options Plan must sign individual contracts with the Company to obtain the option to buy the shares, through which the participant acquires the right to buy the Company shares, a right that is personal and non-transferable.

The Board of Directors will be responsible for administering the Stock Options Plan, respecting the applicable legal requirements and the limits of the maximum dilution authorized by the shareholders’ meeting. The Board of Directors will also be responsible for setting up a special committee to advise it in running the plan.

b.       Main objectives of the plan

The Stock Options Purchase Plan aims to allow the beneficiaries, subject to certain conditions, to acquire Company shares in order to: (a) encourage the expansion, success and achievement of the Company’s corporate objectives; (b) align the interests of the Company shareholders to those of the beneficiaries; (c) allow the Company or others under its control to attract and retain the beneficiaries and encourage the creation of value; and (d) share risks and gains equally between shareholders and the beneficiaries.

c.       How the plan contributes to these objectives

By establishing a differentiated and competitive investment opportunity for its executives, the Company expects to align the actions of the beneficiaries of the plan to the vision of the shareholders and investors in the Company, conditioning the long-term gain of the executive to the continuation of the business and, by doing so, promoting a sustainable and committed attitude by the beneficiaries of the Stock Option Plan.

d.       How the plan fits into the Company’s compensation policy

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The Stock Options Plan intends to top up the compensation package of its executives, reinforcing the level of attraction and retention of its main executives, as described in item 13.1. of this Reference Form.

e.       How the plan aligns the interests of the management and Company in the short, medium and long terms

The implementation of the Stock Options Plan strengthens the expectation of the Company´s shareholder and investor by creating a long-term vision and commitment in the executive, promoting the knowledge, skills and performance necessary for the continuation of the business.

The exercise of the Options granted can only occur one year from the grant date representing a maximum of 1/4 of the options each year and may do so for a period of up to six years, so that the beneficiaries are committed to the continued appreciation of the Company's shares in the short, medium and long term.

f.       Maximum number of shares involved

The maximum number of shares that may be included in the stock option plan, added to the total number of shares that may be acquired under the Restricted Stock Plan, is equivalent to 2,5% of the total number of Company-issued shares, corresponding to 20,311,831 shares as of December 31, 2020.

g.       Maximum number of options to be granted

The maximum number of options to be granted, added to the total number of shares that may be acquired under the Restricted Stock Plan, may not exceed the maximum number of shares included in the stock option plan, which is equivalent to 2,5% of the total number of Company-issued shares, corresponding to 20,311,831 shares as of December 31, 2020.

h.       Conditions for acquiring the shares

The Board of Directors, on an annual basis or at its sole discretion, will set the strike price of each stock option and the payment conditions, establishing the maturities and conditions of exercise of each stock option and impose any other conditions related to these options, provided that the strike price will never be lower than the average price at B3 S.A. – Brazil, Bolsa, Balcão (“B3”) stock exchange, weighted by the trading volume, in the last twenty (20) trading sessions prior to the grant date, restated by the IPCA (Consumer Price Index) published by the Brazilian Institute of Geography and Statistics or another index to be determined by the Board of Directors.

Each stock option entitles the beneficiary to acquire one share in the Company, subject to the terms and conditions set forth in the respective option contract.

The granting of stock options under the Plan is carried out by the signing of contracts granting the stock options between the Company and the beneficiaries, which will specify, without prejudice to other conditions determined by the Board: (a) the number of options granted; (b) the Company's performance goals and other terms and conditions to acquire the right to exercise the options; (c) the deadline for exercising the options; and (d) the strike price and payment terms.

The Board of Directors may make the exercise of the option dependent on certain conditions and impose restrictions on the transfer of shares acquired through the exercise of the options and may reserve for the Company repurchase options and/or preferential rights should the beneficiary sell these same shares.

Without prejudice to what is stated above, during the period of one year from the exercise date of the option, the beneficiaries may not sell, assign and/or offer for sale the shares acquired through the exercise of options. Should the beneficiary not have the resources needed to pay for the exercise of the options, the sale of the shares needed to pay for the exercise of the options plus costs and taxes will be permitted. The number of shares subject to the restriction on selling will be calculated according to the terms and conditions established in the plan.

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The option contracts will be concluded individually with each beneficiary, and the Board of Directors may establish differentiated terms and conditions for each option contract, without needing to apply any rule of equality or analogy between the beneficiaries, even if they are in similar or identical situations.

The beneficiary who wishes to exercise the option must notify the Company in writing of his/her intention to do so and indicate the number of options he/she wishes to exercise, in line with the communication model to be disclosed by the Board of Directors at the appropriate time.

i.       Criteria to set the acquisition or strike price

The strike price of the stock options granted under the Stock Option Plan will be determined by the Board of Directors on the grant date and will never be lower than the average Company stock prices at the B3, weighted by the trading volume, in the last twenty (20) trading sessions prior to the grant date, restated by the IPCA (Consumer Price Index) or another index to be determined by the Board of Directors.

j.       Criteria for setting the option term

Without prejudice to the other terms and conditions set forth in the respective option contracts, the options will become exercisable providing the respective beneficiaries remain continuously linked in the company’s management or as company employees or employed by other companies under its control, for the period between the date the options were granted and the dates specified below, as follows:

(a)	1/4 of the options may be exercised from the first anniversary of the grant date;
(b)	1/4 of the options may be exercised from the second anniversary of the grant date;
(c)	c. 1/4 of the options may be exercised from the third anniversary of the grant date; and
(d)	1/4 of the options may be exercised from the fourth anniversary of the grant date.

The options will be exercisable until the last working day of the calendar year in which the sixth anniversary of the grant date is completed. Options not exercised within the stipulated terms and conditions will be considered automatically terminated, without any compensation right.

The Stock Option Plan will come into force on the date of its approval by the Company's general shareholders’ meeting and will remain in force for an indefinite period and may be terminated at any time by decision of the general shareholders’ meeting. Termination of the plan will neither affect the effectiveness of the stock options still in force nor the validity of any repurchase options and/or preferential rights in case of the beneficiary’s sale of these shares and the ban on the sale mentioned in item “h” above.

k.        Settlement

The shares which are the object of the options will come from the issue of new shares within the limit of the authorized capital or from shares held in treasury, as the Board of Directors decides.

l.       l. Restrictions on share transfers

During the period of one year from the exercise date of the option, the beneficiaries may not sell, assign and/or offer for sale the shares acquired through the exercise of options.

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The Board of Directors may impose restrictions on the transfer of the shares acquired through the exercise of the options and may reserve for the Company repurchase options and/or preferential rights should the beneficiary sell these same shares.

m.        Criteria and events that will lead to suspension, alteration or termination of the plan

The Board of Directors may decide to suspend the right to exercise the options, whenever situations that restrict or prevent the trading of shares by the beneficiaries under the prevailing law or regulations.

The Board of Directors, in the interest of the Company and its shareholders, may revise the terms of the plan, provided it does not change its basic principles. Any significant legal change regarding the regulation of corporations, public companies, in the labor legislation and/or tax effects of an options plan, may lead to a full review of the plan.

The Stock Options Plan may be amended or terminated at any time by the general shareholders’ meeting.

n.        Effect of manager’s termination of employment with the Company on his/her rights arising from the compensation plan based on shares

The rules in the Stock Options Plan covering termination of employment are as follows:

1.        Termination at the Company’s discretion upon (i) termination with cause, as provided for in the Brazilian Labor Laws; or (ii) termination for violating the duties and assignments of a senior manager, such as those provided for in Article 153 to 157 of Law 6404/76 and its subsequent amendments; or (iii) being negligent in the exercise of managerial responsibilities; or (iv) being convicted of intentional crimes; or (v) the beneficiary carrying out dishonest or fraudulent acts against the Company or companies under its control; or (vi) any act or omission arising from the beneficiary’s malice or fault which is harmful to the Company’s business, image or financial situation, its shareholders, or any company under its control; or (vii) significant violation of the instrument that regulates the exercise of the term of office of a statutory manager agreed by the beneficiary with the Company and/or companies under its control or any additions to this instrument or contract; or (viii) failing to comply with the Company Bylaws and/or those of companies under its control and other corporate provisions applicable to the beneficiary, as a manager, all the options already exercised or not yet exercised under the respective option contract, on the date of his/her departure, will be automatically terminated, by right, regardless of prior advice or notification, and without any right to compensation.

2.        In the event of the beneficiary leaving the Company at his/her wish as a result of: (i) being dismissed without just cause or being dismissed from his/her position without any violation of the duties and responsibilities of a manager, or by the beneficiary’s own wish, resigning from the job and his/her position as manager: (i) the options not yet exercised under the respective option contract, on the date of his/her departure, will be automatically terminated, by right, regardless of prior advice or notification, and without any right to compensation; and (ii) the options already exercised in line with the respective option contract, on the date of his/her departure, may be exercised, within a period of 30 days from the departure date, after which they will be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation.

3.        In the event of the beneficiary leaving the Company due to retirement or permanent disability: (i) the options not yet exercised under the respective option contract, on the date of his/her departure, will be automatically terminated; and (ii) the options already exercised in line with the respective option contract, on the date of his/her departure, may be exercised, within a period of 60 days from the departure date, after which they will be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation.

4.        In the event of the beneficiary leaving the Company due to death: (i) the options not yet exercised under the respective option contract, on the date of his/her departure, will become automatically exercisable and may be exercised by the beneficiary's legal heirs and successors within six months from the date of the severance, after which they will be automatically terminated, as of right, regardless of any prior warning or notification, and without any right to compensation; and (ii) the options that may be exercised within the respective option contract, on the date of his/her death, may be exercised by the beneficiary's legal heirs and successors within six months from the date of the severance, after which they will be automatically terminated, as of right, regardless of any prior warning or notification, and without any right to compensation.

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2)       Restricted Stock/Performance Shares Plan – Approved at the General Ordinary and Extraordinary Shareholders’ Meeting of April 8, 2015 and amended at the General Ordinary and Extraordinary Shareholders’ Meeting of April 26, 2017, General Ordinary and Extraordinary Shareholders’ Meeting of May 25, 2018, at the General Ordinary and Extraordinary Shareholders’ Meeting of April 29, 2019 and at the General Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2020.

a.       General terms and conditions

The Company’s Restricted Stock/Performance Shares Plan approved at the General Shareholders’ Meeting held on April 8, 2015 and amended by the General Shareholders’ Meetings held on April 26, 2017, May 25, 2018, April 29, 2019 and April 27, 2020, is open to the Board of Directors members, statutory and non-statutory officers and executive managers of the Company and/or its subsidiaries. Board of Directors Members also serving as executive officers are only entitled to restricted shares as executive officers.

The Restricted Stock/Performance Shares Plan consists of granting restricted stock/performance shares to the participants, which are transferred to the beneficiaries upon the fulfillment of the conditions described in item 3.h.

The Board of Directors may establish differentiated terms and conditions for each grant contract, without needing to apply any rule of equality or analogy between the beneficiaries, even if they are in similar or identical situations.

Approval of the list of participants and the number of shares to be granted will be determined by the Board annually and will be linked to achieving predefined results for the Company and the valuation of the Company’s business. The participation of the executive in a grant cycle does not guarantee their participation in subsequent grants. The participation of an executive in a cycle in which options are granted does not guarantee their participation in subsequent grants.

Participants in the Restricted Stocks/Performance Shares Plan must sign individual contracts with the Company granting the restricted shares, through which the participant acquires the right to the Company's restricted shares, a right that is personal and not transferable.

The Board of Directors will be responsible for managing the Restricted Stock/Performance Shares Plan, within what is provided by the Bylaws and applicable legislation, as well as within the limits of the managers global compensation and maximum dilution limits authorized by the shareholders’ meeting. It will also establish a special Committee to advise it in managing the Restricted Stocks/Performance Shares Plan.

b.       Main objectives of the plan

The Restricted Stocks/Performance Shares Plan aims to allow those who are eligible to be beneficiaries to acquire shares of the Company, in order to: (a) encourage the expansion, success and achievement of the company´s corporate objectives; (b) align the interests of shareholders of the Company and the beneficiaries; and (c) allow the Company or other companies under its control to attract and retain those eligible.

c.       How the plan contributes to these objectives

By establishing a differentiated and competitive investment opportunity for its executives, the Company expects to align the actions of the participants in this long-term share plan to the vision of the shareholders and investors in the Company, conditioning the executive’s long-term gain to the continuation of business, thereby promoting a sustainable and committed attitude by the participants in this plan.

110

d.       How the plan fits into the Company’s compensation policy

The Restricted Stock/Performance Shares Plan is intended to top up the compensation package of its executives, reinforcing the level of alignment and retention of the Company’s main executives, as described in item 13.1 of this Reference Form.

e.       How the plan aligns the interests of the management and Company in the short, medium and long terms

The implementation of the Restricted Stock/Performance Shares Plan aims to strengthen the expectation of the shareholder and investor in the Company to create the vision and long-term commitment of the executive, promoting knowledge, skills and performance needed for the continuation of business.

The rights of the beneficiaries related to the Restricted Stock/Performance Shares Plan will only be fully acquired after the third anniversary of the grant, therefore making the beneficiary commit with the constant appreciation of the Company stocks prices in the short, medium and long term.

f.       Maximum number of shares involved

The maximum number of shares that may be included in the plan, added to the total number of shares that may be acquired under the Stock Option Plan, is equivalent to 2.5% of the total number of Company-issued shares, corresponding to 20,311,830 shares as of December 31, 2020.

g.       Maximum number of stock options to be granted

The Restricted Stock/Performance Shares Plan involves the granting of shares and not options to buy shares.

h.       Conditions for acquiring the shares

The rights of the beneficiaries in relation to the restricted stock/performance shares will only be fully acquired if the following conditions are verified in a cumulative form:

(i)        The beneficiaries remain continuously associated as a manager or employee of the Company for the period to be defined by the Board of Directors; and

(ii)        The Company achieves a corporate performance indicator that is in line with the Company’s and the shareholders’ long-term interests. This indicator will be defined by the Board of Directors in their grant contracts, which will be determined at the end of each anniversary of the grant date in the period to be defined by the Board of Directors, under the terms of item (a) above.

Once these above-mentioned conditions are satisfied, and acting within the legal requirements and applicable regulations, the Company will transfer the respective restricted stock to the beneficiary at no cost to him/her.

Furthermore, the Board of Directors may make the acquisition of rights related to the restricted shares subject to certain conditions and impose restrictions on their transfer. It may reserve for the Company buyback options and/or preference rights should the beneficiary sell these restricted shares.

While the Restricted Stocks/Performance Share rights are not fully acquired under the terms and conditions established above, the beneficiary may not engage, sell, grant or transfer, directly or indirectly, the Company shares acquired with his/her variable compensation.

i.       Criteria to set the acquisition or strike price

111

The Restricted Stock/Performance Shares Plan provides for the grant of shares, rather than stock options. The Restricted Stock/Performance Shares will be granted without any cost to the beneficiary, as per the terms and conditions described above.

j.       Criteria for setting the option term

The rights of the beneficiaries in relation to the Restricted Stock/Performance shares will only be fully acquired after the third anniversary of the grant date and if the conditions described in item “h” above are verified. The setting of the exercise period took into account market practices as well as the average period needed for the management of the beneficiaries to have an impact on the appreciation of the shares and the Company’s growth.

Furthermore, the Board of Directors may make the acquisition of rights related to the restricted shares subject to certain conditions and impose restrictions on their transfer. It may reserve for the Company buyback options and/or preference rights should the beneficiary sell these restricted shares.

k.        Settlement

In order to satisfy the grant of Restricted Stock/Performance Shares within the Plan, the Company may, subject to the law and applicable regulations, sell shares held in treasury through a private operation at no cost to the beneficiaries. The Board of Directors may also set the payment of such amount in cash or shares, under the form to be established in the respective Grant Contract.

l.       Restrictions on share transfers

If the restricted share rights were not fully acquired under the terms and conditions established in item “h” above, the beneficiary may not engage, sell, grant or transfer, directly or indirectly, the Company shares acquired with his/her variable compensation.

The Board of Directors may also impose restrictions on the transfer of the Restricted Stock/Performance Shares and may also reserve for the Company repurchase options and/or preemptive rights on the sales of these restricted shares.

m.        Criteria and events that will lead to the suspension, alteration or termination of the plan

The Board of Directors may decide to suspend the right to exercise the options, whenever situations that, under the prevailing law or regulations, restrict or prevent the trading of shares by the beneficiaries.

Any relevant amendments to the laws and regulations of corporations, public companies, labor legislations and/or tax effects of a stock grant plan may lead to a full review of the Restricted Stock Plan.

The Restricted Shares/Performance Shares Plan may be terminated at any time by a decision of the Company’s shareholders’ meeting.

n.        Effect of manager’s termination of employment with the Company on his/her rights arising from the stock-based compensation plan

According to the Restricted Stock/Performance Shares Plan, the rules applying to withdrawals from the Plan due to termination of employment are as follows:

1.        In the event of the beneficiary leaving the Company, the restricted shares that have not been fully acquired, will be automatically terminated, by right, regardless of prior advice or notification, and without any right to compensation.

112

2.        In the event of the beneficiary leaving the Company due to death, the restricted shares not fully acquired on the date of his/her dismissal will have their vesting period brought forward and, within the legal requirements and applicable regulations, the Company will transfer the respective restricted shares in the name of the beneficiary’s estate, or, if it has been ended, to the legal heirs and successors at no cost to them.

Regardless of the provisions in the above items, the Board of Directors may, at its sole discretion, whenever it believes that the corporate interests are better served by such a measure, not observe the rules stipulated in the above items and give a differentiated treatment to a determined beneficiary.

4)       Performance Stock Option Plan (discontinued on March 31, 2015)

a.       General terms and conditions

The Company’s Performance Stock Option Plan, approved by the General Shareholders’ Meeting held on April 3, 2014 and discontinued on March 31, 2015 was directed at statutory and non-statutory officers and others working for the Company and/or its subsidiaries who were eligible.

It is based on the concept of performance stock options, in which the Company provides executives with a right (rather than an obligation) to buy Company shares at pre-defined prices (strike prices), subject to pre-defined periods and conditions based on the goals achieved.

Approval of the list of participants and the number of options to be granted will be determined by the Board annually and be linked to achieving pre-defined results for the Company, the appreciation of the Company’s business and determined corporate goals. The participation of the executive in a cycle in which options are granted does not guarantee their participation in subsequent grants.

To determine the number of stock options, a calculation concept was used in which, once an expected appreciation of the Company's share prices and the corporate goals have been reached within the vesting period, the gain resulting from the option was equal to the executive’s target level of reward. In this concept, the participant only reached his/her potential gain if the shareholders’ expectations in the terms of the appreciation of the business were reached.

b.       Main objectives of the plan

The aim of the Stock Option Plan (Performance Stock Options) was to allow the beneficiaries, subject to certain conditions, to acquire Company shares to: (a) encourage the expansion, success and achievement of the Company´s social objectives; (b) align the interests of the Company shareholders to those of the beneficiaries; and (c) allow the Company or others under its control to attract and retain the beneficiaries.

c.       How the plan contributes to these objectives

By establishing a special competitive investment opportunity for its executives, the Company expects to align the beneficiaries’ actions to the shareholders’ and investors’ vision, placing the executives’ long-term variable compensation contingent upon the perpetuity of the business and, by doing so, promoting a sustainable and committed attitude among the beneficiaries of the plan.

d.       How the plan fits into the Company’s compensation policy

The Stock Options Plan (Performance Stock Options) was intended to top up the compensation package of its executives, reinforcing the level of attraction and retention of its main executives, as described in item 13.1 of this Reference Form.

e.       How the plan aligns the interests of the management and Company in the short, medium and long terms

113

The Stock Options Plan (Performance Stock Options) aimed to strengthen the expectation of the shareholder and investor in the Company to create the long-term vision and commitment in the executive to create value and sustainable results for the Company in the short, medium and long term.

The Stock Option Plan (Performance Stock Options) was discontinued.

f.       Maximum number of shares involved

The maximum number of shares included that may be the object of the stock options plan is equivalent to 0.5% of the total number of shares issued by the Company, corresponding to 4,362,366 shares on the date when it was discontinued. Within the scope of this plan, a total of 1,251,238 shares were granted. There are no options active from the total of the granted options within the scope of this plan as of December 31, 2015.

g.       Maximum number of stock options to be granted

The maximum number of options to be granted may not exceed the maximum number of shares that can be the object of the stock options plan, which is equivalent to 0.5% of the total number of shares issued by the Company, corresponding to 4,362,366 shares on the date when it was discontinued.

h.       Conditions for acquiring the shares

The Board of Directors, on an annual basis or whenever it deems fit, has fixed the strike price of each option and the payment conditions, establishing the terms and conditions of exercise of each option and imposed other conditions related to these options.

Each stock option entitled the beneficiary to acquire one share of the Company, subject to the terms and conditions stated in the respective option contract.

The granting of stock options under the Stock Options Plan (Performance Stock Options) is carried out through stock option contracts between the Company and the beneficiaries, which will specify, without prejudice to other conditions determined by the Board of Directors: (a) the number of options; (B) the Company's performance goals and other terms and conditions for acquiring the right to exercise the options; (c) the deadline for exercising the options; and (d) the strike price and payment terms.

The Board of Directors was allowed to make the exercise of the stock option subject to certain conditions, as well as impose lock-up periods for trading part of the shares and other restrictions on the transfer of shares acquired through the stock option plan, and reserve for the Company repurchase options and/or preemptive rights on the sale of these shares.

Stock option contracts have been signed individually with each beneficiary, whereby the Board of Directors must establish special terms and conditions for each stock option contract, without having to apply any rule of equality or analogy to the beneficiaries, even in cases of similar or identical situations.

The beneficiary who wishes to exercise the option must notify the Company in writing of his/her intention to do so and indicate the number of options he/she wishes to exercise, in line with the communication model to be disclosed by the Board of Directors.

i.       Criteria to set the acquisition or strike price

The strike price of the stock options was determined by the Board of Directors on the grant date, provided that it could never be lower than the average price of the Company's shares on the B3, weighted by the trading volume in the last 20 trading sessions prior to the grant date, restated according to the index chosen by the Board of Directors.

j.       Criteria for setting the strike period

114

The setting of the strike period took into account market practices and the average time needed for the beneficiaries’ management to bring about an appreciation of the shares and the Company’s growth.

Without prejudice to other terms and conditions established in the respective option contracts, the options will become exercisable after a vesting period of at least 18 months and a maximum of 24 months from the grant date, at the choice of the Board of Directors.

The options will be exercisable until the last business day of the calendar year in which the 4th anniversary of the grant date is completed. Options not exercised within the stipulated terms and conditions will be considered automatically terminated, without any right to compensation.

k.        Settlement

The shares which are the object of the options will come, as decided the Board of Directors, from the issue of new shares within the limit of the authorized capital or from shares held in treasury.

l.       Restrictions on share transfers

The Board of Directors was allowed to make the exercise of the stock option subject to certain conditions, as well as impose lock-up periods for trading part of the shares and other restrictions on the transfer of shares acquired through the stock option plan, and reserve for the Company repurchase options and/or preemptive rights on the sale of these shares.

m.        Criteria and events that will lead to suspension, alteration or termination of the plan

The Board of Directors was empowered to determine the suspension of the right to exercise the options whenever it found any situations restricting or preventing the beneficiaries’ trading of shares, as per the laws or regulations applicable.

The Board of Directors, acting in the interest of the Company and its shareholders, may revise the terms of the plan, provided it does not change its basic principles. Any significant legal change regarding the regulation of corporations, public companies, in the labor legislation and/or tax effects of an options plan, may lead to a full review of the plan.

The plan may be terminated at any time by the Company’s shareholders’ meeting.

n.        Effect of manager’s termination of employment with the Company on his/her rights arising from the stock-based compensation plan

The rules in the Stock Options Purchase Plan (Performance Stock Options) covering employment terminations are as follows:

1.        In the event of the beneficiary leaving the Company at its wish through dismissal with cause or removal from his/her position for violating the managerial duties and responsibilities, all the options already exercised or not yet exercised under the respective option contract, on the date of his/her departure, will be automatically terminated, by right, regardless of prior advice or notification, and without any right to compensation.

2.        In the event of the beneficiary leaving the Company at its wish as a result of being dismissed without cause or being dismissed from his/her position without any violation of the duties and responsibilities of a manager, or by the beneficiary’s own wish, resigning from the job and his/her position as manager: (i) the options not yet exercised under the respective option contract, on the date of his/her dismissal, would become exercisable in proportion to the vesting period in which the beneficiary had worked for the Company provided the conditions laid down in the respective option contract are satisfied and may be exercised within a period of 30 days from the dismissal date, after which they will be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation; and (ii) the options that are exercisable in line with the respective option contract, on the date of his/her dismissal, may be exercised, within a period of 30 days from the dismissal date, after which they will be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation.

115

3.        In the event of the beneficiary leaving the Company due to retirement or permanent disability: (i) the options not yet exercisable under the respective option contract, on the date of his/her dismissal, would become exercisable in proportion to the vesting period in which the beneficiary had worked for the Company provided the conditions laid down in the respective option contract are satisfied and could be exercised within a period of 60 days from the dismissal date, after which they will be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation; and (ii) the options already exercised in line with the respective option contract, on the date of his/her dismissal, would remain valid and may be exercised within the terms of the plan and respective option contract.

4.        In the event of the beneficiary leaving the Company due to death: (i) the options not yet exercisable under the respective option contract, on the date of his/her dismissal, would become exercisable in proportion to the vesting period in which the beneficiary had worked for the Company provided the conditions laid down in the respective option contract are satisfied and could be exercised within a period of 12 months from the date of the end of the vesting period, after which they will be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation; and (ii) the options that are exercisable in line with the respective option contract, on the date of his/her death, could be exercised, within a period of 12 months from the dismissal date by the beneficiary’s legal heirs and successors, after which they would be automatically terminated by right, regardless of prior advice or notification, and without any right to compensation.

116

13.5 - Compensation based on shares of the Board of Directors and Board of Officers

The members of the Company’s Board of Directors are entitled to compensation based on shares as of the Fiscal Year of 2018.

In relation to the Restricted Stocks Plan, approved at the Ordinary and Extraordinary General Shareholders’ Meeting of April 8, 2015, there is no granting of a buy option but, in fact, the transfer of Company shares pursuant to the conditions described in item 13.4 above.

YEAR: 2020 – Forecast for the current fiscal year	Board of Directors
b. total number of members	10	10	10
c. number of compensated members	1	1	1
d. In relation to every grant of options to buy shares	Restricted Stock 2019	Restricted Stock 2020	Restricted Stock 2021
i - grant date	08/06/2018	01/05/2020	01/05/2020
ii — number of options granted	100,490	359,293	141,940
iii — period for the options to become exercisable	N/A	N/A	N/A
iv — maximum period to exercise the options	N/A	N/A	N/A
v – restricted period for transfer of shares	33% - 01/06/2020 33% - 01/06/2021 33% - 01/06/2022	50% - 01/05/2021 50% - 01/05/2022	1/3 in 01/07/2022 1/3 in 01/07/2023 1/3 in 01/07/2024
vi — average weighted price of the exercise of each one of the following groups of shares	N/A	N/A	N/A
Open at the start of the financial year	N/A	N/A	N/A
Lost during the financial year	N/A	N/A	N/A
Exercised during the financial year	N/A	N/A	N/A
Expired during the financial year	N/A	N/A	N/A
e. fair value of the options on the grant date (in BRL)	Not applicable	Not applicable	Not applicable
f. potential dilution in case all options granted are exercised	0.01%	0.04%	0.02%

YEAR: 2020 - Forecast for the current fiscal year	Board of Officers
b. total number of members	8	8	8	8	8	8	8	8	8	9
c. number of compensated members	6	6	6.17	6.17	6.17	4.33	4.33	8	7.8	9
d. In relation to every grant of options to buy shares	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Stock 2017	Grant 2017 — Extra II	Restricted Stock	Restricted Stock 2018 — Extra 2	Restricted Stock / Performance Shares	Restricted Stock / Performance Shares
						2018				Restricted Stock / Performance Shares
i - grant date	28/04/2016	31/05/2016	30/03/2017	31/08/2017	01/12/2017	18/06/2018	01/10/2018	01/06/2019	01/06/2020	01/07/2021
ii — number of options granted	3,200,000	693,860	150,000	187,333	290,771	135,000	319,030	429,854	923,005	1,353,521
iii — period for the options to become exercisable	2017 — 1/4 of the options	2017 — 1/4 of the options	2018 — 1/4 of the options	2018 — 30% of the options	2018 — 1/4 of the options	50% - 18/06/2019	1/3 on 01/10/2019	1/3 on 01/06/2020	1/3 on 01/06/2021	1/3 on 01/07/2022
	2018 — 2/4 of the options	2018 — 2/4 of the options	2019 — 2/4 of the options	2019 — 70% of the options	2019 — 2/4 of the options	50% - 18/06/2020	1/3 on 01/10/2020	1/3 on 01/06/2021	1/3 on 01/06/2022	1/3 on 01/07/2023
	2019 — 3/4 of the options	2019 — 3/4 of the options	2020 — 3/4 of the options		2020 — 3/4 of the options		1/3 on 01/10/2021	1/3 on 01/06/2022	1/3 on 01/06/2023	1/3 on 01/07/2024
	2020 — 4/4 of the options	2020 — 4/4 of the options	2021 — 4/4 of the options		2021 — 4/4 of the options

iv — maximum period to exercise the options	28/04/2022	31/05/2022	30/03/2023	N/A	01/12/2023	N/A	N/A	N/A	N/A	N/A
v – restricted period for transfer of shares	1 year	1 year	1 year	N/A	1 year	N/A	N/A	N/A	N/A	N/A
vi — average weighted price of the exercise of each one of the following groups of shares
Open at the start of the financial year	57.65	47.68	N/A	Not applicable	N/A	Not applicable	Not applicable	Not applicable	Not applicable	Not applicable
Lost during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
e. fair value of the options on the grant date (in BRL)	9.21	10.97	9.45	41.85	7.91	20	21.44	30.61	21.28	*23.29
f. potential dilution in case all options granted are exercised	0.39%	0.09%	0.02%	0.02%	0.04%	0.02%	0.04%	0.07%	0.10%	0.10%

*Stock price base on the average of the last 20 trading prices from February 18th to March 17th of 2021 for the projection of allocation.

117

YEAR: 2020	Board of Directors
b. total number of members	10	10
c. number of remunerated members	1	1
d. In relation to every grant of options to buy shares	Restricted Stock 2019	Restricted Stock 2020
i - grant date	08/06/2018	01/05/2020
ii — number of options granted	100,490	359,293
iii — period for the options to become exercisable	N/A	N/A
iv — maximum period to exercise the options	N/A	N/A
v – restricted period for transfer of shares	33% - 01/06/2020 33% - 01/06/2021 33% - 01/06/2022	50% - 01/05/2021 50% - 01/05/2022
vi — average weighted price of the exercise of each one of the following groups of shares	N/A	N/A
Open at the start of the financial year	N/A	N/A
Lost during the financial year	N/A	N/A
Exercised during the financial year	N/A	N/A
Expired during the financial year	N/A	N/A
e. fair value of the options on the grant date (in BRL)	Not applicable	Not applicable
f. potential dilution in case all options granted are exercised	0.01%	0.04%

118

YEAR: 2020	Board of Officers
b. total number of members	8	8	8	8	8	8	8	8	8
c. number of compensated members	6	6	6.17	6.17	6.17	4.33	4.33	8	7.8
d. In relation to every grant of options to buy shares	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Stock 2017	Grant 2017 — Extra II	Restricted Stock	Restricted Stock 2018 — Extra 2	Restricted Stock / Performance Shares	Restricted Stock / Performance Shares
						2018
i - grant date	28/04/2016	31/05/2016	30/03/2017	31/08/2017	01/12/2017	18/06/2018	01/10/2018	01/06/2019	01/06/2020
ii — number of options granted	3,200,000	693,860	150,000	187,333	290,771	135,000	319,030	429,854	923,005
iii — period for the options to become exercisable	2017 — 1/4 of the options	2017 — 1/4 of the options	2018 — 1/4 of the options	2018 — 30% of the options	2018 — 1/4 of the options	50% - 18/06/2019	1/3 on 01/10/2019	1/3 on 01/06/2020	1/3 on 01/06/2021
	2018 — 2/4 of the options	2018 — 2/4 of the options	2019 — 2/4 of the options	2019 — 70% of the options	2019 — 2/4 of the options	50% - 18/06/2020	1/3 on 01/10/2020	1/3 on 01/06/2021	1/3 on 01/06/2022
	2019 — 3/4 of the options	2019 — 3/4 of the options	2020 — 3/4 of the options		2020 — 3/4 of the options		1/3 on 01/10/2021	1/3 on 01/06/2022	1/3 on 01/06/2023
	2020 — 4/4 of the options	2020 — 4/4 of the options	2021 — 4/4 of the options		2021 — 4/4 of the options

iv — maximum period to exercise the options	28/04/2022	31/05/2022	30/03/2023	N/A	01/12/2023	N/A	N/A	N/A	N/A
v – restricted period for transfer of shares	1 year	1 year	1 year	N/A	1 year	N/A	N/A	N/A	N/A
vi — average weighted price of the exercise of each one of the following groups of shares
Open at the start of the financial year	57.65	47.68	N/A	Not applicable	N/A	Not applicable	Not applicable	Not applicable	Not applicable
Lost during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
e. fair value of the options on the grant date (in BRL)	9.21	10.97	9.45	41.85	7.91	20	21.44	30.61	21.28
f. potential dilution in case all options granted are exercised	0.39%	0.09%	0.02%	0.02%	0.04%	0.02%	0.04%	0.07%	0.10%

119

YEAR: 2019	Board of Directors
b. total number of members	10	10
c. number of compensated members	1	1
d. In relation to every grant of options to buy shares	Restricted Stock 2018	Restricted Stock 2019
i - grant date	08/06/2018	08/06/2018
ii — number of options granted	276,000	100,490
iii — period for the options to become exercisable	N/A	N/A
iv — maximum period to exercise the options	N/A	N/A
v – restricted period for transfer of shares	50% - 08/06/2019 50% - 08/06/2019	33% - 01/06/2020 33% - 01/06/2021 33% - 01/06/2022
vi — average weighted price of the exercise of each one of the following groups of shares	N/A	N/A
Open at the start of the financial year	Not applicable	Not applicable
Lost during the financial year	N/A	N/A
Exercised during the financial year	N/A	N/A
Expired during the financial year	N/A	N/A
e. fair value of the options on the grant date (in BRL)	22.29	30.61
f. potential dilution in case all options granted are exercised	0.03%	0.01%

YEAR: 2019	Board of Officers
b. total number of members	8	8	8	8	8	8	8	8
c. number of compensated members	6.00	6.00	6.17	6.17	6.17	4.33	4.33	8
d. In relation to every grant of options to buy shares	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Stock 2017	Grant 2017 — Extra II	Restricted Stock 2018	Restricted Stock 2018 — Extra 2	Restricted Stock / Performance Shares
i - grant date	28/04/2016	31/05/2016	30/03/2017	31/08/2017	01/12/2017	18/06/2018	01/10/2018	01/06/2019
ii — number of options granted	3,200,000	693,860	150,000	187,333	290,771	135,000	319,030	429,854
iii — period for the options to become exercisable	2017 — 1/4 of the options 2018 — 2/4 of the options 2019 — 3/4 of the options 2020 — 4/4 of the options	2017 — 1/4 of the options 2018 — 2/4 of the options 2019 — 3/4 of the options 2020 — 4/4 of the options	2018 — 1/4 of the options 2019 — 2/4 of the options 2020 — 3/4 of the options 2021 — 4/4 of the options	2018 — 30% of the options 2019 — 70% of the options	2018 — 1/4 of the options 2019 — 2/4 of the options 2020 — 3/4 of the options 2021 — 4/4 of the options	50% - 18/06/2019 50% - 18/06/2020	1/3 on 01/10/2019 1/3 on 01/10/2020 1/3 on 01/10/2021	1/3 on 01/06/2020 1/3 on 01/06/2021 1/3 on 01/06/2022
iv — maximum period to exercise the options	28/04/2022	31/05/2022	30/03/2023	N/A	01/12/2023	N/A	N/A	N/A
v – restricted period for transfer of shares	1 year	1 year	1 year	N/A	1 year	N/A	N/A	N/A
vi — average weighted price of the exercise of each one of the following groups of shares
Open at the start of the financial year	57.65	47.68	N/A	Not applicable	N/A	Not applicable	Not applicable	Not applicable
Lost during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
e. fair value of the options on the grant date (in BRL)	9.21	10.97	9.45	41.85	7.91	20.00	21.44	30.61
f. potential dilution in case all options granted are exercised	0.39%	0.09%	0.02%	0.02%	0.04%	0.02%	0.03%	0.07%

120

YEAR: 2018	Board of Officers
b. total number of members	4,33	4,33	4,33	4,33	4,33	4,33	4,33
c. number of compensated members	4,33	4,33	4,33	4,33	4,33	4,33	4,33
d. In relation to every grant of options to buy shares	Grant 2016 I	Grant 2016 II	Grant 2017 - Extra	Restricted Stock 2017	Grant 2017 — Extra II	Restricted Stock 2018	Restricted Stock 2018 — Extra 2
i - grant date	28/04/2016	31/05/2016	30/03/2017	31/08/2017	01/12/2017	18/06/2018	01/10/2018
ii — number of options granted	3,200,000	693,860	150,000	187,333	290,771	135,000	319,030
iii — period for the options to become exercisable	2017 — 1/4 of the options 2018 — 2/4 of the options 2019 — 3/4 of the options 2020 — 4/4 of the options	2017 — 1/4 of the options 2018 — 2/4 of the options 2019 — 3/4 of the options 2020 — 4/4 of the options	2018 — 1/4 of the options 2019 — 2/4 of the options 2020 — 3/4 of the options 2021 — 4/4 of the options	2018 — 30% of the options 2019 — 70% of the options	2018 — 1/4 of the options 2019 — 2/4 of the options 2020 — 3/4 of the options 2021 — 4/4 of the options	50% - 18/06/2019 50% - 18/06/2020	1/3 on 01/10/2019 1/3 on 01/10/2020 1/3 on 01/10/2021
iv — maximum period to exercise the options	28/04/2022	31/05/2022	30/03/2023	N/A	01/12/2023	N/A	N/A
v – restricted period for transfer of shares	1 year	1 year	1 year	N/A	1 year	N/A	N/A
vi — average weighted price of the exercise of each one of the following groups of shares
Open at the start of the financial year	57.65	47.68	N/A	Not applicable	N/A	Not applicable	Not applicable
Lost during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Exercised during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Expired during the financial year	N/A	N/A	N/A	N/A	N/A	N/A	N/A
e. fair value of the options on the grant date (in BRL)	9.21	10.97	9.45	41.85	7.91	20.00	21.44
f. potential dilution in case all options granted are exercised	0.39%	0.09%	0.02%	0.02%	0.04%	0.02%	0.03%

121

13.6 - Information on the outstanding options held by the board of directors and the board of officers

The members of the Company’s Board of Directors were then entitled to stock-based compensation as of the Fiscal Year of 2018. At the moment, there are no outstanding options for the Board of Directors as of the date of this Form.

Regarding the Restricted Stocks Plan, approved at the General and Special Shareholders’ Meeting of April 8, 2015, there is no granting of a stock option but the transfer of Company shares pursuant to the conditions described in item 13.4 above.

With respect to the open options as of December 31, 2020, the information of the options held by the Board of Officers are indicated below:

2020		Board of Officers
Grant year	Grant 2016	Grant 2016 I	Grant 2017 — Extra	Restricted Stock 2017	Grant 2017 — Extra II	Restricted Shares 2018	Restricted Stock 2018 – Extra II	Restricted Shares / Performance Shares - 2019	Restricted Shares / Performance Shares - 2019
b. total number of members	8	8	8	8	8	8	8	8	8
c. number of compensated members	1	0	0	6.17	0	6.17	4.33	1	8
d. In relation to the options not yet exercisable
i — amount	8,545	0	0	0	0	135,000	319,030	100,490	429,854
ii — date on which they will become exercisable	8,545 on 28/04/2026	N/A	N/A	N/A	N/A	67,500 on 18/06/2019 67,500 on 18/06/2020	1/3 on 01/10/2019 1/3 on 01/10/2020 1/3 on 01/10/2021	1/3 on 01/06/2020 1/3 on 01/06/2021 1/3 on 01/06/2022	1/3 on 01/06/2020 1/3 on 01/06/2021 1/3 on 01/06/2022
iii – maximum period to exercise options	28/04/2022	31/05/2022	30/03/2023	N/A	01/12/2023	N/A	N/A	N/A	N/A
iv – restricted period for transfer of shares	1 year	1 year	1 year	N/A	1 year	N/A	N/A	N/A	N/A
v – average weighted price of the exercise	58.53	48.41	38.75	Not applicable	41.87	N/A	N/A	N/A	N/A
vi – fair value of the options on the last day financial year[1]	9.21	10.97	9.21	Not applicable	10.97	N/A	N/A	N/A	N/A
e. in relation to exercisable options[1]
i — amount	8,545	0	-	-	-	-	-	-	-
ii – maximum period to exercise options	28/04/2022	31/05/2022	30/03/2023	-	01/12/2023	-	-	-	-
iii – restricted period for transfer of shares	1 year	1 year	1 year	-	1 year	-	-	-	-
iv – average weighted price of the exercise²	58.53	48.41	N/A	-	N/A	-	-		-
v – fair value of the options on the last day financial year[3]	9.21	10.97	9.45	-	7.91	-	-
vi – fair price of all the options on the last day of the financial year	BRL 78,699.45	N/A	N/A	-	N/A	-	-

122

13.7 — Options exercised, and shares delivered relative to the share-based compensation of the Board of Directors and the Board of Officers

The members of the Company’s Board of Directors are entitled to compensation based on shares as of the Fiscal Year of 2018.

Options exercised – Financial year ended on 31/12/2020	Board of Directors	Board of Officers
Number of members	10	8
number of remunerated members	1	8
Options Exercised
Number of shares	N/A	N/A
Average weighted price in the year	N/A	N/A
Total amount of the difference between the exercise value and the market value of the options exercised	N/A	N/A
Shares delivered
Number of shares	359,293	923,005
Average weighted price of acquisition	N/A	N/A
Difference between the exercise value and the market value of the options acquired	N/A	N/A
Options exercised – Financial year ended on 31/12/2019	Board of Directors	Board of Officers

Number of members	10	8
number of remunerated members	1	8
Options Exercised
Number of shares	N/A	N/A
Average weighted price in the year	N/A	N/A
Total amount of the difference between the exercise value and the market value of the options exercised	N/A	N/A
Shares delivered
Number of shares	100,490	429,854
Average weighted price of acquisition	N/A	N/A
Difference between the exercise value and the market value of the options acquired	N/A	N/A

Options exercised – Financial year ended on 31/12/2018	Conselho de Administração	Diretoria Estatutária

Number of members	8	8
number of remunerated members	6.17	4.33
Options Exercised	N/A	N/A
Number of shares	N/A	N/A
Average weighted price in the year	N/A	N/A
Total amount of the difference between the exercise value and the market value of the options exercised	N/A	N/A
Shares delivered
Number of shares	135,000	319,030
Average weighted price of acquisition	N/A	N/A
Difference between the exercise value and the market value of the options acquired	N/A	N/A

123

13.8 - Information needed to understand the figures presented in items 13.5 to 13.7 – Pricing method used for the shares and options

(a)       Pricing model

Stock Option Plans: The Black-Scholes-Merton model is used to price the Options.

Restricted Stocks Plan with grants before October, 2018: The average amount of the closing price of shares at trading held on the granting date is used to price the Options.

Restricted Stocks Plan with grants before October, 2018, including: For pricing purposes, the average closing price of stocks is set in the 20 trading sessions preceding the grant date.

(b)       Data and assumptions used in the pricing model, including the average weighted price of the shares, strike price, expected volatility, option term, expected dividends and risk-free rate of return

Stock Option Plans:

Considering that the amounts related to the cycle of grants are related to options granted until the date of this Reference Form, the following assumptions for the pricing of target stock options of the Company’s Stock Option Plan were used:

✓	Share price: the closing price in the trading session prior to the date the option was granted (B3 - ticker BRFS3);
✓	Strike price: Result of the average closing price (B3 – ticker BRFS3) of the last 20 trading sessions prior to the grant date of the options, restated by the IPCA index;
✓	Term of option: The options granted within the Stock Options Plan may be exercised by the participants, within the minimum vesting periods established below:
1)	Stock Option Plan in force, approved at the General and Special Shareholders’ Meeting of 08/04/15, and modified at the General Ordinary and Extraordinary Shareholders´ Meeting of 27/04/20: (a) up to 1/4 of the total options may be exercised one year after the grant contract date; (b) up to 2/4 of the total options may be exercised two years after the grant contract date; (c) up to 3/4 of the total options may be exercised three years after the grant contract date; (d) all the options may be exercised four years after the grant contract date; and (e) the maximum period is six years after authorization to exercise the options;
2)	Under the Stock Options Plan (Performance Stock Options) discontinued on March 31, 2015: the options will become exercisable after a minimum vesting period of 18 months and maximum of 24 months from the grant date, as defined by the Board of Directors;
✓	Risk-Free Rate of Return: the Risk-Free rate of return of choice is the NTN-B (Brazilian Treasury Note) available on the date of pricing and with the same maturity as the options;
✓	Dividend rate: considered to be the Company’s historic dividends payment over the last two years; and
✓	Volatility of nominal shares issued by the Company: The Company uses the weighted volatility of its nominal shares to set the volatility rate.

Restricted Stocks Plan

124

Not applicable to the calculation models or premises since differently from the stock options, the number of shares is fixed upon the definition of the compensation amount. After such definition, the amount is converted into number of shares, considering its market value.

(c)       Method used and assumptions adopted to incorporate the expected effects of the early exercise

Stock Option Plans:

According to the pricing methodology of the target options (Black-Scholes-Merton) and the characteristics of the Company’s Stock Options Plan, no assumptions were used to incorporate the effects of early exercises.

Restricted Stocks Plans:

Not applicable.

(d)       Method of determining the expected volatility

Stock Option Plans:

The Company uses the historic volatility of its nominal shares to set the volatility rate.

Restricted Stocks Plans:

Not applicable.

(e)       Any other option feature that may have been included in the assessment of fair value

Stock Option Plans:

Not applicable.

Restricted Stocks Plan

Not applicable.

125

13.9 — Interests in shares, quotas and other convertible securities held by the management and fiscal council members — grouped by body

Interests in shares, quotas and other convertible securities held by the management and fiscal council members, either directly or indirectly, grouped by body, as of the closing date of the last year are as follows:

	Common Shares Issued by the Company	ADRs linked to Common Shares Issued by the Company
Board of Directors	6,865,302	0
Board of Officers	605,902	0
Fiscal Council	600	0

126

13.10 - Information on pension plans granted to members of the Board of Directors and Board of Officers

	Board of Directors	Board of Officers
b. number of members	9.42	1	7	0
c. number of compensated members	0	0	0	0
d. Name of the Plan	N/A	Benefits Plan II (closed to new members)	Benefits Plan III (open to new members)	FAF Benefits Plan (closed to new members)
e. number of management members who meet the conditions to retire¹	N/A	0	0	0
f. conditions for early retirement	N/A	- 55 years of age; - 3 years of credited service (participation in the plan); - Termination of employment with the Sponsor	- 55 years of age; - 3 years of credited service (participation in the plan); - Termination of employment with the Sponsor

- Have met the 10-year contribution period to the plan;

- Be on retirement benefit for the period of contribution granted by the Official Social Security Regime;

- Termination of employment with the Sponsor.

g. updated amount of the accumulated contributions in the pension plan to the close of the last financial year, excluding the amounts related to contributions made directly by the management²	N/A	BRL 849,984.37	BRL 2,670,538.96	N/A
h. total amount of the accumulated contributions in the pension plan to the close of the last financial year, excluding the amounts related to contributions made directly by the management	N/A	BRL 94,344.25	BRL 870,671.68	BRL 0,00
i. if and under what conditions early redemption can be made	N/A	No early redemption is expected, except on termination of employment.	No early redemption is expected, except on termination of employment.	No early redemption is expected, except on termination of employment.

¹ Fulfills the conditions but termination of employment is required.

² Total amount of the employer’s contributions (since joining the Plan) plus the return.

127

13.11 - Maximum, minimum and average compensation of the Board of Directors, Board of Officers and Fiscal Council

	Board of Officers			Board of Directors			Fiscal Council
	31/12/2020	31/12/2019	31/12/2018	31/12/2020	31/12/2019	31/12/2018	31/12/2020	31/12/2019	31/12/2018
Number of members	8	8	4.3	10	10	10	3	3	3
Number of compensated members	8	8	4.3	10	10	9.66	3	3	3
Highest compensation (in BRL)	13,409,440.5	10,105,934.6	4,842,479.5	12,878,285.1	9,745,064.2	1,472,400.0	204,000.0	198,830.0	197,646.0
Lowest compensation (in BRL)	4,118,809.6	4,181,110.2	4,842,479.5	480,000.0	480,000.0	480,000.0	168,000.0	173,438.0	117,000.0
Average compensation (in BRL)	8,634,375	9,434,781.2	9,312,626.6	2,013,438.3	2,083,839.1	1,506,112.9	177,616.7	177,000.0	203,858.3

Note

Board of Directors, Fiscal Council and Non-Statutory Officers
31/12/2020

For the highest and the lowest individual compensation, the members who had held their position for less than 12 months were excluded, as per specific instruction set forth in this item.

For the average compensation, all the elements informed in item 13.2 are considered.

31/12/2019

For the highest and the lowest individual compensation, the members who had held their position for less than 12 months were excluded, as per specific instruction set forth in this item.

For the average compensation, all the elements informed in item 13.2 are considered.

31/12/2018

For all of the bodies, the member with the highest individual compensation exercised the position for 12 months.

For the lowest individual compensation, the members who had held their position for less than 12 months were excluded.

For the average compensation, all the elements informed in item 13.2 are considered.

128

13.12 - Mechanisms of compensation or indemnification for management in the event of severance or retirement

The Company executed contractual arrangements with certain officers that provide the payment of indemnification to the officer, for the term of 3 (three) years counted from the end of the relation with the Company, as a form to compensate for the prohibition of the practice of acts considered as competitive to the Company. Such mechanism is intended to reduce the financial impacts of the managers due to the limitations applied in their professional field upon the execution of the agreement. If the indemnification becomes due, there will be no relevant financial impacts for the Company.

For further information on insurance policies and/or indemnity contracts, see section 12.11 of this Reference Form.

129

13.13 - Percentage of total compensation held by managers and members of the fiscal council who are related parties to the controlling shareholders

Over the last three financial years, there was no percentage of the total compensation of each body recognized in the result of related parties to the direct or indirect controlling shareholders, as the Company’s control is diffuse and therefore it has no direct or indirect controlling shareholders.

130

13.14 - Compensation of managers and members of the fiscal council, grouped by body, received for any reason other than their corporate function

Over the last three fiscal years, there was no amount recognized in the result as compensation for members of the Board of Directors, the Board of Officers or Fiscal Council for any reason other than their corporate function, such as, for example, commissions and advisory or consulting fees.

131

13.15 - Compensation of managers and members of the Fiscal Council recognized in the direct or indirect controlling shareholders’ results of companies under common control and subsidiaries of the Company

Over the past three fiscal years, no amount was recognized in the direct or indirect controlling shareholders’ results, of companies under common control and subsidiaries of the Company, as compensation for the members of the Board of Directors, the Board of Officers or the Fiscal Council of the Company.

132

13.16 — Other relevant information

There is no other information that the Company deems relevant with respect to Section 13 of the Reference Form.

133

BRF S.A.

Appendix IV - Information on candidates for the positions of members of the Fiscal Council (Items 12.5 to 12.10 of the Reference Form, according to CVM Instruction No. 480, of December 7, 2009)

III.2 INFORMATION ON THE NAMES FOR POSTS IN THE COMPANY’S FISCAL COUNCIL

12.5 Composition and professional experience of the candidates to the positions of members of the Board of Directors

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Attilio Guaspari	20/10/1946	Belongs only to the Fiscal Council	04/27/2020	AGO/2021
610.204.868-72	Civil Engineer	45 - CF (Effective)	04/27/2020	No
No	15th term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Maria Paula Soares Aranha	02/08/1957	Belongs only to the Fiscal Council	04/27/2020	AGO/2021
035.859.048-58	Banking and Economist	45 - CF (Effective)	04/27/2020	No
No	2nd term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
André Vicentini	05/25/1981	Belongs only to the Fiscal Council	04/27/2020	AGO/2021
283.726.668-06	Mechanical production engineer	45 - CF (Effective)	04/27/2020	no
No	4th term of office	Yes

134

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Marcus Vinicius Dias Severini (sitting member)	02/07/1957	Belongs only to the Fiscal Council	N/A	N/A
632.856.067-20	Accountant and Electrical Engineer	48 - CF (Alternate)	N/A	No
No	0	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Monica Hojaij Carvalho Molina	07/05/1969	Belongs only to the Fiscal Council	04/27/2020	AGO/2021
137.295.488-08	Administrator	48 - CF (Alternate)	04/27/2020	No
No	2nd term of office	Yes

Name	Date of birth	Administration body	Election date	Term of Office
Tax Number (CPF)	Profession	Elective position held	Entry Date	Elected by the controller
Other positions held in the issuer	Consecutive terms	Independent Member
Valdecyr Maciel Gomes	06/13/1962	Belongs only to the Fiscal Council	04/27/2020	AGO/2021
718.224.887-53	Lawyer	48 - CF (Alternate)	04/27/2020	No
No	3rd term of office	Yes

135

Attilio Guaspari - 610.204.868-72

Mr. Attilio holds a degree in engineering from the Polytechnic School of the University of São Paulo - USP and a master’s degree in Administration Sciences from UFRJ. He was a member of the Audit Committee of the National Development Bank --BNDES and Chairman of the Fiscal Council and Fiscal Council of Perdigão and BRF, with the appointment of a financial specialist for the audit committee. He has extensive experience in the position of Internal Audit Officer, as Financial Director and member of the board of directors. Mr. Attilio has not suffered, in the last five years, any (i) criminal conviction, (ii) in a CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a professional activity or any commercial.

Maria Paula Soares Aranha - 035.859.048-58

Ms. Maria Paula holds a bachelor’s degree in business administration from FGV-EAESP, a postgraduate degree in business administration from FGV-EAESP, a postgraduate degree in accounting sciences from FGV-RJ, a master’s degree in Business Administration from the University of São Paulo - USP and a master’s degree in controllership and accountability by FEA / USP. Ms. Maria Paula was member of the Board of Directors of Fibria S.A. for five years (2013-2018), acting as coordinator of the Statutory Audit Committee since it’s implementation. Ms. Maria Paula also acted as member of the Board of Directors (2016-2018) and coordinator of the Audit Committee of Paranapanema S.A., member of the Fiscal Council of Fibria Celulose S.A. (2011-2013) and Invepar S.A. (2016-2018). Currently, Ms. Maria Paula act as member of the Fiscal Council of BRF S.A., member of the Audit and Risk Committee of Grupo Hapvida, as specialist in risk management and studies of the financial statements. Ms. Maria Paula is a certified Board Member by the ICSS-A, with participation in the commission of Management of Risks and Controls of Brazilian Institute of Corporate Governance (“IBGC”) and participation in the Board Members of EY. Ms. Maria Paula is a specialist adviser in controllership, internal controls and systems of corporate management. Mrs. Aranha was an employee of Banco do Brasil from 1981 to 2007, having held the position of Executive Manager of the Controllership Board and Distribution Board and has experience with financial institutions, both in the conception of models and in the implementation and development of tools and management systems. Also has experience with planning and budget, costs, management accounting, risks management, management in the area of distribution of bank services, and management of agency network, of service terminals, of the process and of service to clients. Ms. Maria Paula has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from practicing an activity professional or commercial.

André Vicentini - 283.726.668-06

Graduated in Mechanical Production Engineering from the Polytechnic School of the University of São Paulo - USP (2003). ALM Specializations ( Asset Liability Management ) and in Risk Management by the BM & FBOVESPA Educational Institute (2010 and 2012). Acting as Treasurer and Investiment Officer, Mr. André Vicentini has more than 20 years of experience financial management of several companies, as B3 – Brasil, Bolsa, Balcão, Telefônica S.A., Perdigão S.A. and Banco Votorantim. Mr. André has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a professional activity or any commercial.

136

Marcus Vinicius Dias Severini - 632.856.067-20

Mr. Marcus Severini holds a degree in Accounting Sciences from UniverCidade and Electrical Engineering from Universidade Federal Fluminense and postgraduated in Electrical Engineering from SUAm – Sociedade Universitária Augusto Mota. Mr. Marcus Severini has 12 years of experience in consulting and auditing work, acquired in a multinational company, the Arthur Andersen S/C. Mr. Marcus Severini acted as Controller Officer at Vale S.A., in the period between May 2007 and March 2015, where he joined in October 1994, holding several positions. In addition, Mr. Marcus Severini was Chairman of the Board of Directors of Fundação Vale do Rio Doce e Seguridade Social – VALIA (2007-2015). Mr. Marcus Severini held positions as member of the Fiscal Council of companies as Millis Estuturas e Serviços de Engenharia S.A. (2015–2018), BRF S.A. (2015–2019) and Vale S.A. (2017-2019). Currently, he acts as member of the Audit Committee at Fundação Vale do Rio Doce Seguridade Social – VALIA and OceanPact Serviços Marítimos S.A. Mr. Marcus has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from practicing a professional activity or any commercial.

Mônica Hojaij Carvalho Molina - 137.295.488-08

Ms. Mônica Molina holds a degree in Business Administration from FEA-USP and postgraduate degree in Marketing from ESPM-SP. She has over 20 years of professional experience, including positions as statutory director, in medium and large companies - Agribusiness (Louis Dreyfus Group, Bertin), Telecommunications and Technology (BellSouth Intl, Datasul, Bematech, CSU) and White Line (Whirlpool). With double certification by IBGC, he has a seat on the Board of Directors of the state-owned Dataprev since July 2018 and on the Advisory Board of the Omni Group since May 2018. In 2016, he was an independent member of the Fiscal Council of CSU CardSystem. Elected by minority shareholders, she served as an alternate member of the Fiscal Council of the following publicly-held companies: Sonae Sierra, Mahle Metal Leve, SLC Agrícola, Lojas Americanas and Tegma Logística. Coauthor and teacher in the CFO Strategist course, in Executive Education at Insper-SP. Currelty acts as senior advisor in Business Strategy and M&A, as a managing partner of Condere since 2013. Ms. Mônica Molina has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified her from the practice of an activity professional or commercial.

Valdecyr Maciel Gomes - 718.224.887-53

Mr. Valdecyr holds a law degree from Universidade Federal Fluminense - UFF (1986), with a specialization in International Financial Law at Euromoney, Oxford University (1997) and participation in the Advanced Executive Program of the Kellogg School of Management at Northwestern University (2013). From March 2014 to September 2016, he served as head for Latin America and Managing Partner from Brookfield Asset Management. From March 2008 to September 2013, he was CEO and President of Brookfield Asset Management, as well as other companies in the group (Banco Brascan SA, Brookfield Serviços Financeiros Ltda., Brascan Corretora de Titulos e Valores Mobiliários, BRKB DTVM SA, BRKB Consultoria and Brookfield Gestão de Ativos Ltda.). From September 2013 to September 2016, he was Director and Vice President of Brookfield Asset Management, as well as: Director and Executive Vice President and Managing Partner of Brookfield Brasil Ltda. and Brookfield Participações Ltda.; Director of Brookfield Brazil Ltd. and Brookfield Brasil Asset Management Investimentos Ltda.; Director of Fisher Eagle Capital Investments LLC and Marlin Capital Investiments LLC. From 2008 to June 2011 he was Director of Brascan Holdings Plc, responsible for the constitution and management of the company, whose function was to raise funds abroad for investments in Brazil. From 2001 to 2008, he was Executive Vice President of Banco Brascan SA, having served as Legal Director of the same institution from 1997 to 2001. From 1990 to 1997, he served as tax inspector for the Municipality of Rio de Janeiro and as a lawyer for Brascan Brasil Ltda. From 1983 to 1990, he was a lawyer at Banco Garantia SA and, in 1982, he was an Army Officer of the Federal Government, as a troop commander. Mr. Valdecyr also acts as member of the Board of Directors at Santos Brasil Participações S.A. and Chairman of the Ethics Council at Anbima – Associação Brasileira de Entidades dos Mercados Financeiros e de Capitais. Mr. Valdecyr has not suffered, in the last five years, any (i) criminal conviction, (ii) in CVM administrative proceeding or (iii) unappealable, in the judicial or administrative sphere, which has suspended or disqualified him from practicing a professional activity or any commercial.

12.6. State in table form the participation rate of each member of the board of directors or fiscal council over the last year at the meetings held by the respective body in the same period after taking up the position

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Body	Member	Percentage of Participation
Fiscal Council	Attilio Guaspari	100%
Fiscal Council	Maria Paula Soares Aranha	100%
Fiscal Council	André Vicentini	88,88%

12.7. Provide the information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory:

Not applicable.

12.8. State the participation rate of each member of the statutory committees, as well as audit, risk, finance and remuneration committees, even if such committees or structures are not statutory, state, in a table format, the percentage rate at meetings carried out by the respective body in the same period, that have occurred after entering the position

Not applicable.

12.9. Report the existence of marital relationship, stable union or kinship to the second degree:

a.	Company Management
b.	Company Management and managers of companies controlled, directly or indirectly
c.	Company Management or managers of companies controlled, directly or indirectly and direct or indirect Controllers of the Company
d.	Company Management and managers of companies controlled, directly or indirectly by the Company

Not applicable. Candidates for members of the Fiscal Council do not have any of the relationships mentioned in this Item 12.9.

12.10. Report on subordination relationships, service provision or control held, in the past 3 financial years, between the managers of the issuer and:

a.    company controlled directly or indirectly by the Company, with the exception of those in which the Company holds all the share capital, directly or indirectly

b.    direct or indirect controller of the Company

c.    if relevant, supplier, customer, debtor or creditor of the Company, its subsidiary or controller or companies controlled by any of these people

Not applicable. The Company does not have any of the relationships mentioned in this Item 12.10.

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BRF S.A.

Appendix V - Copy of the Company’s Bylaws highlighting the proposed amendment (Article 11, item I, of CVM Instruction No. 481, of December 17, 2009)

BRF S.A.

CNPJ/MF Nº 01.838.723/0001-27

Publicly-Held Company

BYLAWS

I.              NAME, HEAD OFFICE, TERM AND CORPORATE PURPOSE

Article 1. BRF S.A. (“Company”) is a publicly held company, which is ruled by this Bylaws, by Law nº 6.404, of December 15, 1976, as amended (“Brazilian Corporation Law”) and by the other applicable laws and regulations.

Paragraph One - With the entry of the Company into the special listing segment referred as Novo Mercado, of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including controlling shareholders, management and members of the Fiscal Council, when installed, are subject to the provisions of the Regulation of the Novo Mercado of B3 (“Regulation of the Novo Mercado”).

Paragraph Two - The provisions of the Regulation of the Novo Mercado shall prevail over the statutory provisions, in the event of prejudice to the rights of the beneficiaries of the public offers provided in this Bylaws.

Article 2. The Company´s head office and venue are in the City of Itajaí, State of Santa Catarina, at Rua Jorge Tzachel, 475, Bairro Fazenda, Zip Code 88.301-600, being able to establish branches, agencies, offices and other facilities anywhere in the national territory or abroad.

Article 3. It constitutes main corporate purpose of the Company the exercise of the following activities, in the national territory or abroad:

(i) the industrialization, commercialization, in retail and wholesale, and exploration of food in general, mainly animal protein by-products and food products that use the cold chain as support and distribution;

(ii) the industrialization and commercialization of animal feeds, nutrients and food supplements for animals;

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(iii) the provision of food services in general;

(iv) the industrialization, refining and commercialization of vegetable oils, fats and dairy products;

(v) the exploration, conservation, storage, silage and commercialization of grains, its derivatives and by products;

(vi) the commercialization, in the retail and wholesale, of consumer and production goods including the commercialization of equipment and vehicles for the development of its logistical activity;

(vii) the export and the import of production and consumer goods;

(viii) the provision of services of transportation, logistics and distribution of cargo and food in general;

(ix) the participation in other companies, aiming the broadest achievement of the corporate purposes; and

(x) the participation in any project for the operation of the Company´s business.

Sole Paragraph - Sole Paragraph - The Company may also engage, directly or through third parties, in the activities of support to the core business indicated in the Article ~~3º~~ above, such as:

(i)	ancillary activities of administrative, technical or operational support related to the creation of conditions for the better performance of its main activities;

(ii)	transportation of cargo in general;

(iii)	storage and stocking services of products and other services relating thereto;

(iv)	activities of promotion and reposition of its products in the retail and in exposition points and sale to the end consumer, including the necessary support to the clients that allows the packaging and visualization of the products;

(v)	services of receipt and allocation of raw material to be used in the production;

(vi)	services of repair, maintenance and conservation of machinery and vehicles;

(vii)	the promotion of activities, programs, technical assistance and promotion that aim the national agricultural development;

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(viii)	the industrialization, exploration and commercialization of packaging of any nature;

(ix)	the exploration and creation of animals in general;

(x)	the commercialization of commodities in general;

(xi)	the research and development of techniques of production and of improvement of the genetic matrices of the Company;

(xii)	the activities of reforestation, extraction, industrialization and commercialization of woods;

(xiii)	the commercialization de real estates, properties, including machinery, equipment and vehicles, of the fixed assets, to meet with the activities inserted in the corporate purpose of the Company described in this article; ~~and~~

(xiv)	services of fuel supply for its own fleet or for third parties service providers, specially of freight, transportation, logistics and distribution;

(xv)	manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter;

(xvi)	manufacture and commercialization of organic chemical products derived from animal slaughter; and

(xvii)	manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter.

Article 4. The term of duration of the Company is undetermined.

II.	CAPITAL STOCK

Article 5. The Company´s capital stock is of twelve billion, five hundred and fifty-three million, four hundred and seventeen thousand, nine hundred and fifty-three Reais and thirty-six cents (R$ 12,553,417,953.36), fully subscribed and paid-in, divided into eight hundred and twelve million, four hundred and seventy-three thousand, two hundred and forty-six (812,473,246) common shares, all nominative and with no par value.

Paragraph One - The Company may not issue preferred shares or beneficiary parties.

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Paragraph Two - The shares issued by the Company are indivisible and each common share entitles one vote in the deliberations of the General Shareholders’ Meetings.

Article 6. All the shares issued by the Company are in book-entry form and, according to deliberation of the Board of Directors, kept in deposit account, with a financial institution authorized by Comissão de Valores Mobiliários – CVM (“CVM”), on behalf of its holders.

Sole Paragraph. The cost of the transfer and registration, as well as the cost of the service related to the book-entry shares, may be charged directly from the shareholder by the bookkeeping institution, as it is defined in the agreement of the bookkeeping of shares.

Article 7. The Company is authorized to increase its capital stock, regardless of statutory reform, up to the number of shares in which the capital stock is divided is of one billion (1,000,000,000) common shares, upon deliberation of the Board of Directors.

Paragraph One - In the event provided in the head paragraph of this Article, it shall be incumbent on the Board of Directors to fix the issuance price and the number of shares to be issued, as well as the term and the conditions of payment in.

Paragraph Two - Within the limit of the authorized capital, the Board of Directors may, still: (i) deliberate the issuance of subscription bonus; (ii) according to the plan approved by the General Shareholders’ Meeting, grant stock option, without the shareholders having preemptive right in the granting of the options or subscription of the respective shares; (iii) approve the increase of the capital stock upon the capitalization of profits or reserves, with or without bonus shares; and (iv) deliberate the issuance of debentures convertible into shares.

Article 8. At the discretion of the Board of Directors or of the General Shareholders’ Meeting it may be excluded or reduced the preemptive right of the shareholders, in any issuance of shares, debentures convertible into shares and subscription bonus, whose placement is made through sale in the stock exchange, public subscription or exchange for shares in public offer of purchase of control, as provided in the Law and in this Bylaws.

Article 9. The failure of the shareholder in the payment of the capital it subscribed will imply in the charge of interest of one percent (1%) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index – IGP-M, disclosed by Fundação Getúlio Vargas – FGV, or another index that reflects the real loss of the power of purchase of the currency in the period, at the discretion of the Board of Directors of the Company, in the smallest periodicity legally admitted, and fine of ten percent (10%) on the value of the obligation, without prejudice to the other applicable legal sanctions.

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Article 10. By deliberation of the General Shareholders’ Meeting, by virtue of the proposal of the Board of Directors, the Company´s capital stock may be increased according to events provided in the law, being certain that in cases of capitalization of profits or reserves, it is optional the issue of new shares corresponding to the increase, among its shareholders, pro-rata the number of shares they hold.

III.           GENERAL SHAREHOLDERS’ MEETING

Article 11. The General Shareholders’ Meeting, convened and installed according to the law and to this Bylaws, shall occur ordinarily within the first four (4) months following the end of the fiscal year and, extraordinarily, whenever the interests and corporate subjects require deliberation of the shareholders.

Article 12. The General Shareholders’ Meeting shall be convened by the Board of Directors upon deliberation of the majority of its members or, still, in the events provided in this Bylaws and in the Sole paragraph of Article 123 of the Brazilian Corporation Law.

Sole Paragraph - The Company shall make available, no later than the date of the first publication of the call notice, to all the shareholders, the material and documents necessary for the analysis of the matters contained in the Agenda, except the cases in which the law or the regulation in force requires its availability in a longer term.

Article 13. The General Shareholders’ Meeting shall be installed, on first call, with the attendance of shareholders representing, at least, twenty five percent (25%) of the capital stock, except when the law requires a higher quorum; and, on second call, with any number of shareholders.

Paragraph One - The Extraordinary General Shareholders’ Meeting that has as purpose the amendment to this Bylaws will be installed, on first call, with the attendance of shareholders that represent, at least, two thirds (2/3) of the capital stock but may be installed, on second call, with any number of shareholders present.

Paragraph Two - Subject to the exceptions provided in the applicable regulation, the first call of the General Shareholders’ Meeting shall be made with, at least, thirty (30) days in advance and the second call with, at least, eight (8) days.

Paragraph Three - The works of the General Shareholders’ Meeting shall be presided by the Chairman of the Board of Directors or, in his absence, by the Vice President. In the cases of absence or temporary impediment of the Chairman and of the Vice President of the Board of Directors, the General Shareholders’ Meeting shall be presided by a Director specially appointed by the Chairman of the Board of Directors. The chairman of the board shall appoint one or more secretaries for the General Shareholders’ Meeting.

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Article 14. The deliberations in the General Shareholders’ Meeting, with the exception of the provisions in the law and in this Bylaws, shall be taken by absolute majority of votes of the attendees, the votes in blank not being counted.

Paragraph One - The General Shareholders’ Meeting may only resolve the subjects of the agenda contained in the respective call notice, with the exceptions provided in the Brazilian Corporation Law, being prevented the inclusion, in the agenda of the General Shareholders’ Meeting, matters named “other subjects” or “general subjects” or equivalent expressions.

Paragraph Two - From the works and deliberations of the General Shareholders’ Meeting, the minutes shall be drawn up, which shall be signed by the members of the board of works of the General Shareholders’ Meeting and by the shareholders present that represent, at least, the majority necessary for the deliberations taken.

Article 15. For the benefit of the development of the works of the General Shareholders’ Meetings, the shareholders or their representatives shall present, with, at least, five (5) days in advance, besides the identity card, as the case may be: (i) a power of attorney with certification of the signature of the grantor and/or the documents that evidence the powers of the legal representative of the shareholder; and/or (ii) relatively to the shareholders participants of the fungible custody of book-entry shares, the statement containing the respective equity interest, issued by the financial institution responsible for the custody.

Paragraph One - Without prejudice to the provision in head paragraph of this Article, the shareholder that attends the General Shareholders’ Meeting with the documents that evidence its status of shareholder may participate and vote at the meeting.

Paragraph Two – The Company will adopt, in the inspection of the documentation for the due representation of the shareholder, the principle of good-faith.

Article 16. It is competence of the General Shareholders’ Meeting, besides the other assignments provided in law and in this Bylaws:

(i) attribute bonifications in shares and decide on eventual grouping and splitting of shares;

(ii) approve stock option plans or subscription of shares or granting of plans of shares to the Management and employees or to the individuals who provide services to the Company, as well as to the Management and employees or to individuals who provide services to other companies that are controlled, directly or indirectly, by the Company;

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(iii) resolve, according to the proposal presented by the Management, the destination of the profit of the fiscal year and the distribution of dividends;

(iv) resolve on the delisting of the Company from the Novo Mercado;

(v) establish the compensation of the Fiscal Council in the form of the Law and this Bylaws; and

(vi) approve, in accordance with the terms of the Regulation of the Novo Mercado, the waiver of the presentation of the Public Offer of Purchase of Shares in case of delisting of the Novo Mercado.

Article 17. The General Shareholders’ Meeting will establish annually the amount of the global annual compensation of the Management da Company, including benefits of any nature and the representation funds, in view of their responsibilities, the time dedicated to their functions, their competence and professional reputation and the value of their services in the market, being incumbent on the Board of Directors to establish the criteria for of the pro-rata of the global compensation among the Management.

Article 18. The General Shareholders’ Meeting may suspend the exercise of the rights of the shareholder that does not comply with a legal or statutory obligation, ceasing the suspension as soon as the obligation is complied with.

Paragraph One - The shareholders that represent five percent (5%), at least, of the capital stock, may convene the General Shareholders’ Meeting mentioned in the head paragraph of this Article when the Board of Directors does not meet, in the term of eight (8) days, the request that they present to convene one, with the indication of the obligation breached and the identification of the defaulting shareholder.

Paragraph Two - It shall be incumbent on the General Shareholders’ Meeting that approves the suspension of the rights of the shareholder to also establish, among other aspects, the scope and duration of the suspension, observing the preventions provided in the law.

Paragraph Three - The suspension of the rights will cease as soon as the obligation is fulfilled, and the said shareholder shall communicate the Company its fulfillment.

IV.          MANAGEMENT

Section I – General Provisions to the Bodies of the Management

Article 19. The Company´s Management is carried out by the Board of Directors and by the Board of Officers, with the respective assignments granted by law and by this Bylaws.

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Paragraph One - The management of the Company are waived from providing guarantee for the exercise of the function.

Paragraph Two - The management of the Company will be invested in their positions upon the execution of the term of investiture in the proper books, which shall also contemplate their subordination to the arbitration clause referred in Article 47, and which shall contain the consent to all manuals, codes, regulations and internal policies of the Company.

Paragraph Three - It is expressly forbidden, and it shall be null and void the act practiced by any management of the Company, that involves it in obligations related to business and operations alien from the corporate purpose, without prejudice of the civil or criminal responsibility, as the case may be, to which the violator of this disposition will be subject.

Paragraph Four - The term of office of the management of the Company will be extended until the investiture of their respective successors.

Section II – Board of Directors

Article 20. The Board of Directors is composed by, at least, nine (9) and, up to, eleven (11) effective members, all elected and dismissible by the General Shareholders’ Meeting, with unified term of office of two (2) years, reelection being allowed.

Paragraph One - Of the members of the Board of Directors, at least, two (2) or twenty percent (20%), whichever is higher, shall be Independent Directors, according to the criteria and rules provided in the Regulation of the Novo Mercado.

Paragraph Two - When, due to the calculation of the percentage referred in the paragraph above, the result generates a fractional number, the Company shall proceed to the rounding of the number to the one immediately above.

Paragraph Three. The characterization of the those appointed to the Board of Directors as Independent Directors shall be deliberated at the General Shareholders’ Meeting that elects them, which can base its decision: (i) on the declaration, forwarded by the one appointed as Independent Director to the Board of Directors, attesting its compliance with the criteria of independence established in the Regulation of the Novo Mercado, contemplating the respective justification, if verified any of the situations provided in § 2 of article 16 of the referred Regulation of the Novo Mercado; and (ii) the manifestation of the Board of Directors, inserted in the management proposal to the General Shareholders’ Meeting for the election of the Management, as to the compliance or not of the candidate with the criteria of independence.

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Paragraph Four - The procedure provided in Paragraph Three above is not applied to the appointments of candidates to members of the Board of Directors that do not meet the time in advance necessary for inclusion of candidates in the distance voting form, as provided in the regulation issued by CVM on distance voting.

Paragraph Five - The Board of Directors shall assess and disclose annually who are the Independent Directors, as well as to appoint and justify any circumstances that may jeopardize their independence.

Paragraph Six - As to the election of the members of the Board of Directors, the General Shareholders’ Meeting shall appoint a Chairman and a Vice President, the Vice President shall substitute the Chairman in his absences or impediments, as well as in case of vacancy.

Paragraph Seven - Whenever the General Shareholders’ Meeting is convened to resolve on the election of the Board of Directors, the members of such body shall approve a proposal of full plate of candidates for the vacancies in the Board of Directors, including appointment for the positions of Chairman and Vice President of the Board of Directors, which shall be submitted to the approval of the General Shareholders’ Meeting.

Paragraph Eight - If any shareholder wants to appoint one or more candidates to compose the Board of Directors that do not integrate the plate proposed as provided in Paragraph Seven of this article, such shareholder shall notify the Company proposing another plate to run for the positions at the Board of Directors of the Company, in writing and preferably with at least five (5) days in advance of the date scheduled for the General Shareholders’ Meeting, informing the name, the qualification and the complete professional resumé of the candidate(s), being incumbent n the Company to provide its immediate disclosure, by means of a Notice to the Shareholders through the electronic system available at the website of CVM. The Company will not accept the registration of any plate, nor the exercise of the voting right in the election of the members of the Board of Directors, in circumstances that configure violation to the dispositions of the applicable regulation.

Paragraph Nine - It is forbidden the presentation of more than one plate by the same shareholder. However, one individual may be part of two or more plates, including the one proposed in the terms of Paragraph Eight above.

Paragraph Ten - If it receives written request of adoption of the procedure of multiple voting, in the form of Article 141, Paragraph One of the Brazilian Corporation Law, the Company shall disclose the request and content of such request, immediately, by means of a Notice to the Shareholders through the electronic system available at the website of CVM or in the form defined by the law or by CVM.

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Paragraph Eleven - If the election of the Board of Directors occurs by means of the procedure of multiple voting, each member of the plates presented in the form of this Article will be considered a candidate for the position of director.

Paragraph Twelve - Whenever the election occurs by the procedure of multiple voting, the dismissal of any member of the Board of Directors by the General Shareholders’ Meeting will imply in the dismissal of all the other members, proceeding to a new election.

Paragraph Thirteen - In the events of vacancy of positions of effective members of the Board of Directors, the remaining members shall appoint a substitute who will fill in the position until the next General Shareholders’ Meeting, occasion on which it will be elected a new director to complete the term of office. In case of simultaneous vacancies above one third (1/3) of its members, a General Shareholders’ Meeting will be convened, within thirty (30) days of this event, for the election of the substitutes, whose term of office will coincide with the term of office of the other directors.

Paragraph Fourteen – The members of the Board of Directors shall have impeccable reputation, not being able, except as approved at the General Shareholders’ Meeting, to be elected those that (i) occupy positions in companies that may be considered as competitors of the Company; or (ii) have or represent conflicting interest with the Company. If, after the election of the member of the Board of Directors any fact that configures event of impediment for the holding of the position of director, provided in the Brazilian Corporation Law or in this paragraph, the member who is subject to the impediment undertakes to immediately present his resignation to the Chairman of the Board of Directors.

Subsection II.1 – Meetings and Substitutions

Article 21. The Board of Directors shall meet, ordinarily, ~~once per month~~ at least 8 (eight) times a year and, extraordinarily, whenever convened by its Chairman or by the majority of its members, drawing up minutes of these meetings in the proper book.

Paragraph One - The call for the meetings of the Board of Directors will be given, in writing, by means of a letter, telegram, e-mail or other form that allows the proof of receipt of the call by the recipient, and shall contain, besides the place, date and time of the meeting, the agenda.

Paragraph Two - The meetings of the Board of Directors shall be convened with, at least, five (5) business days in advance. On the same call date of the meeting, the material and documents necessary to the consideration of the issues of the agenda of the meeting of the Board of Directors shall be made available to the directors.

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Paragraph Three - Regardless of the formalities of the call, it will be considered regular the meeting at which all the members of the Board of Directors are present.

Paragraph Four - The meetings of the Board of Directors shall be installed, on first call, with the presence of, at least, two thirds (2/3) of its members. On second call, which shall be object of a new communication to the directors in the form of Paragraph One of this Article, sent immediately after the date established for the first call, the meeting will be installed with the presence of the simple majority of the directors.

Paragraph Five - If necessary, the holding of meetings of the Board of Directors or the participation of the directors at the meetings of the Board of Directors may be carried out by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this circumstance, the director shall be considered present at the meeting, and the vote will be considered valid for all legal purposes and incorporated into the minutes of the referred meeting.

Paragraph Six - No member of the Board of Directors may have access to information, participate in deliberations and discussions of the Board of Directors or of any management bodies, exercise the vote or, in any form, intervene in the subjects in which he is, directly or indirectly, in a situation of conflicting interest with the interests of the Company, in terms of the Law.

Paragraph Seven - The deliberations of the Board of Directors shall be taken by the majority of the votes of those present, being incumbent on the Chairman of the Board of Directors the casting vote in the cases of a draw.

Paragraph Eight - The minutes of the meetings of the Board of Directors shall be worded clearly and record the decisions taken, the people present, the dissenting votes and the vote abstentions.

Article 22. In the event of absence or temporary impediment, the directors may be represented at the meetings of the Board of Directors by another director appointed, in writing, who, besides his own vote, will express the vote of the director absent or temporarily impeded.

Paragraph One - In the event of absence or temporary impediment of the Chairman of the Board, his functions shall be exercised, on a temporary basis, by the Vice President.

Paragraph Two - In the event of absence or temporary impediment do Vice President, will be incumbent on the Chairman to appoint, among the other members of the Board of Directors, the substitute.

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Subsection II.2 - Competence

Article 23. It is competence of the Board of Directors, besides the other assignments provided in the law and this Bylaws:

(i) establish the general guidance of the Company´s business, considering the impacts of the Company´s activities on the society and on the environment, aiming the continuity of the Company and the creation of value in the long term;

(ii) define the values and ethical principles of the Company and ensure the maintenance of the Company´s transparency in the relationship with all the interested parties;

(iii) elect and dismiss the members of the Board of Officers of the Company or of its controlled companies, directly and indirectly, and establish their assignments, observing the provision of this Bylaws;

(iv) inspect the management of the members of the Board of Officers, examine at any time the books and papers of the Company, request information on agreements executed or about to be executed and on any other acts;

(v) convene the General Shareholders’ Meeting when judged convenient and in the cases provided in Law;

(vi) manifest on the Management report, the accounts of the Board of Officers and the financial statements related to each fiscal year;

(vii) distribute among the members of the Board of Directors and of the Board of Officers the annual global compensation established by the General Shareholders’ Meeting and establish the criteria for the participation in the profits of the employees and Management, as provided in this Bylaws;

(viii) authorize the incorporation and winding-up of controlled companies, direct or indirectly, by the Company;

(ix) choose and dismiss the independent auditors appointed by the Audit and Integrity Committee;

(x) propose to the General Shareholders’ Meeting the issue of new shares of the Company above the limit of the authorized capital;

(xi) except in the cases of competence of the General Shareholders’ Meeting, in the terms of the regulation issued by CVM, deliberate (a) the purchase of shares issued by the Company for maintenance in treasury or for use in plans approved by the General Shareholders’ Meeting; and (b) the eventual sale or cancelation of such shares;

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(xii) resolve the issue by the Company or by its controlled companies, directly and indirectly, of debentures not convertible into shares, promissory notes (commercial paper) and other similar credit titles;

(xiii) resolve the issue by the Company of shares, subscription bonus and debentures convertible into shares, within the limit of the authorized capital, establishing the amount, the conditions of payment in and the respective subscription prices and premium, as well as if it will be ensured the preemptive right to the shareholders or reduced the term for its exercise, as authorized by the law in force;

(xiv) resolve the preparation of semiannual balance sheets of the Company or related to shorter periods, as well as to declare interim dividends to the account of profits calculated in these balance sheets, or to the Account of Accrued Profits or of Profits Reserve existing in the last annual or semiannual balance sheet, in the form provided in law and/or the distribution of capital interest, as provided in Law nº 9.249, of December 26, 1995, as amended;

(xv) approve the policy on the payment of dividends of the Company;

(xvi) propose to the Annual General Shareholders’ Meeting, observing the limits established in Article 35, sole paragraph, of this Bylaws, the amounts to be paid as statutory participation of the employees and Management in the profits of each fiscal year, as well as to define the criteria for distribution of such amounts;

(xvii) authorize the practice of free reasonable acts by the Company, for the benefit of any individual or entity, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xviii) present proposal for approval at the Meeting of stock option plan or plan of concession of shares to its Management or employees, or to individuals who provide services to the Company, as well as to the Management and employees or individuals who provide services to its controlled companies, directly and indirectly, within the limit of the authorized capital, being incumbent to the Board of Directors the Management of the referred plan, including the grant of options and concessions of shares in the scope of such plans;

(xix) authorize amendments to the trading and issue of American Depositary Receipts – ADRs by the Company or of its controlled companies, directly and indirectly;

(xx) approve its internal regulation which shall provide for, at least, the following matters:

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(i) the attributions of the Chairman of the Board of Directors; (ii) the rules for the replacement of the Chairman of the Board of Directors in case of his absence or vacancy; (iii) the measures to be adopted in situations of conflict of interests; (iv) the definition of the term in advance sufficient for receiving the material for discussion at the meetings, with the adequate depth; and (v) the possibility of holding, during the meetings of the Board of Directors, exclusive sessions with the external members of the Board of Directors, without the presence of the members of the Board of Officers and other guests;

(xxi) constitute technical or advisory committees, of non-deliberative character, to perform specific tasks or for generic activities of the Company´s interest, in the terms and conditions defined by the Board of Directors. The Committees may act, among others, in the following areas: (i) strategy and finance, (ii) corporate governance, conduct and ethics, and (iii) compensation of Management and executive development;

(xxii) monitor the compliance of the assignments of the committees that may be created to advise the Board of Directors, approve their respective regulations and assess the technical opinions and reports, in the terms of the law in force and of this Bylaws;

(xxiii) establish mechanisms of periodic assessment of the performance of its members, with the purpose to contribute to the improvement and the effectiveness of the governance of the Company, being able to hire external specialists for the assessment process;

(xxiv) prepare and make public grounded opinion containing favorable or contrary opinion to the acceptance of any and all corporate restructuring, capital increase and other operations that results in change of control, within fifteen (15) days from the disclosure of all the conditions of the operation that results in the change of control. This opinion shall manifest if such operation ensures fair and equitative treatment to the shareholders of the Company;

(xxv) prepare and make public previously grounded opinion containing favorable or contrary opinion to the acceptance of any and all public offer for the purchase of shares or securities convertible into or exchangeable for shares issued by the Company, within fifteen (15) days from the publication of the notice of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, in which it will manifest: (a) on the convenience and opportunity of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, as to the interest of the Company and of all of its shareholders and in relation to the price and to the possible impacts on the liquidity of the securities held by them; (b) as to the strategic plans disclosed by the offering party in relation to the Company; and (c) the eventual alternatives to the acceptance of the public offer of purchase of shares, or securities convertible into shares or exchangeable for share issued by the Company, available in the market;

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(xxvi) submit to the General Shareholders’ Meeting proposals of amendments to the Company´s Bylaws, that are related to the term of duration of the Company, corporate purpose, increases or reductions of capital, issue of marketable securities and/or securities, exclusion of the preemptive right in the subscription of shares and other titles and/or securities, dividends, interest on own capital, powers and assignments of the General Shareholders’ Meeting, structure and assignments of the Board of Directors and of the Board of Officers, and respective quorums of deliberation;

(xxvii) approve the annual demobilization plan of the Company proposed by the Board of Officers, as well as the purchase, assignment, transfer, sale and/or encumbrance of real estate assets of the Company or of controlled companies or affiliates, directly or indirectly, that are not discriminated in the Demobilization Plan already approved, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxviii) approve the proposal of split, merger, incorporation in which the Company or controlled companies and affiliates, directly or indirectly, are part or of the Company itself, as well as the Company´s transformation or any other form of corporate restructuring;

(xxix) deliberate on the liquidation, dissolution, appointment of liquidators, bankruptcy or voluntary acts of judicial or extrajudicial recovery of the Company or of the controlled company and affiliates, directly and indirectly, as well as financial restructurings related thereto;

(xxx) approve the purchase, assignment, transfer, sale and/or encumbrance of goods of the non-current assets (except real estate properties) of the Company or of the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxi) authorize the granting of guarantees, real or fidejussory, commercial pledge, mortgages, guarantees and~~,~~ endorsements, as well as to contract insurance guarantees or letters of guarantee according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxii) authorize the Board of Officers to offer products and real estates and properties of the Company or of controlled companies or affiliates, directly or indirectly, in guarantee to the financial institutions when contracting financing or in guarantee of judicial procedures, whenever these acts result in obligations for the Company or for the controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

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(xxxiii) approve the contracting with third parties of debt operations of the Company or of controlled companies or affiliates, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxiv) approve the policy on financial risk management of the Company, establishing the main conditions for the contracting of “hedging” operations (assets and liabilities), such policy shall contain, at least, the following specifications: purpose of the “hedge”, risk factors, eligible instruments, limits and spheres of competence;

(xxxv) approve the issue, purchase, assignment, transfer, sale and/or encumbrance, at any title or form, by the Company or by the controlled companies or affiliates, directly or indirectly, of equity interests and/or any securities in any companies (including waiver to the right of subscription of shares or debentures convertible into shares of subsidiaries, controlled companies or affiliates), according to the Policy of Competence of the Company, to be approved by the Board of Directors;

(xxxvi) approve and define, previously, the acts to be practiced by the Board of Officers of the Company at the General Shareholders’ Meetings and/or Shareholders´ Meetings of controlled companies, affiliates or invested companies, directly or indirectly, acting as shareholder and/or partner of these companies, according to the Policy of Competence of the Company, to be approved by the Board of Directors or that involve reputational and strategic aspects of the Company;

(xxxvii) approve the performance of operations and business of any nature with related parties, in compliance with the provision of the Policy on Transactions with Related Parties and Other Situations of Conflict of Interests of the Company, approved by the Board of Directors;

(xxxviii) approve (i) the Code of Conduct; (ii) the Securities’ Negotiation Policy, and (iii) the Contributions’ and Donations’ Policy, which shall observe the minimum requirements established by the Regulation of the Novo Mercado e by the Brazilian Code of Corporate Governance;

(xxxix) approve the annual and pluriannual integrated capital budgets (budgets of operations, budgets of investments, and the budgets of cash flow) of the Company and of its controlled companies and affiliates, establishment of the policy on investment and on the corporate strategy. The general annual integrated budget shall always be approved up to the last day of the previous calendar year and shall refer to the twelve months of the following fiscal year. At any time during the calendar year, the budget of the company shall cover a minimum period of six (6) months. The execution and performance of the approved budget shall be reviewed monthly at the General Shareholders’ Meetings of the Board of Directors;

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(xl) approve the execution of any contracts or agreements (except the contracting of debt) involving the ordinary course of the Company´s activities or of the controlled companies, directly or indirectly, including, but not limited to, services, consulting or supply agreements, according to the Policy of Competence of the Company, to be approved by the Board of Directors, as well as to approve the contractual termination or the execution of amendment terms to the agreements already executed that result in a new obligation of the same amount;

(xli) approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar arrangements involving patents, processes of production and/or technology, copyrights, domain names, trademarks or deposited marks on behalf of the Company or of any company controlled by it or affiliate, directly or indirectly, according to the Policy of Competence of the Company, to be approved by the Board of Directors, except: (a) if effected between the Company and wholly-owned subsidiaries, except in cases of sale and/or final assignment, which shall be approved by the Board of Directors; and (b) for authorization of use of trademarks by controlled companies or affiliates.

Section III – Board of Officers

Article 24. The Board of Officers, whose members are elected and dismissible at any time by the Board of Directors, shall be composed by, at least, two (2) and, up to, fifteen (15) members, elected for a period of two (2) years, reelection being allowed, being one (1) Global Chief Executive Officer and one (1) Chief Financial and of Investor Relations Officer and the others Vice President Officers with designation and functions to be proposed to the Board of Directors by the Global Chief Executive Officer, in the terms of Article 26 below, all being professionals who meet the parameters indicated in Paragraphs Three and Four below.

Paragraph One - The positions of Chairman of the Board of Directors and of the Global Chief Executive Officer may not be occupied by the same individual, except as provided in Paragraph Two below.

Paragraph Two - The rule contained in Paragraph One of this Article does not apply in the event of vacancy of the position of Global Chief Executive Officer, in this case, the Company shall: (i) disclose the cumulation of positions as a result of the vacancy until the following business day of its occurrence; (ii) disclose, within the period of sixty (60) days, counted from the vacancy, the measures taken to cease the cumulation of the positions; and (iii) cease the cumulation within one (1) year.

Paragraph Three - The election of the Board of Officers shall be made by the Board of Directors, being able to choose among the candidates pre-selected by the Global Chief Executive Officer. To this effect, the Global Chief Executive Officer will send to the Board of Directors a copy of the "resumé" of the candidate appointed, together with the terms of his hiring and all other necessary information to evidence the qualification established in Paragraph Four of this Article. If the Board of Directors does not approve the appointments presented, new names shall be presented, by the Global Chief Executive Officer, until they are approved by the Board of Directors.

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Paragraph Four - The Board of Officers shall be integrated exclusively by professionals who have proven academic education and practice, acquired in courses and in the exercise of activities compatible with the functions for which they are being appointed.

Subsection III.1 - Competence

Article 25. It is competence of the Board of Officers to:

(i) authorize the opening, the closing or the amendment to the address of branches, agencies, deposits, offices or any other facilities of the Company, in Brazil or abroad;

(ii) submit, annually, the appreciation by the Board of Directors, the Management Report and the accounts of the Board of Officers, together with the report of the independent auditors, as well as the proposal for the allocation of the earned profits of the previous year;

(iii) prepare and propose, to the Board of Directors, the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment programs;

(iv) approve the corporate rules that shall guide the other approval competences and the responsibilities for the management acts necessary to the conduction of the Company´s activities, defining the limits of competence for several decision making processes, according to hierarchical levels of the Company and always observing the spheres of competence of the Board of Directors provided in Article 23 of this Bylaws;

(v) decide, by request of the Global Chief Executive Officer, on any subject that is not of the exclusive competence of the General Shareholders’ Meeting or of the Board of Directors;

(vi) approve the performance of certain operations and business with Related Parties, in compliance with the provisions of the Policy on Transactions with Related Parties and Other Situations of Conflicts of Interests of the Company;

(vii) prepare the draft, for further submission to the deliberation of the Board of Directors (i) of the Code of Conduct; (ii) of Risk Management Policy, (iii) of the Securities’ Negotiation Policy, (iv) of the Related Parties’ Transaction Policy, and (v) of the Contributions’ and Donations’ Policy, that shall observe the minimum requirements established by the Regulation of the Novo Mercado and by the Brazilian Code of Corporate Governance.

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Article 26. Besides the other assignments established in this Bylaws, it is competence on, as for example:

(i) The Global Chief Executive Officer:

a.            convene and preside the meetings of the Board of Officers;

b.            represent the Board of Officers at the meetings of the Board of Directors;

c.            submit to the deliberation of the Board of Directors the proposals of the Board of Officers related to the annual and pluriannual budgets, the strategic plans, the projects of expansion and the programs of investment of the Company;

d.            inspect and guide the conduction of the financial, social and sustainability business and the activities of the other Officers;

e        present to the Board of Directors, the financial statements, the annual and pluriannual budgets and investments’ budget, the financial planning and the cash flow; and

f        propose to the Board of Directors positions of Officers, with or without specific designation, and the respective holders for the performance of specific functions that judges necessary.

(ii) To the Chief Financial and of Investor Relations Officer:

a.            prepare, together with the other members of the Board of Officers and under the coordination of the Global Chief Executive Officer, the budgets to be submitted to the approval of the Board of Directors and be responsible for the control of execution of these budgets mainly on what refers to the control of cash flow;

b.            guide the execution of the economical financial policy, supervising the economical financial activities, according to the determinations of the Board of Directors; and

c.            organize and coordinate the system of necessary information to its performance, as well as supervise all the controllership activities of the Company.

d. represent the Company before CVM and other entities of the capital markets and financial institutions, as well as regulating bodies and stock exchanges, national and foreign, in which the Company has securities listed, besides complying with applicable regulatory rules to the Company on what is related to the registrations held by CVM and together with regulating bodies and stock exchanges in which the Company has securities listed and administer the policy of relationship with investors; and

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e. monitor the compliance, by the shareholders of the Company, with the obligations provided in Chapter VIII of this Bylaws and report to the General Shareholders’ Meeting and/or to the Board of Directors, when requested, its conclusions, reports and diligences.

(iii) To the others Vice President Officers, whose designation will be given by the Board of Directors by suggestion of the Global Chief Executive Officer:

a.            guide, coordinate and supervise the specific activities under their responsibility; and

b.            execute specific charges that might be attributed by decision of the Global Chief Executive Officer.

Subsection III.2 – Representation of the Company

Article 27. The Board of Officers, within the limits established by the Law and by this Bylaws, is vested with general management powers, that allow the practice of all the necessary acts for the regular functioning of the Company, to achieve its corporate purposes.

Article 28. The active and passive representation of the Company, in or out of court, as well as the practice of all legal acts, shall be incumbent on:

(i)	any two (2) members of the Board of Officers acting jointly;

(ii)	any member of the Board of Officers, jointly with an attorney in fact with specific powers; or

(iii)	two attorneys in fact with specific powers, always acting jointly.

Paragraph One - The Company may be represented by only one Officer or one attorney in fact with specific powers in the practice of the following acts:

(i)	representation of the Company at General Shareholders’ Meetings and the partners´ meetings of companies in which the Company participates;
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(ii)	representation of the Company in court; or

(iii)	practice of acts of simple administrative routine, including before public bodies, mixed capital companies, boards of trade, Labor Justice, INSS, FGTS and the collecting banks, and others of the same nature.

Paragraph Two - The acts for which this Bylaws requires previous authorization of the Board of Directors shall only be valid once this requirement is met.

Paragraph Three - The Board of Officers may, through two of its members and upon competent instruments, to constitute attorneys in fact with specific powers to act on behalf of the Company, with mandate with determined term to be established case by case, except the judicial mandates that may be granted for undetermined term. In any case, it shall be respected the limitations and restrictions mentioned in this Article and the ones established by the Board of Directors.

Subsection III.3 – Meetings of the Board of Officers

Article 29. The Board of Officers will hold meetings whenever necessary, drawing up minutes of these meetings in the proper book.

Paragraph One - The deliberations of the Board of Officers shall be taken by the majority of votes, being incumbent on the Global Chief Executive Officer, or on his substitute, the casting vote.

Paragraph Two - The minimum quorum of installation of the meetings of the Board of Officers is of two thirds (2/3) of its members.

Paragraph Three - If necessary, it is admitted the holding of meetings or the participation of the members of the Board of Officers, at the meetings of such board, by telephone, videoconference, electronic vote, or other means of communication that may ensure the effective participation and the authenticity of the vote. In this event, the member of the Board of Officers shall be considered present at the meeting, and his vote shall be considered valid for all legal purposes and incorporated to the minutes of the referred meeting.

Paragraph Four - In the absence or temporary impediments, the members of the Board of Officers will replace each other, by appointment of the Global Chief Executive Officer. If there is vacancy, the Board of Directors, within thirty (30) days, (i) shall appoint who shall (a) fill in the vacancy, whose term of office shall have a coincident term with the other members of the Board of Officers or (b) cumulate the respective function or (ii) deliberate on the non-fulfillment, temporary or permanent, of the position vacant,

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provided that this position is not of the Global Chief Executive Officer or Chief Financial and Investor Relations Officer.

V.           FISCAL COUNCIL

Article 30. The Company shall have a permanent Fiscal Council, composed by three (3) effective members and equal number of alternates, elected by the General Shareholders’ Meeting, which will perform its functions until the first annual General Shareholders’ Meeting that occurs after its election, reelection being allowed, with the assignments, competence and compensation provided in the Law.

Paragraph One - The election of the members of the Fiscal Council shall occur by means of majority decision, being elected the three (3) candidates, and respective alternates, who receive the higher number of votes at the General Shareholders’ Meeting, observing the provision of article 161 of the Brazilian Corporation Law. If there is a Controlling Shareholder, it is ensured to the minority shareholders, provided they represent, jointly, ten percent (10%) or more of the shares issued by the Company, the right to elect, separately, one (1) member and the respective alternate of the Fiscal Council of the Company.

Paragraph Two - The members of the Fiscal Council shall be invested in their positions upon the execution of the term of investiture in the proper book, which shall contain the consent to all manuals, codes, regulations and internal practices of the Company, and its subordination to the arbitration clause referred in Article 47.

Paragraph Three - The Fiscal Council will meet periodically, in the terms of its Internal Regulation, drawing up minutes of these meetings in the proper book.

Paragraph Four - The Fiscal Council shall elect its Chairman at the first meeting after its election and shall work according to the Internal Regulation approved by the Fiscal Council itself.

Article 31. For the full exercise of the functions of the Fiscal Council the requirements provided in the applicable law, the provision in this Bylaws and in the Internal Regulation of the Fiscal Council shall be observed.

Paragraph One - It will be applicable to the members of the Fiscal Council the same obligations and preventions imposed by the Law and by this Bylaws to the Management of the Company.

Paragraph Two – In case of absence or vacancy of position of an effective member of the Fiscal Council, the respective alternate will occupy his place. In case of vacancy of position of the effective member and of its respective alternate, the General Shareholders’ Meeting shall be convened to proceed to the election of a member to the position.

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Paragraph Three - Observing the requirements and obligations contained in this Bylaws, as well as in the other applicable legal dispositions, the members of the Fiscal Council of the Company may be elected by the Board of Directors to also integrate the Audit and Integrity Committee.

VI.          AUDIT AND INTEGRITY COMMITTEE

Article 32. The Company will have an Audit and Integrity Committee in permanent functioning, comprised by, at least, three (3) and, by a maximum, five (5) members, being the majority independent members and, at least, one (1) of its members not belong to ~~of~~ the Board of Directors, in accordance with the requirements established in the applicable regulation, especially in CVM Instruction nº 509/11. At least one of the independent members of the Board of Directors shall be appointed to also integrate the Audit and Integrity Committee. None of the members of the Audit and Integrity Committee shall be a member of the Board of Officers.

Article 33. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for terms of office of two (2) years and will occupy their positions for, at the most, ten (10) years, being dismissible at any time. If the member of the Committee is also a member of the Board of Directors, the term of office will end simultaneously for both positions.

Paragraph One - The performance of the activities of the members of the Audit and Integrity Committee shall observe the rules provided in the Brazilian law, especially in CVM Instruction 509/11, and in US law, including the provision of the Sarbanes–Oxley Act and the rules issued by the Securities and Exchange Commission - SEC.

Paragraph Two - At least one of the members of the Audit and Integrity Committee shall have proven knowledge in the areas of corporate accounting, of audit and finance, that characterizes him as financial specialist.

Paragraph Three - The Audit and Integrity Committee shall have the following assignments: 1) give opinion on the hiring and dismissal of the independent external auditor for the conduction of the independent external audit or for any other type of service; 2) supervise the activities: (a) of the independent auditors, such as to evaluate their independence, the quality and adequacy of the services provided to the needs of the Company; (b) of the area of internal controls of the Company; (c) of the area of internal audit of the Company; and (d) of the area of preparation of the financial statements of the Company; 3) monitor the quality and integrity: (a) of the mechanisms of internal controls; (b) of the quarterly information, interim statements and financial

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statements of the Company; and (c) of the information and measurement disclosed based on adjusted accounting data and on non-accounting data that add non-provided elements to the structure of the usual reports of the financial statements; 4) evaluate and monitor the risk exposures of the Company, being able, inclusively, to require detailed information on policies and procedures related with: (a) the management compensation; (b) the use of the Company´s assets; and (c) the expenses incurred on behalf of the Company; 5) evaluate and monitor, jointly with the management and the area of internal audit, the adequacy of the transactions with related parties entered into by the Company and its respective evidences; 6) evaluate, monitor and recommend to the management the correction or the improvement of the internal policies of the Company, including the Policy on Transactions with Related Parties; 7) evaluate the practices of integrity (compliance) of the Company and propose improvements; 8) evaluate and discuss the work annual plan for the independent external auditor and forward it for the approval of the Board of Directors; and ~~6~~ 9) prepare annual summarized report, to be presented together with the financial statements, containing the description of: (a) its activities, the results and conclusions reached and the recommendations presented; and (b) any situations in which there is significant discrepancy among the Company´s management, the independent external auditors and the Audit and Integrity Committee in relation to the financial statements of the Company.

Paragraph Four - The Audit and Integrity Committee will be an advisory body directly bound to the Board of Directors.

Paragraph Five – When selecting the members of the Audit and Integrity Committee, the Board of Directors shall appoint the one who will exercise the role of Coordinator of the body.

Paragraph Six - The Audit and Integrity Committee shall meet, at least, every two (2) months, ~~monthly~~ and whenever necessary, so that the accounting information of the Company is always being evaluated by the committee before its disclosure.

Paragraph ~~Six~~ Seven- The internal regulation of the Audit and Integrity Committee shall be approved by the Board of Directors and will describe in detail its functions, as well as its operational procedures.

Paragraph ~~Seven~~ Eight- The Audit and Integrity Committee shall have means to receive, hold and respond to claims, including confidential, internal and external to the Company, in relation to the non-compliance with the legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for the protection of the confidentiality of the information and of its provider.

Paragraph ~~Eight~~ Nine- The Board of Directors will define the compensation of the

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members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annual or by project, to conduct or determine the performance of consultations, assessments and investigations within the scope of its activities, including the hiring and use of external and independent specialists, to compensate these specialists and pay the ordinary administrative expenses of the Audit and Integrity Committee.

Paragraph ~~Nine~~ Ten- The meetings of the Audit and Integrity Committee shall be recorded in minutes, considering that the decisions/recommendations shall be taken with favorable votes of 2/3 (two thirds) of its members.

Paragraph ~~Ten~~ Eleven- The coordinator of the Audit and Integrity Committee, together with other members when necessary or convenient, shall: (i) meet~~, at least quarterly,~~ with the Board of Directors and with the Fiscal Council; and (ii) be present at the Annual General Shareholders’ Meeting and, when necessary, at the Extraordinary General Shareholders’ Meetings of the Company.

~~Paragraph Eleven - The members of the Audit and Integrity Committee shall elect, among the Independent Directors who are part of the Committee, the coordinator of the Committee, whose activities and assignments shall be defined in the internal regulation of the Committee.~~

Paragraph Twelve - The members of the Audit and Integrity Committee shall have the same fiduciary duties and responsibilities applicable to the Management of the Company, in the terms of the Brazilian Corporation Law.

VII.         FISCAL YEAR AND RESULTS

Article 34. The fiscal year coincides with the calendar year and, in on its termination, the Company shall prepare the financial statements provided in the Brazilian Corporation Law for purposes of disclosure and assessment by the General Shareholders’ Meeting.

Article 35. From the result of each fiscal year, it shall be deducted, before any participation, the eventual accrued losses and the provision for Income Tax.

Sole Paragraph - After the referred deductions in this Article are made, the General Shareholders’ Meeting may assign to the employees and Management, successively and in this order:

(i)	the statutory participation of the employees of the Company up to the maximum limit of ten percent (10%) of the remaining profits; and

(ii)	the statutory participation of the Management, up to the maximum legal limit.
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Article 36. After the participations mentioned in Article 35 above are deducted, the net profit of the year shall have successively the following destination:

(i)	five percent (5%) for the constitution of the Legal Reserve until it reaches twenty percent (20%) of the Capital Stock;

(ii)	twenty five percent (25%) as minimum mandatory dividend, adjusted according to Article 202 of the Brazilian Corporation Law, to be attributed to all the shares of the Company;

(iii)	twenty percent (20%) for the constitution of reserves for capital increase, until reaches the limit of twenty percent (20%) of the Capital Stock;

(iv)	until fifty percent (50%) for the constitution of the reserve for expansion, until it reaches eighty percent (80%) of the Capital Stock, with the purpose to ensure investments in fixed assets, or increases in working capital, including by means of amortization of the Company´s debts, regardless of the withholding of profit related to the capital budget, and its balance may be used: (i) in the absorption of losses, whenever necessary; (ii) in the distribution of dividends, at any time; (iii) in the operations of redemption, reimbursement or purchase of shares, authorized by the Law; and (iv) in the incorporation to the Capital Stock, including upon new bonus shares.

Article 37. Except where otherwise provided at the General Shareholders’ Meeting, the payment of the dividends and of interest on own capital shall be made within sixty (60) days from the date of the respective deliberation.

Paragraph One - By deliberation of the Board of Directors, in the terms of Article 23 above, the Company can prepare semi-annual balance sheets or related to shorter periods, as well as declare dividends and/or interest on own capital on the account of profits earned in these balance sheets, of accrued profits or of reserves of profit existing in the last annual or semi-annual balance sheet, as provided in the Law.

Paragraph Two – The interim dividends and the interest on own capital declared in each fiscal year may be attributed to the mandatory dividend of the fiscal year.

Article 38. The dividends not received or unclaimed shall prescribe within the term of three (3) years, counting from the date on which they were made available to the shareholder, and shall revert to the Company.

VIII.       SALE OF SHAREHOLDING CONTROL, OF DEREGISTRATION AS PUBLICLY HELD COMPANY AND DELISTING FROM THE NOVO MERCADO

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Article 39. The sale of the control of the Company, directly or indirectly, both by means of a single operation, as by means of successive operations, shall be contracted under the condition precedent or subsequent, that the purchaser of the control undertakes to present a public offer for the purchase of the shares having as object the shares issued by the Company held by the other shareholders (“OPA”), observing the conditions and terms provided in the law and regulation in force and in the Regulation of the Novo Mercado, as to ensure them equal treatment to the one given to the seller.

Paragraph One - For purposes of this Bylaws, it is understood as control and its related terms the power effectively used by shareholder to direct the corporate activities and to guide the functioning of the company´s bodies, whether directly or indirectly, in fact or by law, regardless of the equity interest held the shareholder.

Paragraph Two - If the purchase of the control also subjects the purchaser of the control to perform an OPA required by Article 41 of this Bylaws, the purchase price at the OPA will be the higher between the prices determined in compliance with this Article 39 and Article 41, Paragraph Three of this Bylaws.

Paragraph Three - In case of indirect sale of control, the purchaser shall disclose the value attributed to the Company for the purposes of defining the price of the OPA, as well as to disclose the justified evidence of this value.

Paragraph Four - The OPA shall observe the conditions and the terms provided in the law, the regulation in force and in the Regulation of the Novo Mercado.

Article 40. After an operation of sale of control of the Company and its subsequent OPA, the purchaser of the control, whenever necessary, shall take the appropriate measures to restore the minimum percentage of outstanding shares provided in the Regulation of the Novo Mercado, within the eighteen (18) months following the purchase of the power of control.

Article 41. Any Purchasing Shareholder, who purchases or becomes holder of shares issued by the Company, in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company shall (i) immediately disclose such information by means of Material Fact Notice, as provided in the regulation issued by CVM; and (ii) in the maximum period of thirty (30) days counting from the date of the purchase or of the event that resulted in the ownership of shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, present or request registration of, as the case may be, an OPA of the totality of the shares issued by the Company, observing the provision of the applicable regulation of CVM, the regulations of B3 and the terms of this Article.

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Paragraph One - For purposes of this Bylaws, (i) “Purchasing Shareholder” means any person, including, without limitation, any individual or legal entity, investment fund, condominium, securities portfolio, universality of rights, or other form of organization, resident, with domicile or with head office in Brazil or abroad, or Group of Shareholders, that purchases shares of the Company; and (ii) “Group of Shareholders” means the group of people: (a) bound by contracts or voting agreements of any nature, whether directly or by means of controlled companies, controlling companies or under common control; or (b) among which there is a control relationship; or (c) under common control.

Paragraph Two - The OPA shall be (i) directed indistinctly to all the shareholders of the Company, (ii) effected through an auction to be held at B3, (iii) presented by the price determined in accordance with Paragraph Three of this Article, and (iv) paid in cash, in national currency, against the purchase within the OPA of the shares issued by the Company.

Paragraph Three - The purchase price at the OPA of each share issued by the Company may not be lower than the highest value between (i) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last one hundred and twenty (120) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company; and (ii) one hundred and forty percent (140%) of the average unit price of the shares issued by the Company during the last thirty (30) days of the previous trading sessions to the date in which it becomes mandatory the performance of the OPA, at the stock exchange in which there is the highest volume of trading of shares issued by the Company.

Paragraph Four - The performance of the OPA mentioned in the head paragraph of this Article will not exclude the possibility of another shareholder of the Company, or, as the case may be, the Company itself, to formulate a competing OPA, in the terms of the applicable regulation.

Paragraph Five - The Purchasing Shareholder will be obliged to attend eventual requests or to meet the requirements of CVM, formulated based on the applicable law, related to the OPA, within the maximum terms provided in the applicable regulation.

Paragraph Six - If the Purchasing Shareholder does not comply with the obligations imposed by this Article, including on what refers to the compliance of the maximum terms (i) for the performance or request of registration of the or (ii) for compliance or possible requests or requirements from CVM, the Board of Directors of the Company shall convene an Extraordinary General Shareholders’ Meeting, in which the Purchasing Shareholder will not be able to vote, to deliberate on the suspension of the exercise of the rights of the Purchasing Shareholder that did not comply with any obligation imposed in this Article, as provided in Article 120 of the Brazilian Corporation Law, without prejudice to the responsibility of the Purchasing Shareholder for losses and damages caused to the other shareholders as a result of non-compliance to the obligations imposed by this Article.

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Paragraph Seven - Any Purchasing Shareholder who purchases or becomes holder of other rights, including usufruct or trust, over the shares issued by the Company in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, will be equally obliged to, in up to thirty (30) days counted from the date of such purchase or from the event that resulted in the ownership of such rights over shares in amount equal to or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, to present or request the registration, as the case may be, of an OPA, in the terms described in this Article.

Paragraph Eight - The obligations contained in Article 254-A of the Brazilian Corporation Law and in Article 39 of this Bylaws do not exclude the compliance, by the Purchasing Shareholder, with the obligations contained in this Article, except as provided in Article 45 and in Article 46 of this Bylaws.

Paragraph Nine - The provision of this Article is not applicable if a person becomes holder of shares issued by the Company in amount higher than thirty three point thirty three percent (33.33%) of the total of the shares issued as a result: (i) of legal succession, under the conditions that the shareholder disposes the excess of shares in up to sixty (60) days counted from the relevant event, (ii) of the merger of another company into the Company, (iii) of the merger of shares of another company into the Company, or (iv) of the subscription of shares of the Company, made in a single primary issue, that has been approved at a General Shareholders’ Meeting of the shareholders of the Company, according to the rules provided in the applicable regulation.

Paragraph Ten - For purposes of calculation of the percentage of thirty-three-point thirty three percent (33.33%) of the total shares issued by the Company described in the head paragraph of this Article, it will not be calculated the involuntary increases of equity interest resulting from cancelation of shares held in treasury or of reduction of the Company´s capital stock with the cancelation of shares.

Paragraph Eleven - If CVM´s regulation applicable to the OPA, as provided in this Article determines the adoption of a criteria of calculation for setting the purchase price of each share of the Company in the OPA that results in purchase price higher than the one determined in the terms of Paragraph Three of this Article, the OPA provided in this Article shall be effected for the purchase price calculated in the terms of CVM´s regulation.

Article 42. The Company´s delisting from the Novo Mercado, either by voluntary, compulsory act or by virtue of corporate restructuring, shall observe the rules contained in the Regulation of the Novo Mercado.

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Article 43. Without prejudice to the provision of the Regulation of the Novo Mercado, the voluntary delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on the OPA for the cancelation of registration as publicly held company and the following requirements: (i) the price offered shall be fair, being possible, the request of new valuation of the Company in the form established in the Brazilian Corporation Law; and (ii) shareholders holding more than 1/3 of the outstanding shares shall accept the OPA or expressly agree with the delisting from the Novo Mercado without the effective sale of the shares.

Sole Paragraph. The voluntary delisting from the Novo Mercado may occur regardless of the performance of the OPA mentioned in this Article, in the event of waiver approved at the General Shareholders’ Meeting, observing the rules and conditions of the Regulation of the Novo Mercado.

Article 44. Without prejudice to the provision of the Regulation of the Novo Mercado, the compulsory delisting from the Novo Mercado shall be preceded by an OPA that observes the procedures provided in the regulation issued by CVM on public offers for purchase of shares for cancelation of registration of publicly held company and the requirements established in the head paragraph of Article 43.

Sole Paragraph. If the percentage of purchase of shares that authorizes the delisting from the Novo Mercado is not reached, after the performance of the OPA provided in the head paragraph, the shares issued by the Company will still be negotiated in the Novo Mercado, within six (6) months following the performance of the auction of the OPA, without prejudice of the application of eventual sanctions by B3.

Article 45. It is optional the formulation of a single OPA, aiming to more than one of the purposes provided in this Chapter VIII, in the Regulation of the Novo Mercado, in the corporate law or in the regulation issued by CVM, provided it is possible to make procedures compatible with all types of OPA and there is no prejudice for the recipients of the offer and it is obtained the authorization from CVM when required by the applicable law.

Sole Paragraph - With the exception of the OPAs destined to the delisting from the Novo Mercado and/or to the cancelation of registration of publicly held company, the performance of a unified OPA may only occur by a shareholder of the Company who holds an amount equal or higher than thirty three point thirty three percent (33.33%) of the total shares issued by the Company, observing the provision of head paragraph of Article 41 as to the minimum price to be paid per share.

Article 46. The shareholders responsible for the performance of the OPA provided in this Chapter VIII, in the Regulation of the Novo Mercado or in the regulation issued by CVM may ensure its effectiveness through any shareholder or third party.

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Sole Paragraph - The Company or the shareholder, as the case may be, do not exempt itself from the obligation to present the OPA that is of his responsibility until the said OPA is concluded in compliance with the applicable rules.

IX.          ARBITRAL TRIBUNAL

Article 47. The Company, its shareholders, Management and members of Fiscal Council undertake to resolve, by means of arbitration, in the Market Arbitration Chamber, in the form of its regulation, every and all controversy that may arise between them, related to or arising from its condition as issuer, shareholder, Management or member of the Fiscal Council, as the case may be, and, specially, of the application, validity, efficacy, interpretation, violation and its effects, arising from the dispositions contained in Law nº 6.385/1976, in the Brazilian Corporation Law, in the rules edited by the National Monetary Council, in the Central Bank of Brazil or by CVM, as well as in the other applicable rules to the functioning of the capital market in general and the ones contained in the Regulation of the Novo Mercado, in the other regulations of B3 and in the participation agreement of the Novo Mercado, as in the Arbitration Regulation of the Market Arbitration Chamber, to be conducted in compliance with this last Regulation.

X.           COMPANY´S LIQUIDATION

Article 48. The Company will be liquidated in the cases determined in the law, being incumbent on the General Shareholders’ Meeting to elect the liquidator or liquidators, as well as the Fiscal Council that shall work in this period, according to the legal formalities.

XI.          GENERAL PROVISIONS

Article 49. The Company shall observe the shareholders´ agreements filed at the head office, being expressly prevented to the members of the presiding board of the works of the general meetings or of the meetings of the Board of Directors to accept declaration of vote of any shareholder, signatory of shareholders’ agreement duly filed at the head office or of member of the Board of Directors elected by the signatories of such agreement, that is cast in disagreement with what is agreed upon in the referred agreement, also being expressly forbidden to the Company to accept and proceed to the transfer of shares and/or to the encumbrance and/or to the assignment of preemptive right to the subscription of shares and/or of other securities that do not respect what is provided and regulated according to the shareholders’ agreement filed at the head office.

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BRF S.A.

Appendix VI - Comparative table of the proposed amendment to the Company’s Bylaws with an indication of the justification for the changes and alanysis of their legal and economic effects. (Article 11, item II, of CVM Instruction No. 481, of December 17, 2009)

Current	Proposal	Justification and Analysis of Effects
I. Name, Head Office, Term and Corporate Purpose
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Article 3. It constitutes main corporate purpose of the Company the exercise of the following activities, in the national territory or abroad:

(i) the industrialization, commercialization, in retail and wholesale, and exploration of food in general, mainly animal protein by-products and food products that use the cold chain as support and distribution;

(ii) the industrialization and commercialization of animal feeds, nutrients and food supplements for animals;

(iii) the provision of food services in general;

(iv) the industrialization, refining and commercialization of vegetable oils, fats and dairy products;

(v) the exploration, conservation, storage, silage and commercialization of grains, its derivatives and by products;

(vi) the commercialization, in the retail and wholesale, of consumer and production goods including the commercialization of equipment and vehicles for the development of its logistical activity;

(vii) the export and the import of production and consumer goods;

(viii) the provision of services of transportation, logistics and distribution of cargo and food in general;

(ix) the participation in other companies, aiming the broadest achievement of the corporate purposes; and

(x) the participation in any project for the operation of the Company´s business.

Article 3. It constitutes main corporate purpose of the Company the exercise of the following activities, in the national territory or abroad:

(i) the industrialization, commercialization, in retail and wholesale, and exploration of food in general, mainly animal protein by-products and food products that use the cold chain as support and distribution;

(ii) the industrialization and commercialization of animal feeds, nutrients and food supplements for animals;

(iii) the provision of food services in general;

(iv) the industrialization, refining and commercialization of vegetable oils, fats and dairy products;

(v) the exploration, conservation, storage, silage and commercialization of grains, its derivatives and by products;

(vi) the commercialization, in the retail and wholesale, of consumer and production goods including the commercialization of equipment and vehicles for the development of its logistical activity;

(vii) the export and the import of production and consumer goods;

(viii) the provision of services of transportation, logistics and distribution of cargo and food in general;

(ix) the participation in other companies, aiming the broadest achievement of the corporate purposes; ~~and~~

(x) the participation in any project for the operation of the Company´s business;

(xi) manufacture by its own or on demand, commercialization, export and import of pharmochemical products derived from animal slaughter;

(xii) manufacture and commercialization of organic chemical products derived from animal slaughter; and (xiii) manufacture, distribution and export of pharmaceutical ingredients derived from animal slaughter.

Amendment to Article 3 of the Company's Bylaws to include activities related to the manufacture of pharmochemical, organic chemical products derived from animal slaughter and pharmaceutical ingredients, all obtained from by-products of animal slaughter, activity that is already carried out by the Company, those being the legal impact of the change. With respect to the economic impact resulting from such inclusion of activities, Management understands that the Company may obtain economic gains due to the greater possibility of expanding its business, with products of greater added value, through the use of raw materials that it already has, giving continuity to its qualified growth strategy for the coming years; Furthermore, no adverse economic impacts are foreseen.

VI. Audit and Integrity Committee
Article 33. The members of the Audit and Integrity Committee shall be appointed by the Board of Directors for terms of office of two (2) years and will occupy their positions for, at the most, ten (10) years, being dismissible at any time. If the member of the Committee is also a member of the Board of Directors, the term of office will end simultaneously for both positions.	Not Modified
Paragraph 11 - The members of the Audit and Integrity Committee shall elect, among the Independent Directors who are part of the Committee, the coordinator of the Committee, whose activities and assignments shall be defined in the internal regulation of the Committee.	Paragraph 5 - When selecting the members of the Audit and Integrity Committee, the Board of Directors shall appoint the one who will exercise the role of Coordinator of the body.

The matter currently dealt with in Paragraph 11 of article 33 will now be provided for in Paragraph 5 of the same article.

However, the Audit and Integrity Committee Coordinator will be chosen by the Board of Directors, no longer by the Audit Committee itself.

There is no forecast of significant economic or legal effects.

Paragraph 5 - The Audit and Integrity Committee shall meet monthly and whenever necessary, so that the accounting information of the Company is always being evaluated by the committee before its disclosure.	Paragraph 6 - The Audit and Integrity Committee shall meet ~~monthly~~ at least, every 2 (two) months and whenever necessary, so that the accounting information of the Company is always being evaluated by the committee before its disclosure.	Change in the frequency of ordinary meetings of the Audit and Integrity Committee, which shall take place every two months. There is no forecast of significant economic or legal effects.
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Paragraph 6 - The internal regulation of the Audit and Integrity Committee shall be approved by the Board of Directors and will describe in detail its functions, as well as its operational procedures.	Paragraph 7th ~~6th~~ - The internal regulation of the Audit and Integrity Committee shall be approved by the Board of Directors and will describe in detail its functions, as well as its operational procedures.	Paragraph renumbering adjustment only.
Paragraph 7 - The Audit and Integrity Committee shall have means to receive, hold and respond to claims, including confidential, internal and external to the Company, in relation to the non-compliance with the legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for the protection of the confidentiality of the information and of its provider.	Paragraph 8th ~~7th~~ - The Audit and Integrity Committee shall have means to receive, hold and respond to claims, including confidential, internal and external to the Company, in relation to the non-compliance with the legal and regulatory requirements applicable to the Company, in addition to internal regulations and codes, including with provision of specific procedures for the protection of the confidentiality of the information and of its provider.	Paragraph renumbering adjustment only.
Paragraph 8 - The Board of Directors will define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annual or by project, to conduct or determine the performance of consultations, assessments and investigations within the scope of its activities, including the hiring and use of external and independent specialists, to compensate these specialists and pay the ordinary administrative expenses of the Audit and Integrity Committee.	Paragraph 9th ~~8th~~ - The Board of Directors will define the compensation of the members of the Audit and Integrity Committee. The Audit and Integrity Committee shall have operational autonomy and budget allocation, annual or by project, to conduct or determine the performance of consultations, assessments and investigations within the scope of its activities, including the hiring and use of external and independent specialists, to compensate these specialists and pay the ordinary administrative expenses of the Audit and Integrity Committee.	Paragraph renumbering adjustment only.
Paragraph 9 - The meetings of the Audit and Integrity Committee shall be recorded in minutes, considering that the decisions/recommendations shall be taken with favorable votes of 2/3 (two thirds) of its members.	Paragraph 10 ~~9th~~ - The meetings of the Audit and Integrity Committee shall be recorded in minutes, considering that the decisions/recommendations shall be taken with favorable votes of 2/3 (two thirds) of its members.	Paragraph renumbering adjustment only.
Paragraph 10 - The coordinator of the Audit and Integrity Committee, together with other members when necessary or convenient, shall: (i) meet, at least quarterly, with the Board of Directors and with the Fiscal Council; and (ii) be present at the Annual General Shareholders’ Meeting and, when necessary, at the Extraordinary General Shareholders’ Meetings of the Company.	Paragraph 11 ~~10~~ - The coordinator of the Audit and Integrity Committee, together with other members when necessary or convenient, shall: (i) meet, ~~at least quarterly,~~ with the Board of Directors and with the Fiscal Council; and (ii) be present at the Annual General Shareholders’ Meeting and, when necessary, at the Extraordinary General Shareholders’ Meetings of the Company.

Exclusion of the obligation to hold quarterly meetings between the Coordinator of the Audit and Integrity Committee and the Board of Directors and the Fiscal Council. Such meetings may take place whenever necessary.

There is no forecast of significant economic or legal effects.

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Paragraph 11 - The members of the Audit and Integrity Committee shall elect, among the Independent Directors who are part of the Committee, the coordinator of the Committee, whose activities and assignments shall be defined in the internal regulation of the Committee.	The matter currently dealt with in Paragraph 11 of article 33 will now be provided for in Paragraph 5 of the same article, as explained above.

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BRF S.A.

Appendix VII - Copy of the Restricted Stocks Plan, highlighting the proposed amendment

RESTRICTED STOCKS PLAN

This Restricted Stocks Plan is ruled by the provisions below.

1.              Definitions

1.1.          The terms below, when used here with initials in capital letters shall have the meanings assigned to them below, unless expressly provided otherwise:

~~"Parity Stocks" means the Company's stocks acquired by the Beneficiary for participation in the Plan with the resources of Authorized Funds.~~

“Restricted Stock" means common stock nominative, without our nominal issue amount granted to the Beneficiaries and subject to the limitations specified in this Plan and the respective Stock Agreement;

"Restricted Stock Not Fully Acquired" means the Restricted Stock ~~not fully acquired in accordance~~ concerning which the condition established with item 7.1 below has not yet been met;

"Beneficiaries" means the Eligible Persons elected by the Board of Directors, pursuant to paragraph 4.2 (b) below, and in favor of which the Company grants one or more Stock Restricted Stock under this Plan;

“B3” means B3 S.A. – Brasil, Bolsa e Balcão;

"Committee" means the committee established to advise the Board of Directors to manage ~~of~~ the Plan, pursuant to item 4.1 below;

“Company" means the BRF SA, a publicly held corporation, headquartered at Jorge Tzachel, 475 Street, Fazenda, Zip Code: 88.301-600, City of Itajaí, State of Santa Catarina, registred at CNPJ/MF n. 01.838.723/0001-27;

“Board of Directors” means the Board of Directors of the company;

“Grant Agreement” means the private instrument of grant of Restricted Stock signed between the Company and the Beneficiary, whereby the grant Restricted Shares Company to the Beneficiary;

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"Grant Date", unless otherwise expressly provided in this Plan or in the Grant Agreement, means, in relation to Restricted Stock granted to each of the beneficiaries, the signature of the Grant Agreement whereby such Restricted Stock are granted;

"Termination" means the termination of the legal relationship administrator or employee between the Beneficiary and the Company or company controlled, for any reason, including without limitation resignation, removal, replacement or termination of office without re-election to the position of manager, application for resignation or dismissal, with or without cause, termination of contract of service, retirement, permanent disability and death. For clarity, it is established that any shutdown of the office of director or employee of the Beneficiary, or other companies under its control, followed by election and investiture or hiring such Beneficiary to another post of director, statutory or otherwise, does not characterize Termination, for purposes of this Plan;

"Eligible Persons" means persons who can be chosen as beneficiaries under item 3.1 below;

“Plan” means the present Restricted Stocks Plan;

“Stock Option Plan” means the Stock Option Plan, approved at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 8, 2015 and amended at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 27, 2020;

~~“TSR” means the “Total Shareholder Return” - indicator of total return to shareholders, calculated from the price of the Company's shares on the last business day of each fiscal year, plus the dividends per share paid by the Company from the Grant Date, with the premise that dividends will be reinvested in Company itself, and such indicator obtained through consultation to information from Bloomberg news agency or, failing that, for an equivalent; and~~

~~“Funds Committed” means the profits, hiring bonuses and other resources (not including salary) authorized by the Board of Directors for investment by the beneficiary in the acquisition of the Company's shares.~~

2.              Objectives of the Plan

2.1.          The Plan aims to allow the grant of Restricted Shares to Eligible Persons selected by the Board of Directors, in order to: (a) stimulating the expansion, success and the achievement of social objectives of the Company; (b) aligning the interests of shareholders of the Company to the Eligible Persons; and (c) allow the Company, or other companies under its control, attract and retain tied the Eligible Persons.

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3.              Eligible Persons

3.1.          May be elected as ~~Restricted Stock~~ Beneficiaries under the Plan members of the Board of Directors, officers, statutory or not, and others occupying positions in the ~~of~~ Company or in other companies under its control.

3.2.          Nevertheless, members of the Board of Directors who are also members of the Board of Officers shall only receive the ~~Company’s~~ Restricted Stocks grants in the quality of officers.

4.              Plan Administration

4.1.          The Plan will be managed by the Board of Directors, which may, in observance of the provisions of the Company’s Bylaws and the current applicable legislation, respecting the limits of the global annual compensation of the managers, be assisted by the People, Governance, Organization and Culture Committee or any other group defined by it ~~constitute a Committee specially created to advise it in the administration of the Plan~~.

4.2.          In compliance with the general conditions of the Plan and the guidelines established by the Company's General Shareholders Meeting, the Board of Directors shall have broad powers to take all necessary and appropriate measures for the administration of the Plan, including:

~~(a)~~                            the creation and application of general rules for the grant Restricted Stock under the Plan, and the solution of questions of interpretation of the Plan;

~~(b)~~                            the election of the Beneficiaries among the Eligible Persons, and the authorization to grant Restricted Stock on their behalf, establishing all the conditions for the acquisition of rights relating to the Restricted Stock to be granted as well as the modification of such conditions when necessary or appropriate;

~~(c)~~                            the authorization for the sale of treasury shares to satisfy the grant of Restricted Stock under the Plan; and

~~(d)~~                            approve terms and conditions of the Grant Agreements to be entered into between the Company ~~and each~~ the Beneficiary, subject to the provisions of the Plan.

4.3.          In exercising its authority, the Board of Directors will be subject only to the limits of the law and the regulations of the Securities and Exchange Commission and the terms of the Plan, it being understood that the Board of Directors may treat differently administrators and employees from the Company or from companies under its control

176

~~subsidiaries~~ that are in a similar situation and is not bound by any rule of equality or analogy to extend to all Beneficiaries the conditions that it deems applicable only to one or some in its sole discretion. The Board of Directors may also establish special treatment for exceptional cases for the effectiveness of each right of the Restricted Shares, provided that the rights already granted are not affected to the Beneficiaries or the basic principles of the Plan. Such exceptional circumstance shall not constitute a precedent for other Beneficiaries~~y~~.

4.4.          The deliberations of the Board of Directors are binding for the Company in respect of all matters relating to the Plan.

5.              Grant of Restricted Stocks

5.1.          Annually, or whenever it deems necessary, the Board of Directors will approve the grant of Restricted Stock, electing the Beneficiaries in favor of which the Company will sell the Restricted Stock under the Plan, establishing terms and vesting conditions related to the Restricted Stock.

5.2.          The Restricted Stock grant is performed by the conclusion of Grant Agreements between the Company and the Beneficiaries, which shall, without prejudice to other conditions determined by the Board, (a) the amount of the grant Restricted Stock object and (b) the terms and conditions for the acquisition of rights relating to the Restricted Stock. The Board of Directors may also establish the payment of said amount in cash or in shares, in the form to be established in the respective Grant Agreement.

5.3.          The Board of Directors ~~will determine the grant of Restricted Stock for investment by the Beneficiary in the acquisition of Parity Stock as provided in Section 5.3.1 below or any other criteria for granting that deems appropriate, and such Parity Stocks shall be subject to the rules set out in section 7.2 below. Additionally, the Board of Directors~~ may make the acquisition of rights related to the Restricted Stocks to any ~~other~~ conditions, that deems convenient and impose restrictions on transfer, and may also reserve for the Company repurchase options and/or preemptive rights in case of sale by such Beneficiary same Restricted Stock.

~~5.3.1.     At the discretion of the Board of Directors, the number of Restricted Stock to be granted to the Beneficiaries may be calculated as follows:~~

~~(a)~~	~~To the Beneficiaries who invest 25% (twenty five percent) to 50% (fifty percent) of the net value of the Funds Authorized, will be granted the equivalent of one (1) Restricted Stock for each Parity Stock.~~

~~(b)~~	~~To the Beneficiaries who invest more than 50% (fifty percent) limited to 100% (a hundred percent) of the net value of the Funds Authorized, will be granted the equivalent of two (2) Restricted Stock for each Parity Stock.~~
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5.3.1 Without prejudice to other conditions that the Board of Directors deems convenient, pursuant to item 5.3 above, the acquisition of Restricted Stocks rights may, at the discretion of the Board of Directors, be either wholly or partially subject to the Company’s achievement of certain performance rates. Measurement of performance rates and their effects on the acquisition of Restricted Stocks rights shall be defined by the Board of Directors and should be reflected in the Grant Agreements.

~~5.3.2.     The Beneficiary, following the acquisition of Parity Stocks on B3, must prove the acquisition of such Parity Stock by delivery to the Company of the respective brokerage notes.~~

5.4.          The Board of Directors may establish differentiated terms and conditions for each Grant Agreement, without application of any rule of equality or analogy between the Beneficiaries, even if they are in similar or identical situations.

6.              Stocks subjected to the Plan

6.1.          The total number of Restricted Stock that may be granted under this Plan, added to the total number of shares that may be acquired under the Stock Option Plan ~~will~~ shall not exceed 2.5% (two and a half percent) of the common, registered, book-entry shares with no par value, representing the Company’s total capital stock, corresponding, on this date, to 20,311,831 (twenty million, three hundred and eleven thousand, eight hundred and thirty-one) common, registered, book-entry shares with no par value issued by the Company.

6.2.          ~~In order to meet the grant of Restricted Stock under the Plan, the Company, subject to applicable laws and regulations, will sell treasury shares through a private transaction at no cost to the beneficiaries.~~ The Board of Directors, at its sole discretion, may choose to grant to the Beneficiaries some or all of the Restricted Stocks to which they are entitled in the form of ADRs — American Depositary Receipts — backed by stocks issued by the Company, subject to the limits established in item 6.1 above, as well as any restrictions and procedures provided for in the applicable legislation and regulations.

7.              Acquisition of Rights Related to Restricted Stock

~~(a)~~	Without prejudice to other terms and conditions set forth in the respective Grant Agreements, the rights of beneficiaries in respect of Restricted Stock will only be fully acquired ~~is checked, all of the following conditions: (a)~~ the Beneficiaries remain continuously connected, as an administrator or employee of the Company for the period to be defined by the Board of Directors; and established in each Grant Agreement.

~~(b)~~	~~is obtained by the Company a TSR to be set by the Board of Directors in~~
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their respective Grant Agreements, which must be determined at the end of each anniversary of the Grant Date during the all the period to be defined by the Board of Directors, under the terms of item (a) above.

~~7.2. While the rights of Restricted Stock are not fully acquired under the terms and conditions set out in item 7.1 above, the Beneficiary may not engage, sell, assign, sell or transfer, directly or indirectly, the Parity Stocks.~~

7.2.~~3.~~ Once the condition established in item 7.1 above is met, and pursuant to the legal requirements and applicable regulations, the Company shall either transfer the relevant Restricted Stocks or the equivalent financial amount to the Beneficiary, at no cost to the Beneficiary.

7.3.4~~.~~ The Restricted Stock fully acquired under the Plan will maintain all the rights inherent to the condition of shareholders of the Company ~~of their species~~, except for the prohibition periods trading in shares as provided by law and applicable regulations, as well as possible as otherwise determined by the Board of Directors.

8.              Hypothesis of Termination and its Effects

8.1.          Except otherwise defined by the Board of Directors and established in the respective Grant Agreements, ~~as provided below,~~ the Beneficiary's severance of hypotheses, the Restricted Stocks Not Fully Acquired shall be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation.

~~8.2. In case of Termination event for Beneficiary's death, the Restricted Stocks Not Fully Acquired in the Termination date will have their vesting period anticipated and, subject to the applicable legal and regulatory requirements, the Company will transfer to the beneficiary of the estate's name, or if this ended to the Beneficiary's legal successors, their Restricted Stock at no cost to the beneficiary or their heirs and successors in title.~~

~~8.3. Nevertheless the above, the Board of Directors may, at its sole discretion, whenever it deems that social interests are better served by such a measure, fails to observe the rules laid down in the above items, giving special treatment to a particular Beneficiary.~~

9.           Effective Term Plan

9.1.          The Plan shall become effective on the date of its approval by the Company's General Shareholders Meeting and shall remain in force for an indefinite period and may be terminated at any time by decision of the General Shareholders Meeting. The Plan shall end not affect the rights fully acquired the Restricted Stock granted based on it.

10.        General Provisions

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10.1.      Nothing in the Plan shall grant to any Beneficiary the right to remain as administrator and/or employee of the Company, nor interfere in any way the right of the Company, at any time and subject to legal and contractual conditions, terminate the employment contract employee and/or discontinue the trustee's mandate.

10.2.      This Plan and related Grant Agreements (i) do not create any rights other than those expressly provided for in its own terms, (ii) do not give stability or guarantee employment or stay in the condition of administrator or employee, (iii) or harm the right of the Company or other companies under its control, at any time and as appropriate, terminate the employment contract or to terminate the mandate or the relationship with the Beneficiary, (iv) do not guarantee the right to re-election or reappointment functions in the Company or other companies under its control.

10.3.      Each Beneficiary shall expressly adhere to the terms of the Plan, by signing the agreement ~~written declaration~~, without any exception, as defined by the Board of Directors.

10.4.      The rights and obligations relating to Restricted Stock granted under this Plan are personal and not transferable, the Beneficiary may not, under any circumstances, assign, transfer or otherwise dispose of any third party such rights or obligations.

10.5.      Any significant legal change regarding the regulation of corporations, public companies, labor relations and/or tax effects of a grant plan actions, may cause the full review of the Plan.

10.6.      The cases shall be governed by the Board of Directors, asked when he deems it appropriate, the General Shareholders Meeting. Any Restricted Stock granted under the Plan is subject to all the terms and conditions set forth herein, terms and conditions shall prevail in case of inconsistency regarding the provisions of any agreement or document mentioned in this Plan.

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